Exhibit 99.1

Assessment of

the travel industry

in India

August 2023

Consulting

Contents

1	Summary	4
	India’s macroeconomic review	4
	Review of the travel market in India	6
	A snapshot of the travel market in India	7
	Review of the online ticketing market in India	11
	Share of OTAs and captive websites in the Indian online ticketing market	13
	Overview of the Indian OTA market	15
	OTAs’ growth potential and challenges	18
	Share of different customer categories in the OTA industry	19
	Competitive assessment of OTAs and corporate travel players in India	21
	Competitive assessment – Business to Business (B2B)	25

2	Macroeconomic overview of India	28
	Review of India’s GDP growth	28
	Outlook for GDP growth	31
	Review of share of trade, hotels, and transport in GVA	32
	Review of private final consumption growth	33
	Review of per capita income growth	35
	Review of Consumer Price Index (CPI)	36
	Review of population growth and urbanisation	37

3	Domestic online travel market	41
	Internet subscription trend in India	42
	Trend in mobile phone usage	43
	Review of the travel market in India	44
	Review of the online ticketing market in India	49
	Sub-segments within the online ticketing market	50
	Share of OTAs and captive websites in the Indian online ticketing market	51

4	OTA market in India	54
	Overview	54
	Overview of segment-wise bookings made via OTAs	55
	Share of different customer categories in the OTA industry	58
	OTAs’ growth potential and challenges	60

5	Competitive assessment of OTAs in India	62
	Profiles of players (B2C)	74

6	Competitive assessment of corporate travel players in India	82
	Competitive assessment – Business to Business (B2B)	82

2

7	Overview of tourism industry	85
	Trend in global travel and tourism industry	85
	Overview of domestic travellers in India	87
	Overview of foreign travellers in India	88
	Major countries contributing to Indian tourism	89
	Trend in Indian nationals’ departures from India	90
	Overview of domestic passenger volumes at top 30 airports in India	91
	Overview of airline-wise market share on domestic routes	92
	Overview of market share of LCCs on domestic routes	93
	Review on fleet of Indian carriers	94

8	Overview of the hospitality industry	96
	Classification of hotels	96
	Growth drivers for the Indian hospitality industry	99
	Challenges for the Indian hospitality industry	101
	Market size of the organised and branded hotel industry in India	104
	Share of the premium segment in the hotel industry	105
	Room inventory in the budget, mid-market and premium hotel segments	106
	Proportion of hotel bookings made online	107
	Proportion of hotel bookings through mobile phones	109
	Split in hotel bookings made online by tier 1, 2 and 3 cities	110

9	Government initiatives	112
	India ranked 54th in Travel and Tourism Competitiveness Index 2021	112
	Key government initiatives for tourism	112

10	An overview of air and port freight industries in India	123
	Review and outlook of air freight	123
	Review and outlook of port traffic	124

3

1 Summary

India’s macroeconomic review

GDP rose at a 5.7% CAGR between fiscal 2012 and 2023; growth likely at 6.0% in fiscal 24

As per the provisional estimates released by the National Statistical Office, India’s real gross domestic product (GDP) grew at 7.2% in fiscal 2023, growing to ~Rs 160 trillion in fiscal 2023 from Rs 87 trillion in fiscal 2012

While domestic demand has stayed relatively resilient in fiscal 2023, it would be put to test in fiscal 2024 as industrial activity weakens. It will feel the pressure from increasing transmission of interest rate hikes to consumers as well, and as the catch-up in contact-based services fades. Also, rural income prospects remain dependent on the vagaries of the weather. Therefore, increasing frequency of extreme weather events remains a key monitorable. While lowering demand for Mahatma Gandhi National Rural Employment Guarantee Act jobs is an encouraging sign for the rural economy from a job perspective, depressed wages are a matter of concern for rural demand. Besides the global slowdown, a forecast of El Nino, which disturbs Indian monsoons and hits rural incomes, is another risk to monitor. Because of these factors, CRISIL projects GDP growth to slow to 6% in fiscal 2024 from an estimated 7.2% in fiscal 2023, with risks to the downside.

Real GDP growth (% year-on-year)

Notes: RE: revised estimates; PE: provisional estimates; P: projected

Sources: Provisional Estimates of National Income, 2022-23, CSO, MoSPI; CRISIL MI&A

India ranked sixth globally in total tourism spending in 2021

India ranked sixth worldwide in total tourism spend in 2021. As a percentage of GDP, tourism spending was 6.9% in 2019 and it was 5.8% in 2021. Travel and tourism GDP fell 41.7% on-year in 2020, owing to the pandemic. It rose 43.6% in 2021.

4

Key countries in total tourism spending ($ billion at constant prices) and contribution to GDP in 2021 (%)

Source: World Travel and Tourism Council (WTTC), CRISIL MI&A

5

Review of the travel market in India

Indian travel industry expected to clock 9-11% CAGR between fiscals 2023 and 2028

The Indian travel industry was estimated at Rs 2,825-2,845 billion in fiscal 2023. Led by a growing economy, geographical and cultural diversity, and various government initiatives, the Indian travel industry grew at 6-8% CAGR between fiscal 2017 to 2023, to a size of Rs 2,825-2,845 billion. The growth momentum is expected to continue. We expect the industry to grow annually by 9-11% to Rs 4,540-4,560 billion by fiscal 2028, driven by development of tourism infrastructure, rising income levels translating to higher discretionary spending on travel and tourism, increase in frequency of travel business and leisure purposes, reforms in visa and increase in connectivity across means of transport.

Indian travel industry – trends and outlook

Notes: 1. E: Estimated P: Projected 2. Market size for the Indian travel industry has been estimated at gross bookings. The Indian travel industry size does not include bus bookings, as total bus booking industry is largely unorganised.

Source: CRISIL MI&A

6

A snapshot of the travel market in India

Notes: Values in Rs billion except for percentages

7

1. E: Estimated P: Projected 2. For gross bookings, CRISIL MI&A has considered airline ticketing (domestic and international), hotels (room revenue across premium, mid-market and budget accommodation) and railway ticketing (long distance train ticketing) segments of the travel industry in India. The market size includes tickets booked through offline and online modes and is estimated at the gross booking level (defined as the total amount paid by customers for travel services and products booked through the company and/or agency, including taxes, fees and other charges, and these are net of cancellations, discounts and/or refunds). CRISIL MI&A has not included bus bookings under the Indian travel industry in this section.

3. For estimating the online travel agency (OTA) industry, CRISIL MI&A has considered net revenue i.e., typical commissions earned across segments (defined as gross bookings less procurement costs of relevant services and products for sale).

4. The business-to-customer (B2C) category includes direct or retail customers; the business-to-business (B2B) category includes corporate clients and travel agents.

5. The online travel industry includes bus bookings revenue, along with flight, rail and hotel bookings Source: Industry interactions, CRISIL MI&A

The Indian travel industry is expected to grow at a 9-11% CAGR, expanding to Rs 4,540 billion - 4,560 billion in fiscal 2028 from Rs 2,825-2,845 billion in fiscal 2023, driven by development of tourism infrastructure, rising income levels translating into higher discretionary spending on travel and tourism, and an increase in the frequency of travel for business and leisure purposes. Online penetration within the industry is expected to reach 73-75%. As a result, the online travel market in India is estimated to grow to Rs 3,335 billion – 3,355 billion in fiscal 2028 from Rs 1,900 – 1,920 billion in fiscal 2023, or at a 11.5-12.5% CAGR. Within the online travel market, the share of OTAs is expected to increase faster than captive players.

Gross booking revenue of the OTA industry in India is estimated to grow at a 13-14% CAGR between fiscals 2023 and 2028 to Rs 2,440 billion - 2,460 billion. In net revenue terms, it is likely to grow 14-15% to Rs 213 billion - 215 billion by fiscal 2028, driven by changing customer preferences and technological advancements. Within the OTA market, the business-to-business (B2B) category is expected to grow faster than the business-to-customer (B2C) category through fiscal 2028. The B2B category is estimated to grow at a 15-16% CAGR to Rs 89 billion - 93 billion in fiscal 2028 from Rs 42 billion - 46 billion in fiscal 2023.

8

Air travel to retain a majority share in the Indian travel market as of fiscal 2028

Segment-wise share in the Indian travel market

Note: E: estimated P: projected

The Indian travel industry size does not include bus bookings, as total bus booking industry is largely unorganised. Market sizing are estimates post considering COVID-19 impact.The numbers above the bar charts represent total Indian travel market for that year Source: CRISIL MI&A

Online penetration in the Indian travel market to reach 73-75% by fiscal 2028

The Indian travel market is growing fast and has significantly evolved with digitisation. The global distribution system (GDS)* was introduced for travel and hospitality service providers in India during the 1990s, at a time when internet penetration was low. The trend in online travel bookings was further fuelled with the Indian Railway Catering and Tourism Corporation (IRCTC) launching its e-ticketing services in 2002. Another driver of online ticketing was the emergence of OTAs and online travel aggregators during the early 2000s, who initially focussed on airline ticketing.

Ticketing services across travel segments have undergone a dramatic change thanks to increased internet penetration, greater affordability of smart phones, user friendliness of online platforms, convenience in terms of comparison, varied modes of payment offered (credit cards, debit cards and net banking), and faster pace of service providers adopting digital platforms for their respective businesses. Online penetration, defined as share of bookings done online via captive websites of the service providers or through OTAs, of the Indian travel industry stands at 66-68% as of fiscal 2023. It is expected to increase to 73-75% by fiscal 2028, supported by growth in online transactions.

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Trend and outlook in online penetration of the Indian travel market

Note: E: estimated P: projected

The Indian travel industry size does not include bus bookings, as total bus booking industry is largely unorganised. Market sizing are estimates post considering COVID-19 impact. The numbers above the bar charts represent total Indian travel market for that year.

Source: CRISIL MI&A

Online penetration of air ticketing is estimated to be highest at 74-76% as of fiscal 2023

Industry estimates indicate that air ticketing has a high online penetration of 74-76% as of fiscal 2023, as this segment was the first to adopt online channels, followed by railways (80-82%). Commencement of e-ticketing services by IRCTC since 2002 has helped the online railways ticketing segment gain ground. In contrast, online penetration in hotel bookings is low at 31-33% as of fiscal 2023, due to the fragmented nature of the Indian hotel industry compared with the airlines or railways, and comparatively slower adoption of hotel brands and chains, especially the small and mid-sized ones onto the digital platforms including OTAs.

10

Segment-wise share of online penetration in India

Note: E: Estimated P: Projected

The numbers above the bar charts represent the total travel market for that segment

Source: CRISIL MI&A

CRISIL MI&A expects online penetration in airline and rail ticketing to improve to 80-82% and 81-83%, respectively, by fiscal 2028, on account of the sheer convenience offered by online channels. In case of hotels segment, online penetration is expected to improve to 38-40% in by fiscal 2028, mainly because of supply expansion as more players, especially from smaller tier 1, 2 and 3 cities*, come onto the online platform. Thanks to deeper penetration of internet, wider smartphone usage and social media influence, coupled with a young population that has rapidly adapted to the digital era, consumers’ preference for online travel booking across segments is expected to increase in the medium to long term.

Note*:Based on city category classification followed by 7th Pay Commission, tier I – X cities (top 8 cities), tier II – Y cities (next 88 cities), tier III – Z cities (all the remaining cities).

Review of the online ticketing market in India

Indian online ticketing market to log 11-13% CAGR between fiscals 2023 and 2028

In fiscal 2023, the Indian online ticketing market is estimated to be worth Rs 1,900-1,920 billion, registering 12.5-13.5% CAGR from Rs 900-920 billion in fiscal 2017. Growth can be attributed to the increasing penetration of internet and smart phones. Other enabling factors include growing share of low-cost airlines, increasing popularity of online railway ticket booking system, and convenience that online bookings offer. However, the online ticketing industry is not without its share of challenges. Travellers’ concern about security of their personal information and online financial frauds are the key challenges that require to be addressed effectively in order to ensure seamless transition from offline to online channels. The industry from its size in fiscal 2023 (Rs 1,900 billion - 1,920 billion) is expected to grow to 1.75 times (Rs 3,335 billion – 3,355 billion) by fiscal 2028, at a CAGR of 11.5-12.5%.

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Online ticketing industry in India – Trend and outlook

Note: E: Estimated P: Projected. The online ticketing industry includes bus bookings revenue, along with flight, rail and hotel bookings

Source: CRISIL MI&A

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Airline ticketing has a dominant share in the Indian online ticketing industry

Sub-segments within the online ticketing market based on gross revenue

Note: E: Estimated P: Projected

The numbers to the right of the bar charts represent the total online ticketing market for that year

Source: Industry interactions, CRISIL MI&A

Share of OTAs and captive websites in the Indian online ticketing market

OTAs to dominate air, hotel and bus ticketing by fiscal 2028

OTAs enjoy 80-82% share in the online air ticketing segment, much higher than captive websites’ having 18-20% share. Better convenience as OTAs offer various options, ease of comparison and competitive pricing have played a major role in OTAs’ achieving their dominance in the sector.

In case of railways segment, the IRCTC dominates online rail ticketing. Although some OTAs have ventured into the rail ticketing segment, bookings are routed via the IRCTC platform itself. So, OTAs have only a marginal share as of now. This is expected to continue in the medium term as well. Since, the IRCTC has initiated a number of measures to improve the user interface and ease the process of booking. is expected to continue the same in the medium term as well.

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OTAs enjoy 82-84% share in the online hotels booking segment. As in the case of airline ticketing, higher degree of convenience offered by OTAs with regards to the number of options, ease of comparison and competitive pricing have played a crucial role in them gaining dominance.

Online penetration in bus ticketing remains low on account of ready availability of tickets with state transport corporations and private players. However, OTAs enjoy a share of 80-82%, higher than captive players in this segment. Industry interactions indicate this is largely on account of higher degree of user friendliness of OTA platforms than captive websites.

Trend in and outlook for share of OTAs in total online ticketing industry in India (based on gross revenue)

Note: E: estimated; P: projected

The numbers above the bar charts are total online ticketing market for respective segment

Source: Industry interactions, CRISIL MI&A

OTAs command 67-69% share of total online ticketing in India

As per industry estimates, in value terms, OTAs accounted for 67-69% of the total online ticketing industry in India as of fiscal 2023, based on gross booking revenue. In absolute terms, it translates to an estimated market size of Rs 1,250-1,270 billion. Their share has grown from 55-57% during fiscal 2017, largely due to comparatively friendly user-friendly interface compared with captive website of service providers and ease of comparison across options. Higher discounts from the OTAs as well as offers by banking partners have also made them competitive in pricing vis-à-vis captive websites. This trend is expected to continue in the medium term, with the share of OTAs in the online ticketing industry expected to reach 72-74% by fiscal 2028.

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Segment-wise share of OTAs in the online ticketing industry in India (based on gross revenue)

CAGR (FY17-23):

OTA: 16-17%; captive: 7.0-8.0%

CAGR (FY23-28):

OTA: 13-14%; captive: 7.0-8.0%

(Rs billion)
900-920
1,485-1,505
635-655
1,145-1,165
1,900-1,920
3,335-3,355
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
43-45%
55-57%
33-35%
65-67%
37-39%
61-63%
39-41%
59-61%
31-33%
67-69%
26-28%
72-74%
FY17
FY20
FY21
FY22
FY23E
FY28P
OTAs
Captive

Note: E: estimated, P: projected. The online ticketing industry includes bus booking revenue along with flight, rail and hotel bookings.

The numbers above the bar charts represent total online ticketing market for that year

Source: Industry interactions, CRISIL MI&A

Overview of the Indian OTA market

CRISIL MI&A defines OTAs as companies that specialise in sale of travel-related products and services such as booking of air tickets, hotel rooms, travel packages, bus tickets and railway tickets via their websites and applications. These are typically third-party agents reselling products and services provided/ organised by others for an agreed commission. While sizing the OTA industry, CRISIL MI&A has considered net revenue, i.e., typical commissions earned across segments (defined as gross bookings less procurement costs of relevant services and products for sale).

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On the other hand, metasearch engines function as search engines for travel needs across multiple sources and showcase them for ease of comparison. A key difference between OTAs and metasearch engines is that the latter typically do not sell any inventory.

CRISIL MI&A has not included the metasearch engines while estimating the Indian OTA industry.

Indian OTA market to log 13-14% CAGR over fiscals 2023-2028 in terms of gross booking revenues

CRISIL MI&A estimates domestic OTAs’ gross booking revenue clocked a 16-17% CAGR from Rs 505-525 billion in fiscal 2017 to Rs 1,285-1,305 billion in fiscal 2023, driven by rapid growth in affordability of and access to internet, increased awareness and comfort with online transactions, competitive prices offered by OTA players to attract consumers, and growing network of service providers on OTA platforms. These factors are likely to continue to fuel growth of the Indian OTA market in the medium term. The market is expected to grow ~1.9x from fiscal 2023 and log 13-14% CAGR to reach Rs 2,440-2,460 billion by fiscal 2028.

Growth in the Indian OTA industry (based on gross booking revenue)

Note: E: Estimated, P: Projected

Market sizing of the Indian OTA industry is based on gross booking revenue, inclusive of bus booking revenue

Source: CRISIL MI&A

Indian OTA market in net revenue terms expected to clock 14-15% CAGR over fiscals 2023-2028

In terms of net revenue, CRISIL MI&A estimates the Indian OTA market grew at a 15.5-16.5% CAGR from Rs 44-46 billion in fiscal 2017 to Rs 108-110 billion in fiscal 2023. The Indian OTA market is expected to become ~2 times its size in fiscal 2023 and grow at 14-15% CAGR to Rs 213-215 billion by fiscal 2028.

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Growth in the Indian OTA industry (based on net revenue)

Note: E: Estimated, P: Projected

Market sizing of the Indian OTA industry is based on net revenue, inclusive of bus booking revenue.

CRISIL MI&A considers net revenues i.e. typical commissions earned across segments (defined as gross bookings less procurement costs of relevant services and products for sale) as net revenue

Source: CRISIL MI&A

Air ticketing dominates Indian OTA industry as of fiscal 2023

Source: CRISIL MI&A

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OTAs’ growth potential and challenges

Convenience, competitive pricing key differentiators

OTAs in India gained popularity due to increasing penetration of internet and smartphones. While this trend is expected to continue in the medium to long term, other factors will also aid the industry’s growth. They are:

●	Convenience: OTAs function as a one-stop shop for all the travel-related needs such as booking of airline tickets, hotel accommodation, holiday packages, rail tickets and bus tickets. The biggest advantage for customers is the availability of multiple options across segments, providing option to compare prices, dates, locations and time schedules on a single platform. In contrast, captive websites only showcase the brand’s own offerings. Customers using OTAs can compare and book everything, from travel tickets to hotel rooms, on a single platform. Going forward, these aspects are expected to help OTAs attract more customers.

●	Competitive pricing: Despite the strong macro-economic indicators and rising disposable incomes, India remains a price sensitive country when it comes to discretionary spending, including travel and tourism. Both urban and rural customers prefer to compare prices across sources in order to get the best deal. In order to gain customer volumes, OTAs and their banking partners have been aggressive in offering discounts and rebates. This trend is expected to continue.

●	Evolution of free independent travellers (FITs): The urban millennial traveller is internet-, smartphone- and application-savvy. Such customers have greater awareness about how different components of travel work and where to source each component from, in order to minimise travel cost and optimise the experience. As per their interests, they research and plan itinerary through OTAs. TTAs, on the other hand, typically offer pre-defined holiday packages, which focus largely on popular tourist attractions. Thus, evolution and growth of FIT is expected to drive the OTA market in the medium to long term.

●	Focus on technology: OTAs use technology to improve user experience on their platforms. Further investments in technology will help personalise the customer experience, simplify the search process and consequently, ensure acceptance and repeat clientele. Similarly, for the B2B segment, integration of APIs with the enterprise’s internal ERP software will aid adoption and growth of OTAs.

●	MoT recognises OTAs: In December 2018, the MoT rolled out a scheme for approval of OTAs. This is a voluntary scheme open to bona fide OTAs to bring them on a common platform in the organised sector. Under this scheme, an approved OTA shall be granted a recognition by the ministry for five years. This approval certificate is aimed at ensuring reliability of the services provided by the OTAs. The approval will help OTAs gather market share in tier-II and -III cities, where customers are yet to gain confidence in online bookings.

Garnering market share in higher-margin segments remains a challenge

●	Increasing focus on direct bookings by hotel players: While hotels were earlier keen to list on OTAs due to the visibility they are offered, the trend is beginning to reverse, especially in the case of larger branded chains. Industry interactions indicate larger hotel chains are now focussing on their own websites to draw customers. Encouraging direct bookings helps hotels avoid the OTAs’ commission, which have been on the rise. Direct bookings also boost customer relationship, which can be further leveraged to cross-sell other services, such as banquet facilities, restaurants, spa facilities, etc. Hotels are also using loyalty cards and programmes to encourage direct bookings via their own websites. Going forward, this can pose a challenge to OTAs as they seek to improve their market share in the higher-margin hotels and holiday packages segment.

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●	Limited presence in holiday packages segment: While most OTAs derive a large share of their revenue from the airlines or hotels segment, they have a limited presence in the holiday or tour packages segment. The holiday packages segment continues to be dominated by the larger branded TTAs since it requires experienced personnel on site and operational expertise in tour management. Industry interactions indicate if OTAs want to gain market share in the segment, they will have to replicate the operational model of TTAs which could lead to an increase in operational costs and thereby impact profitability.

●	Increasing competition from global OTAs, new entrants: The Indian OTA industry is currently dominated by domestic players while international players enjoy a relatively lower share. However, in the future, the scenario could change as global OTAs choose to focus on the comparatively nascent Indian market. Entry of new players with deep pockets could also alter the industry’s competitive landscape in the medium to long term..

Share of different customer categories in the OTA industry

Share of B2B category to reach 40-45% by fiscal 2028

The OTA industry in India largely caters to two categories of customers — retail customers under the B2C category, and corporate clients and travel agents under the B2B category. These segments vary in terms of booking requirements and rates offered.

●	B2C: The largest category of customers of OTAs is direct or retail customers who use online platforms for bookings. The rates offered to them are listed on the website/application. Apart from OTAs’ discounts, they receive certain rebates from banking and payment partners, to promote higher usage of credit/debit cards and payment gateways.

●	B2B: This category includes corporate clients and travel agents. The requirements of corporates are different from those of retail customers on account of cancellations, rescheduling, fixed budget allocated for travel for the year, shorter time frame for bookings, etc. This requires a dedicated service component, and OTAs typically have a separate team to serve this segment. This segment also includes TTAs, who, instead of investing in their own digital platforms, chose to collaborate with OTAs to reduce operational costs and stay relevant in the increasingly digital era. Such TTAs typically do not operate on a fixed cost and inventory from airline companies or hotel chains.

Share of customer categories in the OTA industry (based on net revenue)

19

Source: Industry interactions, CRISIL MI&A

Growth in Indian OTA industry’s B2B category (based on net revenue)

E: estimated; P: projected

Based on net revenue. CRISIL MI&A considers typical commissions earned across segments (defined as gross bookings less procurement costs of relevant services and products for sale) as net revenue

Source: Industry interactions, CRISIL MI&A

Growth in Indian OTA industry’s B2B category (based on gross revenue)

E: estimated; P: projected

Based on gross revenue. Gross revenue is defined as the total amount paid by customers for travel services and products booked through the OTAs including taxes, fees and other charges, and is net of cancellations, discounts and/or refunds.

Source: Industry interactions, CRISIL MI&A

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B2B share on the rise

Interactions with industry players indicate the share of B2B in travel booking industry has been rising over the past few years, primarily as OTAs provide dedicated support and offer a wider base of options to choose from. Travel requirements are customised as per the companies’ requirements and OTAs also get an opportunity to cross-sell other products and services leveraging their relationship with companies.

Growth drivers of the B2B segment

●	Focus on technology – Unlike TTAs, whose reach is relatively limited, OTAs provide a wider range of services. They serve as a one-stop solution to corporates with increased focus on technology, integrating APIs with internal ERP systems providing customised solutions

●	Changing customer preferences – The requirements of corporate travellers are different from those of leisure travellers. Corporate travellers require support for invoicing and MIS reporting, identifying travel locations and instant support for change in travel requirements. Thus, shift of small and medium enterprises to digital platforms is expected to support OTA growth

●	Value-added services – Over the years, OTAs have developed relationships with various service providers such as insurance and visa partners. While corporates get benefit of using these value-added services, OTAs are trying to leverage these relationships to cross sell other products and services.

Competitive assessment of OTAs and corporate travel players in India

CRISIL MI&A MI&A has compiled profiles of key players in the OTA industry on the basis of gross booking revenue and operating revenue, as detailed below. Information in this section is sourced from publicly available sources, including annual reports and investor presentations of listed players, regulatory filings, rating rationales and/or company websites as relevant.

Key players in the domestic OTA market, fiscal 2023

Players	Year of commencement of business	Company headquarters	Number of customers as of FY20 (million)	Number of customers as of FY21 (million)	Number of customers[1] as of FY22 (million)	Number of customers[1] as of FY23 (million)	Number of agents	Employee count (nos.)
Yatra Online, Inc.	2006	Gurugram, Haryana	11.1	11.7	12.4	14.0	~29,800	~1,100
MakeMyTrip Ltd	2000	Gurugram, Haryana	48.0	51.0	56.0	NA2	36,000	4,090
Cleartrip Pvt Ltd	2005	Mumbai, Maharashtra	NA2	NA2	NA2	NA2	NA2	NA2
Easy Trip Planners Ltd	2008	New Delhi	9.7	10.3	11.0	14.0	50,0004	1,000
Ixigo (Le Travenues Technology Ltd)	2007	Gurugram, Haryana	NA2	64.663	NA2	NA2	NA2	4504

1. Customers for:

Easy Trip Planners Ltd: Defined as registered customers, i.e., customers who have provided their unique mobile number and/ or e-mail address, as applicable, on the company’s website and mobile applications

MakeMyTrip Ltd: Defined as transacted customers (life to date) until the end of a given period as per the company’s annual reports and presentations

Yatra Online, Inc.: Defined as cumulative customers (excluding B2B business) as per the company’s annual reports and presentations

2. Not available since data has not been reported by the company

3. Ixigo: Registered users are those that have provided their unique mobile number or e-mail address, as applicable, on its platforms as of the relevant period

4. Headcount as of FY22

Source: Companies’ annual reports, investor presentations, news articles, company websites, CRISIL MI&A

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Key segments for different OTA players

Note: Others for Easy Trip Planners Ltd include visa processing and activities such as sightseeing, events and shows etc Others for MakeMyTrip Ltd include villas and apartments bookings, visa processing, gift cards, etc

Others for Yatra Online, Inc. include cruises, and activities such as sightseeing, events, shows and monument visits, forex, visas, gift cards, travel insurance etc

Others for Le Travenues Technology Ltd include visa processing, Ixigo money, etc

Others for ClearTrip include various activities offered across cities

Source: Company websites

Key segments for different corporate players

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Note:

Others for Yatra Online, Inc. include cruises, and activities such as sightseeing, events, shows and monument visits, forex, visas, gift cards, travel insurance etc

Others for Thomas Cook India include visa services, cruises, forex, travel insurance, gift cards

Information for FCM Travel Solutions India is as of November 2021.Website for the B2C segment of FCM Travel Solutions India – Travel Tours – shows under maintenance as on October 7, 2022

Source: Companies’ annual reports, CRISIL MI&A

Number of corporate clients for OTA players (fiscal 2023)

Players	Number of large corporate clients	Number of other corporate clients (small and medium enterprises, small businesses)	Total number of corporate clients
Yatra Online, Inc.	~813	~49,800	~50,613
MakeMyTrip Ltd	249[1]	45,000+[1]	~45,249+[1]
Cleartrip Pvt Ltd	NA	NA	NA
Easy Trip Planners Ltd	NA	NA	NA
Ixigo (Le Travenues Technology Ltd)	NA	NA	NA

Note 1. Includes 249 active accounts for Q2T (Quest to Travel, targeting large corporates) and more than 45,000 active accounts on MyBiz programme (targeting SMEs) as per March 2023 investor presentation

NA: Not available

Sources: Companies’ annual reports, investor presentations, earnings calls, CRISIL MI&A

Number of hotel/ accommodation tie-ups for OTA players (fiscal 2023)

Players	Number of domestic hotel / accommodation tie-ups	Number of international hotel/ accommodation tie-ups	Total number of hotel/ accommodation tie-ups
Yatra Online, Inc.	~105,600[3]	20,00,000+	21,05,600+
MakeMyTrip Ltd [2]	60,000	7,00,000+	7,60,000+
Cleartrip Pvt. Ltd[1]	NA	NA	4,00,000+
Easy Trip Planners Ltd [2]	NA	NA	10,00,000+
Ixigo (Le Travenues Technology Ltd)	NA	NA	NA

Note 1. From company website accessed on July 10, 2023

2. Fiscal 2022 data as Fiscal 2023 data is not available

3. For the period FY23 as per their latest investor presentation

NA: not available

Sources: Companies’ annual reports, investor presentations, CRISIL MI&A

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Operational performance for fiscal 2023

Players	Gross booking revenue[1] (Rs billion)	Gross bookings on-year growth for FY23 (%)	Gross bookings CAGR for FY21-23 (%)	Operating revenue[2] (Rs billion)	Take rate (operating revenue/ gross booking revenue)	Operating revenue on-year growth for FY22 (%)	Operating revenue CAGR for FY21-23 (%)
Yatra Online Ltd	67.4 #	96.5% #	106.4% #	3.8	5.7%	92.2%	73.8%
MakeMyTrip Ltd*	527.9	122.2%	108.5%	47.9	9.1%	111.2%	98.0%
Cleartrip Pvt. Ltd	NA	NA3	NA3	N.Ap4	N.Ap4	N.Ap4	N.Ap4
Easy Trip Planners Ltd	80.5	116.7%	94.5%	4.5	6.0%	90.7%	104.8%
Ixigo (Le Travenues Technology Ltd)	NA	NA	NA	NA	NA	NA	NA

1. Gross booking revenue is defined as the total amount paid by customers for travel services and products booked through OTAs, including taxes, fees and other charges, and is net of cancellations, discounts and/or refunds

2. Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. Financials have been reclassified as per CRISIL standards

3. FY23 financials are not available in Ministry of Corporate Affairs (MCA) filings made by the company

4. Not applicable as the latest data available for Cleartrip Pvt Ltd is as of fiscal 2022

5. Gross transaction value refers to the total amount paid (including taxes, fees and service charges, gross of all discounts) by users for the OTA services and products booked in the relevant period. This excludes the transactions facilitated through initial meta-search business model

#: The gross booking revenue data is for Yatra Online, Inc.

*: Exchange rate for MakeMyTrip Ltd: Financials reported by the company are in USD, and have been converted into INR using average USD-INR exchange rate for fiscals 2023, 2022, 2021, 2020

Year	FY20	FY21	FY22	FY23
Exchange rate (1 USD = INR)	70.9	74.2	74.5	80.4

Source: Companies’ annual reports, US Federal Reserve, CRISIL MI&A

Profitability of considered OTA players

Players	EBITDA[1] in FY23 (Rs mn)	EBITDA margin[2] in FY23 (%)	EBITDA margin in FY22 (%)	Net profit margin[3] in FY23 (%)	Net profit margin in FY22 (%)
Yatra Online Ltd	538.7	13.6	4.0	2.0	(14.1)
Easy Trip Planners Ltd	1,912.5	41.2	59.1	28.9	42.9
Ixigo (Le Travenues Technology Ltd)	NA	NA	(-1.8)	NA	(5.5)
MakeMyTrip Ltd	4,983.5	10.2	2.9	(1.8)	(14.4)
Cleartrip Pvt Ltd	N.Ap4	NA	(345.7)	NA	(432.1)

Note: Financials have been reclassified as per CRISIL standards.

1. EBIDTA is calculated as the sum of Profit Before Tax, Interest and Finance Charges, Depreciation and Amortization

2. EBIDTA Margin is calculated as the sum of Profit Before Tax, Interest and Finance Charges, Depreciation and Amortization divided by the sum of Total Operating Income and Total Non-Operating Income

3. Net Profit Margin is calculated as Profit After Tax divided by the sum of Total Operating Income and Total Non-Operating Income

4. NA – Not available as the latest data available for Cleartrip and Ixigo is for 2022

5. Exchange rates used for MakeMyTrip financials are:

Year	FY20	FY21	FY22	FY23
Exchange rate (1 USD = INR)	70.9	74.2	74.5	80.4

Source: Companies’ annual reports, US Federal Reserve, CRISIL MI&A

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Competitive assessment – Business to Business (B2B)

CRISIL MI&A has compiled profiles of key players in the corporate travel industry on the basis of gross booking revenue and operating revenue, as detailed below. Information in this section is sourced from publicly available sources, including annual reports and investor presentations of listed players, regulatory filings, rating rationales and/or company websites, as relevant.

Kindly note that the below mentioned list of players is indicative in nature and not exhaustive.

Consider the below abbreviations for the companies considered

Yatra Online Ltd: Yatra

GBT India Pvt Ltd: GBT India

CWT India Pvt Ltd: CWT India

FCM Travel Solutions India Pvt Ltd: FCM Travel Solutions India

Thomas Cook India Ltd: Thomas Cook India

Overview of players considered

Players	Year of commencement of business	Company headquarters	Key segments related to corporate travel (indicative list)	B2C travel	Employee count
Yatra Online, Inc.	2006	Gurugram, Haryana	Corporate travel management services, Meetings, Incentives, Conferences and Exhibitions (MICE), FOREX, visas, hotels etc.	Ö	~1,100[3]
GBT India	2014	Delhi, India	Corporate travel management services, meetings and events, global business consulting		1,305[4]
CWT India	1998	Mumbai, Maharashtra	Corporate travel management solutions, meetings and events, travel consulting, hotel distribution services		690[4]
FCM Travel Solutions India [2]	1997	Mumbai, Maharashtra	Corporate travel management services, account management, meetings and events, consulting services	Ö	997[4]
Thomas Cook India	1978	Mumbai, Maharashtra	Corporate travel services, meetings, incentives, conventions and exhibitions (MICE)	Ö	7,210[4]

Note:

1. Employee count is as of FY21

2. Information for FCM Travel Solutions India is as of November 2021. Website for the B2C segment of FCM Travel Solutions India – Travel Tours – was under maintenance as on October 7, 2022

3: FY23 employee count

4: FY22 employee count

Source: Companies’ annual reports, CRISIL MI&A

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Operational performance for FY22 : Business to Business (B2B)

Players[6]	Gross booking revenue[1] (Rs billion)	Gross bookings on-year growth for FY22 (%)	Gross booking revenue CAGR for FY20-22 (%)	Net revenue (Rs billion)	Net revenue on-year growth for FY22 (%)	Net revenue CAGR for FY20-22 (%)
Yatra Online, Inc.	NA4	NA	NA	NA	NA	NA
GBT India Pvt Ltd	NA	NA	NA	2.0	9.7%	(9.3)%
CWT India Pvt Ltd	NA	NA	NA	0.5	11.1%	(54.7)%
FCM Travel Solutions India Pvt Ltd	8.0[3]	359.4%	(43.0)%	0.7	64.1%	(42.0)%
Thomas Cook India Ltd	NA	NA	NA	NA	NA	NA

Note: 1: Gross booking revenue is defined as the total amount paid by customers for travel services and products booked through the OTAs including taxes, fees and other charges, and is net of cancellations, discounts and/or refunds.

2: Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. Financials have been reclassified as per CRISIL Standards.

NA: Not available in the annual report filings or corporate segment values not reported by the companies

3: In terms of gross booking revenues, FCM Travel Solutions India Pvt Ltd had gross booking revenues of Rs 32.3 billion in fiscal 2022. Out of this, gross revenue of Rs 24.3 billion came from foreign exchange services which have been adjusted for comparison

4: Yatra had gross booking revenue of ~42.7 Rs Billion in FY20. (The company stated the corporate travel at 50% of their gross revenues pre-covid in their Q1 FY22 earnings call).

Source: Companies’ annual reports, CRISIL MI&A

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Profitability for FY23 and FY22

Players	Type	EBIDTA[1] in FY23 (Rs million)	EBIDTA[1] in FY22 (Rs million)	EBIDTA margin[2] in FY23 (%)	EBIDTA margin[2] in FY22 (%)	Net profit margin[3] in FY23 (%)	Net profit margin[3] in FY22 (%)
Yatra Online Ltd.[4]	Consolidated	538.7	87.6	13.6%	4.0%	2.0%	(14.1)%
CWT India	Standalone	NA	(449.9)	NA	(88.2)%	NA	(90.9)%
FCM Travel Solutions India	Standalone	NA	(419.6)	NA	(28.2)%	NA	(64.2)%
GBT India	Standalone	NA	224.4	NA	11.1%	NA	4.4%
Thomas Cook India[4]	Consolidated	2,400.1	(1,330.0)	4.7%	(6.8)%	0.2%	(13.0)%

Note: Financials are reclassified as per CRISIL standards

1: EBIDTA is calculated as the sum of Profit Before Tax, Interest and Finance Charges, Depreciation and Amortization

2: EBIDTA Margin is calculated as the sum of Profit Before Tax, Interest and Finance Charges, Depreciation and Amortization divided by the sum of Total Operating Income and Total Non-Operating Income

3: Net Profit Margin is calculated as Profit After Tax divided by the sum of Total Operating Income and Total Non-Operating Income

4. Figures for Thomas Cook India and Yatra Online Ltd. are for the whole company, and not just the B2B segment. Other companies have presence mainly in the corporate segment or only in the corporate segment.

5. NA: Not available, as FY22 financials are the latest available financials for the company

Source: Companies’ annual reports, CRISIL MI&A

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2 Macroeconomic overview of India

Review of India’s GDP growth

India’s GDP logged 5.7% CAGR over fiscals 2012-2023

In 2015, the Ministry of Statistics and Programme Implementation (MoSPI) changed the base year for calculating India’s GDP between fiscals 2005 and 2012. Based on this, the country’s GDP logged a eleven-year CAGR of 5.7%, growing to ~Rs 160 trillion in fiscal 2023 from Rs 87 trillion in fiscal 2012.

Fiscal 2021 was a challenging year for the Indian economy because of the Covid-19 related distress, which was already experiencing a slowdown before the pandemic struck. GDP contracted 5.8% (in real terms) after growing 3.9% in fiscal 2020. India’s GDP (in absolute terms) dropped to Rs 137 trillion in fiscal 2021.

Real GDP growth in India (new GDP series)

PE: Provisional estimates; RE: Revised estimates, SAE: Second advanced estimates

Source: Provisional estimates of national income 2022-23, Central Statistics Office (CSO), MoSPI, CRISIL MI&A

India’s GDP grew 9.1% on-year in fiscal 2022

As per the provisional estimates released by the National Statistical Office, India’s real gross domestic product (GDP) grew at 9.1% in fiscal 2022, compared with 8.7% estimated in January 2023. This is largely a reflection of a lower base (as the economy had shrunk 5.8% in fiscal 2021). It is noteworthy that given the large output loss last fiscal, GDP is still only 2.7% above the pre-pandemic (fiscal 2020) level.

India’s GDP grew by 7.2% in fiscal 2023

While recovery continues to gather pace, the economy is facing multiple risks. Global growth is projected to slow as central banks in major economies withdraw easy monetary policies to tackle high inflation. This would imply lower demand for our exports. Together with high commodity prices, especially oil, this may deal a trade shock for the country. High commodity prices, along with depreciating rupee, indicate higher imported inflation.

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The second quarter and third quarter of fiscal 2023 data reflected how global slowdown had begun to spill over to the Indian economy. Long-term growth movements suggest that despite diverging now, India’s growth cycles have been remarkably synchronised with that of advanced economies since the 2000s. Major developed economies are expected to fall into a shallow recession by next year. S&P Global expects the US GDP to swerve from a growth of 1.8% in 2022 to negative 0.1% in 2023, and the European Union from 3.3% to 0%. This will weaken the export prospects for India, thereby weighing on domestic industrial.

India’s economic recovery has been supported by high vaccination rate

Source: Ministry of Health and Family Welfare, CRISIL MI&A

As a sign of economic recovery, the domestic air passenger traffic have been recording consistent growth only to be deterred by the 2nd and the 3rd Wave (Omicron). As of Q2FY23, the volumes have reached 60.9 million against pre-COVID volume of 74.3 million in Q3FY20. During the pandemic, travel was restricted to emergency, essential and migratory travel only. With a drop in cases and rising vaccination, leisure and business travel is seen recovering. Pent up leisure travel demand is emerging as one of the biggest drivers of traffic and has continued driving passenger traffic. Volumes returned to pre-Covid levels during Q4FY23.

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Recovery in domestic air passenger traffic aligned with economic recovery

Source: Airport Authority of India, CRISIL MI&A

India’s GVA continues to record healthy growth

On the supply side, gross value added (GVA), grew 7.0% in FY23 as per provisional estimates (compared with 8.8% growth in fiscal 2022). In absolute terms, real GVA was Rs 147.6 trillion in fiscal 2023, up from Rs 138.0 trillion in fiscal 2022.

GVA at constant fiscal 2012 prices)

Rs trillion	FY21RE	FY22RE	FY23PE	Share in GVA FY23	Annual growth in FY23
Agriculture, forestry and fishing	20.8	21.5	22.3	15%	4.0%
Mining and quarrying	2.9	3.1	3.2	2%	4.6%
Manufacturing	23.3	25.8	26.2	18%	1.3%
Utility services	2.9	3.2	3.4	2%	9.0%
Construction	9.8	11.3	12.4	8%	10.0%
Trade, hotels, transport, communication and services related to broadcasting	21.6	24.6	28.0	19%	14.0%
Financial, real estate and professional services	29.6	31.0	33.2	22%	7.1%
Public administration, defence and other services	16.0	17.6	18.8	13%	7.2%
GVA at basic prices	126.8	138.0	147.6		7.0%

RE: revised estimate, AE: advanced estimate

Source: CRISIL MI&A

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Outlook for GDP growth

GDP to grow 6.0% in fiscal 2024

While domestic demand has stayed relatively resilient in fiscal 2023, it would be put to test in fiscal 2024 as industrial activity weakens. It will feel the pressure from increasing transmission of interest rate hikes to consumers as well, and as the catch-up in contact-based services fades. Also, rural income prospects remain dependent on the vagaries of the weather. Therefore, increasing frequency of extreme weather events remains a key monitorable. While lowering demand for Mahatma Gandhi National Rural Employment Guarantee Act jobs is an encouraging sign for the rural economy from a job perspective, depressed wages are a matter of concern for rural demand. Besides the global slowdown, a forecast of El Nino, which disturbs Indian monsoons and hits rural incomes, is another risk to monitor. Because of these factors, CRISIL projects GDP growth to slow to 6% in fiscal 2024 from an estimated 7.2% in fiscal 2023, with risks to the downside.

Real GDP growth (% year-on-year)

Notes: RE: revised estimates; PE: provisional estimates; P: projected

Sources: Provisional Estimates of National Income, 2022-23, CSO, MoSPI; CRISIL MI&A

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Review of share of trade, hotels, and transport in GVA

Hotels and restaurants GVA recovered to 0.7% of total GVA in fiscal 2022

The contribution of hotels and restaurants at constant prices increased at 1.0% CAGR over fiscals 2013-2022, compared with 5.5% CAGR of total GVA over the same period. There was a slight increase in the share of hotels and restaurants in GVA from 1.1% in fiscal 2013 to 1.2% in fiscal 2020. The sector was impacted by the pandemic which dropped its GVA to Rs 0.71 trillion in FY21 before recovering to Rs 1.02 trillion in FY22.

GVA of hotels and restaurants was driven by rising disposable incomes, growing middle class, and evolving lifestyle of the Indian population with an inclination towards higher discretionary spending on services such as hotels and restaurants.

Share of hotels and restaurants in GVA (at constant prices)

	FY13	FY14	FY15	FY16	FY17	FY18	FY19	FY20	FY21	FY22	CAGR (FY13-22) (%)
GVA of hotels & restaurants (Rs trillion)	0.9	0.98	1.0	1.1	1.2	1.3	1.4	1.53	0.71	1.02	1.0
Total GVA (Rs trillion)	85.5	90.6	97.1	104.9	113.2	120.3	127.4	132.4	126.8	138.0	5.5
Share of hotels & restaurants in GVA (%)	1.1	1.0	1.0	1.1	1.1	1.1	1.1	1.2	0.6	0.7	-

Note: The values have been rounded off to the nearest decimal.

Source: National Accounts Statistics 2023, MoSPI, CRISIL MI&A

Share of transport in GVA

The contribution of transport (air, railways, road, water, and services incidental to transport) at constant prices increased at 4.3% CAGR over fiscals 2013-2022, with water transport growing the fastest at 6.8% CAGR.

The share of transport in GVA slipped to 4.8% in fiscal 2020 from ~5% in fiscal 2013, exhibiting slightly lower growth than that of total GVA during the period. Due to the pandemic, its share fell to 3.9% in FY21 before recovering to 4.5% in FY22. GVA of transport was driven by the government’s focus on transportation infrastructure, resulting in improved connectivity, healthy income growth and consequent affordability across different means of transport.

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Share of transport in GVA (at constant prices)

	FY13	FY14	FY15	FY16	FY17	FY18	FY19	FY20	FY21	FY22	CAGR (FY13-22) (%)
GVA of transport (Rs trillion)	4.3	4.6	4.9	5.2	5.5	5.9	6.2	6.3	4.8	6.2	4.3
GVA of railways (Rs billion)	0.69	0.74	0.81	0.85	0.82	0.88	0.91	0.82	0.66	0.83	2.1
GVA of road transport (Rs billion)	2.82	3.00	3.21	3.43	3.62	3.96	4.17	4.32	3.2	4.36	4.9
GVA of water transport (Rs billion)	0.07	0.07	0.08	0.08	0.09	0.12	0.13	0.13	0.12	0.13	6.8
GVA of air transport (Rs billion)	0.04	0.05	0.05	0.06	0.07	0.08	0.09	0.09	0.03	0.05	3.0
GVA of services incidental to transport (Rs billion)	0.66	0.70	0.76	0.81	0.87	0.84	0.89	0.91	0.81	0.88	3.2
Total GVA (Rs trillion)	85.5	90.6	97.1	104.9	113.2	120.3	127.3	132.4	126.8	138.0	5.5
Share of transport in GVA (%)	5.0	5.0	5.0	5.0	4.8	4.9	4.9	4.8	3.9	4.5	-

Note: The values have been rounded off to the nearest decimal.

Source: National Accounts Statistics 2021, MoSPI, CRISIL MI&A

Review of private final consumption growth

PFCE to maintain dominant share in GDP

PFCE at constant prices clocked 6.0% CAGR between fiscals 2012 and 2023, maintaining its dominant share in the GDP pie at 58.5% or ~Rs 93,587 billion. Factors contributing to growth included good monsoons, wage revisions due to the implementation of the Pay Commission’s recommendations, benign interest rates and low inflation. However, it declined in fiscal 2021 to Rs 78,245 billion on account of the pandemic, when consumption demand was impacted on account of strict lockdowns, employment loss, limited discretionary spending and disruption in demand-supply dynamics. In fiscal 2023, it increased 7.5% to Rs 93,586.9 billion, forming 58.5% of GDP.

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PFCE (at constant prices)

Note: PE: Provisional estimates; RE: Revised estimates; AE: Advance estimates

Source: MoSPI, CRISIL MI&A

Share of hotels and restaurants in PFCE recovers to 1.6% in fiscal 2022

Contribution of hotels and restaurants in PFCE at constant prices increased by 1.7% CAGR between fiscals 2012 and 2022. After declining in fiscals 2014 and 2015, share in PFCE picked up to 2.4% in fiscal 2020 to again decline in fiscal 2021 to 1.2% due to the pandemic. It recovered to 1.6% in FY22.

Steady share of hotels and restaurants in PFCE (at constant prices)

Source: National Accounts Statistics, MoSPI, CRISIL MI&A

Share of transport in PFCE recovered to 17.4% in fiscal 2022

Contribution of transport to PFCE at constant prices grew at 7.3% CAGR between fiscals 2012 and 2022. Its share in PFCE, which had declined a tad in fiscals 2013 and 2014, picked up from fiscal 2015 to reach 15.5% in fiscal 2017. It further increased to 17.4% in fiscal 2018 and 18.2% in fiscal 2020, but decreased to 15.4% in fiscal 2021 due to the pandemic. It recovered in FY22 to 17.4%.

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Share of transport in PFCE (at constant prices) trending up

Source: National Accounts Statistics, MoSPI, CRISIL MI&A

Review of per capita income growth

India’s per capita income rose at a healthy pace between fiscals 2012 and 2023

India’s per capita income, a broad indicator of living standards, rose from Rs 63,462 in fiscal 2012 to Rs 98,374 in fiscal 2023, logging 4.1% CAGR. Growth was led by better job opportunities, propped up by overall GDP growth. Moreover, population growth remained stable at ~1% CAGR. However, in fiscal 2021, the indicator declined 8.7% on-year owing to the impact of Covid-19.

Per capita net national income at constant prices

	FY12	FY13	FY14	FY15	FY16	FY17	FY18	FY19	FY20	FY21RE	FY22PE	FY23AE
Per-capita net national income (Rs)	63,462	65,538	68,572	72,805	77,659	83,003	87,586	92,133	94,270	86,054	92,583	98,374
On-year growth (%)		3.3	4.6	6.2	6.7	6.9	5.5	5.2	2.3	-8.7	7.6	6.3

Note: RE: Revised estimates, AE: Advance estimates

Source: Provisional Estimates of Annual National Income, 2022-23, CSO, MoSPI, CRISIL MI&A

Rising income levels to support growth of the travel industry in India

Nearly ~83% of households in India had an annual income of less than Rs 0.2 million in fiscal 2012. This parameter has been on the decline over the years and is expected to be 65% in fiscal 2022

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Growth in household incomes and, consequently, disposable incomes, are critical to the overall growth in demand for travel industry in India. The share of households falling in the income bracket above Rs 0.2 million is expected to go up to 35% in fiscal 2022 from 23% in fiscal 2017.

Income demographics

Source: CRISIL MI&A

Review of Consumer Price Index (CPI)

India’s consumer price inflation (CPI) slowed for the fourth consecutive month in May, stamping 4.3%, compared with 4.7% in the preceding month. While there is cheer on overall inflation, the internals warrant some attention. For instance, food inflation has been easing for three months now with the latest reading at 2.9%. Encouragingly, there is also easing of sequential momentum. Much of this is being led by fruits and vegetables, edible oils and meat and fish where there is either deflation or low inflation. Of concern though are the still high inflation rates in cereals (12.7%), milk (8.9%).

CPI inflation – Near-term trend

Source: MoSPI, CSO, CRISIL MI&A

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Inflation inching closer to 4% gives relief to the Monetary Policy Committee (MPC). However, part of this softening is driven by one-off base effect and inflation will lift to 5% when it fades over the next few months. We expect CPI inflation to average 5% this fiscal from 6.7% in the last. A supportive monsoon is a key assumption underlying this forecast. In this scenario, we expect the MPC to maintain a pause as it continues to watch the impact of past rate hikes. As growth slowdown seeps in and inflation moderates, we expect it to cut rates by the end of this fiscal.

The Indian Meteorological Department has predicted overall normal rains this year. However, timeliness and regional distribution are very critical for crop production, price signalling and hence inflation expectations. With rabi harvest entering the market, some respite for cereal and pulses prices could be felt in the next 2-3 months. However, any distortion in rains could bring a reversal of gains in categories experiencing low/easing inflation (vegetables and edible oils), or worse, keep inflation elevated in cereals. However, some recently announced policy measures (imposing stock limits on wheat and pulses, and, possible imports of milk or milk products) could cap some of the upside to food inflation. Considering the factors above, we retain our CPI inflation forecast at 5.0% for fiscal 2024.

Annual CPI inflation remains at the higher side of the RBI’s target band

Note: P: Projected

Source: Ministry of Commerce and Industry, MoSPI, CSO, CRISIL MI&A

Review of population growth and urbanisation

India’s population is projected at 1.5 billion by 2030

India’s population grew to ~1.2 billion according to Census 2011, at a CAGR of 1.9% during 2001-2011. As of 2010 census, the country had about 246 million households.

According to the United Nation’s (UN) World Urbanization Prospects, 2022 revision, India and China, two of the most populous countries, accounted for nearly 36% of the world’s population in 2021. The report projects India’s population to increase at a CAGR of 0.8% from 2020 to 2030 to reach 1.5 billion by 2030, making it the world’s most populous country, surpassing China (for which the projected population is 1.4 billion). According to UN reports India is expected to have surpassed China to become most populous country in April 2023. In April 2023, India’s population is estimated to have reached 1.425 billion people, matching and then surpassing the population of mainland China.

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India’s population growth

P: Projected

Source: United Nations, Department of Economic and Social Affairs, World Population Prospects 2022, CRISIL MI&A

Urbanisation to reach ~40% by 2030

India’s urban population has been rising over the years and stood at ~31% of total population in 2010. The rising trend is expected to continue. The UN report has projected that nearly 40% of the country’s population will live in urban areas by 2030.

People from rural areas move to cities for better job opportunities, education, and quality of life. The entire family or only a few individuals (generally an earning member or students) may migrate, while the other members continue living in rural house.

India’s urban vs. rural population

P: Projected

Source: World Urbanization Prospects: The 2018 Revision, United Nations; CRISIL MI&A

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Indian population median age to reach 30.9 years by 2030

According to the UN, the global median age rose to ~30 years in 2020 from ~20 years in 1970. The median ages in developed countries exceeded the global median age significantly, as is evident from the median ages in the US and the UK, which were 37.5 years and 39.5 years, respectively. Interestingly, India’s median age was lower at 27.3 years, indicating a favourable demographic dividend. Furthermore, India’s median age was the lowest even among Brazil, Russia, India, and China (BRIC), with Brazil, China and Russia recording median ages of 32.4 years, 37.4 years, and 38.6 years, respectively.

This trend is expected to continue up to 2030, implying strong potential for an increase in income, and basic and healthcare spending, with a growing proportion of the population engaging in employment activities.

Trend in median ages across key countries

Country	1970	1990	2010	2015	2020	2030	P
Brazil	17.3	21.5	28.2	30.3	32.4	36.5
China	18.0	23.7	34.1	35.6	37.4	42.7
India	18.3	20.0	24.0	25.5	27.3	30.9
Russian Federation	29.7	32.2	36.9	37.6	38.6	42.1
UK	33.2	34.8	38.5	39.0	39.5	41.6
US	27.2	31.8	36.1	36.6	37.5	39.7
World	20.3	23.0	27.3	28.5	29.7	32.1

Source: United Nations, Department of Economic and Social Affairs, Population Division (2022); World Population Prospects 2022, CRISIL MI&A

~32% of the Indian population is in the 20-39 years age group

Source: Census 2011, CRISIL MI&A

Census 2011 found India’s population at 1.2 billion. Of this, ~51% was male, and ~49% female. About half of the population was in the 20-60 age bracket. Of this, ~32% population was 20-39 years old, and this proportion is projected to rise to ~34% by 2021.

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India’s youth to account for ~39% of its population by 2030

As per the United Nations’ 2022 Revision of World Population Prospects, India’s youth (0-24 years) accounted for nearly half its population in 2010, significantly higher than that for some of its peers (Brazil at 42.5%, China at 35.1% and the Russian Federation at 29.7%). The fact that ~31% of the population is aged below 15 indicates the high proportion of country’s young population is expected to remain so in the coming years.

This share is, in fact, expected to reach ~39% by 2030, and remain significantly higher than that of its peers (Brazil at 31.5%, China at 25.4% and the Russian Federation at 27.7%). This also indicates higher proportion of population entering the workforce.

Age-wise population break-up (%) for key countries

Country	0-14 years	15-24 years	25-49 years	50-69 years	70+	Total
Brazil
2010	24.8%	17.7%	37.6%	15.6%	4.4%	100%
2020	20.8%	15.6%	38.3%	19.5%	5.8%	100%
2030P	18.2%	13.3%	37.4%	22.6%	8.4%	100%
China
2010	18.5%	16.6%	40.3%	19.0%	5.7%	100%
2020	18.0%	11.4%	37.6%	25.5%	7.5%	100%
2030P	13.1%	12.3%	34.0%	28.6%	12.0%	100%
India
2010	31.0%	19.1%	33.9%	12.9%	3.1%	100%
2020	26.1%	18.2%	36.2%	15.5%	3.9%	100%
2030P	22.3%	16.2%	38.0%	17.9%	5.5%	100%
Russian Federation
2010	15.2%	14.6%	37.2%	23.2%	9.8%	100%
2020	17.7%	9.8%	37.4%	25.5%	9.7%	100%
2030P	15.4%	12.4%	33.8%	25.2%	13.3%	100%
UK
2010	17.6%	13.1%	34.8%	22.9%	11.6%	100%
2020	17.8%	11.6%	32.5%	24.4%	13.7%	100%
2030P	15.4%	12.2%	31.9%	24.5%	15.9%	100%
US
2010	19.9%	14.1%	34.1%	22.8%	9.1%	100%
2020	18.5%	13.1%	33.0%	24.7%	10.7%	100%
2030P	16.4%	12.5%	33.2%	23.0%	14.8%	100%

P: Projected

Source: United Nations, Department of Economic and Social Affairs, Population Division (2022); World Population Prospects 2022, CRISIL MI&A

40

3 Domestic online travel market

Internet subscription trend in India

Internet subscribers in India have grown at a CAGR of 12.4% from fiscal 2017-23

The internet subscribers’ base reached 252 million in fiscal 2014, translating to an annual growth of 35% between fiscals 2012 and 2014, led mainly by rolling out of networks using Third Generation (3G) and Broadband Wireless Access (BWA) spectrum, which was started in fiscal 2012. Between fiscals 2014 and 2018, the subscriber base logged an increase of about 18% annually. The growth was driven by the launch of Fourth Generation (4G) services, which increased accessibility and was also significantly cheaper. Falling prices of smartphones also aided growth. According to TRAI, India’s internet subscriber base (wireless and wireline*) stood at ~851 million as of fiscal 2023.

Note: *A wireless internet subscriber makes use of infrared or radio frequency signals to share information and resources between devices and a wireline internet subscriber uses physical cables to transfer data between different devices and computer systems.

CRISIL MI&A expects the internet subscriber base to reach 1,100-1,200 million by fiscal 2028, recording a 5-7% CAGR between fiscals 2023 and 2028.

Internet subscribers’ trend and outlook in India

P: Projected

Source: TRAI, CRISIL MI&A

Work and study at home amid lockdowns drive wired-broadband uptake

The wired-broadband market has found a strong uptake amid the pandemic, thanks to higher data-usage need, driven by work and study at home. Despite a strong rise in subscriptions, wired broadband remains largely an urban phenomenon.

CRISIL expects the wired-broadband subscriber base addition to sustain even after the pandemic is contained, as private players continue to expand home passes, given the increase in last-mile fibre-connectivity investments undertaken amid the pandemic. Further growth of subscribers is likely to be increase with adoption of new avenues of consumption such as affordable OTT, hybrid model and online coaching/certifications. Hence, we expect this segment to grow at a CAGR of 7-9% between fiscals 2023 and 2028 to ~45-50 million.

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Wireless data subscribers to cross ~1,075-1,125 million by fiscal 2028

Wireless internet subscribers have been a dominant force in India’s internet subscribers’ growth story, growing at a compound annual growth rate (CAGR) of ~17% between fiscals 2016 and 2022 to reach ~823 million subscribers as of March 2022. The rapid growth was driven by ultra-low data tariffs, affordable smartphones, and the emergence of OTT-based video streaming platforms.
We expect subscribers in this segment to grow at 5-7% CAGR at a higher base between fiscals 2023 and 2028 driven by the build-up in competitive intensity.

Wired broadband and wireless internet subscribers in India trend and outlook

P: Projected

Source: TRAI, CRISIL MI&A

India’s internet penetration likely to reach 76-78% by fiscal 2028 led by 4G, FTTH services

India has witnessed a significant surge in internet users over the past few years, with internet penetration as a percentage of the total population reaching ~60% in fiscal 2022 compared with less than 20% in fiscal 2015. CRISIL MI&A expects the total number of internet subscribers to reach 1100-1200 million by fiscal 2028, resulting in 76-78% internet penetration. By 2028, we expect a complete transition of 2G and 3G data services to 4G. This can be attributed to increased demand for data, competitive pricing of 4G services, and availability of affordable handsets. Consequently, narrowband is expected to decline as better speeds are available to users at lower price points.

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Trend and outlook of internet penetration in India

P: Projected

Source: TRAI, CRISIL MI&A

Trend in mobile phone usage

Long-term subscriber additions to be driven by low rural tele-density

During the first wave of the pandemic, the subscriber base declined by over ~15 million in the first quarter as the nationwide lockdown triggered a large-scale migration from urban to rural areas. In the quarter ending June’20, urban areas lost over ~18 million subscribers, while rural areas gained over 3 million subscribers as the subscriber base dropped to 1,141 million, down by ~16 million from March 2020. However, as unlocking began in phases and laborers started to re-join the workforce, the subscriber base revived and reached ~1,159 million in December’20 surpassing the March’20 levels. However, in the last quarter, the subscriber base jumped ~21 million to 1181 million as the industry witnessed rising competition where the top two players aggressively added subscribers and weaker player saw a lowering of its churn rate. Majority of the subscriber base increase in fiscal 2021, was driven by rural areas, where the tele-density improved from 58.5% to ~60% driven by increased usage of phones due to online classes and work from home.

In contrast to this, the wireless subscriber base remained unaffected in the second wave as economic activities remained less impacted. The subscriber base fell to 1,166 million in Sep’21 on account of a change in reporting policy by Reliance Jio. However, the downfall continued thereafter as two out of three players announced tariff hikes resulting in sim consolidation. Additionally, the reopening of schools and the hybrid working model resulted in customers ditching their extra sim card connections. The wireless subscribers touched 1,144 million by Mar’23.

In the medium term, we expect the number of wireless subscribers to touch ~1,200-1,220 million by fiscal 2026, mainly driven by rural areas, given their low tele-density of 58% as of May 2022.

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Trends and outlook for mobile phone (wireless) subscriber base in India

P: Projected

Source: TRAI, CRISIL MI&A

Review of the travel market in India

Indian travel industry expected to clock 9-11% CAGR between fiscals 2023 and 2028

The Indian travel industry was estimated at Rs 2,825-2,845 billion in fiscal 2023. Led by a growing economy, geographical and cultural diversity, and various government initiatives, the Indian travel industry grew at 6-8% CAGR between fiscal 2017 to 2023, to a size of Rs 2,825-2,845 billion. The growth momentum is expected to continue. We expect the industry to grow annually by 9-11% to Rs 4,540-4,560 billion by fiscal 2028, driven by development of tourism infrastructure, rising income levels translating to higher discretionary spending on travel and tourism, increase in frequency of travel business and leisure purposes, reforms in visa and increase in connectivity across means of transport.

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Trend and outlook for Indian travel industry

Notes: 1. E: Estimated P: Projected 2. Market size for the Indian travel industry has been estimated at gross bookings. The Indian travel industry size does not include bus bookings, as total bus booking industry is largely unorganised.

Source: CRISIL MI&A

Air travel to retain majority share in Indian travel market as of fiscal 2028

The air ticketing segment, which logged a CAGR of 8.5-9.5% between fiscals 2017 and 2023, enjoys 50-52% share of the Indian travel market as of fiscal 2023. The growth momentum is expected to continue till fiscal 2028 at 12-13% CAGR, led by the growing airport infrastructure and sustained growth outlook of the travel industry. Air ticketing is expected to continue to dominate the Indian travel market as of fiscal 2028. With 29-31% share as of fiscal 2023, the hotel segment is the second highest contributor. CRISIL MI&A expects its share to fall to 26-28% by fiscal 2028, with the segment charting annual growth of 7-8% between fiscals 2023 and 2028. The railways segment is expected to post CAGR 6-7% between fiscals 2023 and 2028.

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Segment-wise share in the Indian travel market

CAGR (FY17-23):
Air: 8.5-9.5%; hotel: 5.5-6.5%; rail: 4.0-5.0%
CAGR (FY23-28):
Air: 12.0-13.0%; hotel: 7-8%; rail: 6.0-7.0%
1,740-1,760
(Rs bill
1,865-1,885
2,480-2,500
1,010-1,030
2,825-2,845
4,540-4,560
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
21-23%
31-33%
45-47%
18-20%
30-32%
49-51%
21-23%
31-33%
45-47%
26-28%
31-33%
40-42%
18-20%
29-31%
50-52%
15-17%
26-28%
57-59%
FY17
FY20
FY21
FY22E
FY23P
FY28P
Air ticketing
Hotel booking
Rail ticketing

Note: E: estimated P: projected

The Indian travel industry size does not include bus bookings, as total bus booking industry is largely unorganised. Market sizing are estimates post considering COVID-19 impact.

The numbers above the bar charts represent total Indian travel market for that year

Source: CRISIL MI&A

Online penetration in the Indian travel market to reach 73-75% by fiscal 2028

The Indian travel market is growing fast and has significantly evolved with digitisation. The global distribution system (GDS)* was introduced for travel and hospitality service providers in India during the 1990s, at a time when internet penetration was low. The trend in online travel bookings was further fuelled with the Indian Railway Catering and Tourism Corporation (IRCTC) launching its e-ticketing services in 2002. Another driver of online ticketing was the emergence of OTAs and online travel aggregators during the early 2000s, who initially focussed on airline ticketing.

Ticketing services across travel segments have undergone a dramatic change thanks to increased internet penetration, greater affordability of smart phones, user friendliness of online platforms, convenience in terms of comparison, varied modes of payment offered (credit cards, debit cards and net banking), and faster pace of service providers adopting digital platforms for their respective businesses. Online penetration, defined as share of bookings done online via captive websites of the service providers or through OTAs, of the Indian travel industry stands at 66-68% as of fiscal 2023. It is expected to increase to 73-75% by fiscal 2028, supported by growth in online transactions.

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Trend and outlook in online penetration of the Indian travel market

CAGR (FY17-23)

Online: 12.5-13.5%; offline: (0.5)-(1.5)%

CAGR (FY23-28)

Online: 11.5-12.5%; offline: 5-6%

(Rs billion)
1,865-1,885
2,480-2,500
1,010-1,030
1,740-1,760
2,825-2,845
4,540-4,560
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
50-52%
48-50%
39-41%
59-61%
36-38%
62-64%
33-35%
65-67%
32-34%
66-68%
25-27%
73-75%
FY17
FY20
FY21
FY22E
FY23P
FY28P
Online
Offline

Note: E: estimated P: projected

The Indian travel industry size does not include bus bookings, as total bus booking industry is largely unorganised. Market sizing are estimates post considering COVID-19 impact. The numbers above the bar charts represent total Indian travel market for that year.

Source: CRISIL MI&A

Online penetration of air ticketing is estimated to be highest at 74-76% as of fiscal 2023

Industry estimates indicate that air ticketing has a high online penetration of 74-76% as of fiscal 2023, as this segment was the first to adopt online channels, followed by railways (80-82%). Commencement of e-ticketing services by IRCTC since 2002 has helped the online railways ticketing segment gain ground. In contrast, online penetration in hotel bookings is low at 31-33% as of fiscal 2023, due to the fragmented nature of the Indian hotel industry compared with the airlines or railways, and comparatively slower adoption of hotel brands and chains, especially the small and mid-sized ones onto the digital platforms including OTAs.

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Segment-wise share in online penetration in India

Note: E: estimated, P: projected

The numbers above the bar charts represent total travel market for that segment.

Source: CRISIL MI&A

CRISIL MI&A expects online penetration in airline and rail ticketing to improve to 80-82% and 81-83%, respectively, by fiscal 2028, on account of the sheer convenience offered by online channels. In case of hotels segment, online penetration is expected to improve to 38-40% in by fiscal 2028, mainly because of supply expansion as more players, especially from smaller tier 1, 2 and 3 cities*, come onto the online platform. Thanks to deeper penetration of internet, wider smartphone usage and social media influence, coupled with a young population that has rapidly adapted to the digital era, consumers’ preference for online travel booking across segments is expected to increase in the medium to long term.

Note*:Based on city category classification followed by 7th Pay Commission, tier I – X cities (top 8 cities), tier II – Y cities (next 88 cities), tier III – Z cities (all the remaining cities).

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Review of the online ticketing market in India

Indian online ticketing market to log 11-13% CAGR between fiscals 2023 and 2028

Online bookings are typically done over the internet on laptops, desktops, tablets, and mobiles. Offline bookings include bookings made through phone calls, and walk-ins. The industry size has been estimated at gross bookings defined as the total amount paid by customers for travel services and products booked through the company and/or agency, including taxes, fees and other charges; and these are net of cancellations, discounts and/or refunds. CRISIL MI&A has also considered online bookings for the bus segment for the purpose of this market sizing.

While online ticketing of movies, sports and other events is also widely popular, these have been excluded from the purview of this study as the focus is on travel-related segments. Tour or holiday packages have also been excluded from the market sizing in order to avoid over-estimation.

In fiscal 2023, the Indian online ticketing market is estimated to be worth Rs 1,900-1,920 billion, registering 12.5-13.5% CAGR from Rs 900-920 billion in fiscal 2017. Growth can be attributed to the increasing penetration of internet and smart phones. Other enabling factors include growing share of low-cost airlines, increasing popularity of online railway ticket booking system, and convenience that online bookings offer. However, the online ticketing industry is not without its share of challenges. Travellers’ concern about security of their personal information and online financial frauds are the key challenges that require to be addressed effectively in order to ensure seamless transition from offline to online channels. The industry from its size in fiscal 2023 (Rs 1,900 billion - 1,920 billion) is expected to grow to 1.75 times (Rs 3,335 billion – 3,355 billion) by fiscal 2028, at a CAGR of 11.5-12.5%.

Online ticketing industry in India – trend and outlook

Note: E: estimated P: projected. The online ticketing industry includes bus booking revenues along with flight, rail and hotel bookings.

Source: CRISIL MI&A

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Sub-segments within the online ticketing market

Airline ticketing has a dominant share in the Indian online ticketing industry

The online ticketing market in India is dominated by high-volume airline ticketing, including domestic and international travel. The segment accounts for 56-58% of online ticketing. Industry estimates indicate airlines have a high online penetration of 74-76% as these were the first to adopt the online channel. Going forward, online air ticketing is expected to grow further as more travelers (retail as well as corporate) migrate from offline to online platforms. Consequently, air ticketing is expected to maintain its dominance in the online ticketing market in India, with 62-64% share by fiscal 2028.

Rail ticketing accounts for 22-24% of the online ticketing industry in India. The IRCTC, which introduced online rail ticketing in 2002, has been instrumental in popularising the online option for bookings in India. As per its annual reports, the share of e-ticketing in total ticket bookings improved from ~55% in fiscal 2015 to ~80% in fiscal 2022. Going forward, online rail ticketing in volume terms is set to grow because of the sheer convenience it offers. Its share in online ticketing industry in India in value terms is expected to be 17-19% by fiscal 2028.

The hotel segment accounts for 12-14% of the online ticketing industry in India. Industry interactions indicate online penetration of hotel bookings in India is relatively lower at 31-33%. The hotel industry is fragmented into a large number of organised and unorganised players. In contrast, the airline services industry is fairly organised as it has a limited number of companies. Thus, adoption of online channels for booking hotel rooms posed a challenge in the initial phases for most players. Additionally, most of the OTAs started offering online booking of hotel accommodation only after establishing a presence in air ticketing. Much of the hotel inventory available online is in metros and tier-I cities, whose customers have become comfortable with the online platform. Tier-II and -III cities largely continue to operate offline. However, going forward, this is expected to change as customers from tier-II and -III cities start booking rooms online because of convenience. Going forward, the share of online hotel bookings is expected to improve, although at a modest pace, as OTAs compete with captive websites to garner market share. Consequently, its share in the online ticketing market in India is expected to remain steady at 13-15% by fiscal 2028.

Bus ticketing is at a fairly nascent stage, as few players have a presence in this segment. Also, its online penetration remains low (3-5% share) because of the ready availability of tickets with players, both private and state transport corporations. Going forward, its share in online ticketing market is likely to stay the same at 4-6%.

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Sub-segments within the online ticketing market based on gross revenue

Note: E: estimated P: projected

The numbers to the right of the bar charts represent total online ticketing market for that year

Source: Industry interactions, CRISIL MI&A

Share of OTAs and captive websites in the Indian online ticketing market

OTAs command 67-69% share of total online ticketing in India

As per industry estimates, in value terms, OTAs accounted for 67-69% of the total online ticketing industry in India as of fiscal 2023, based on gross booking revenue. In absolute terms, it translates to an estimated market size of Rs 1,250-1,270 billion. Their share has grown from 55-57% during fiscal 2017, largely due to comparatively friendly user-friendly interface compared with captive website of service providers and ease of comparison across options. Higher discounts from the OTAs as well as offers by banking partners have also made them competitive in pricing vis-à-vis captive websites. This trend is expected to continue in the medium term, with the share of OTAs in the online ticketing industry expected to reach 72-74% by fiscal 2028.

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Segment-wise share of OTAs in the online ticketing industry in India (based on gross revenue)

CAGR (FY17-23):

OTA: 16-17%; captive: 7.0-8.0%

CAGR (FY23-28):

OTA: 13-14%; captive: 7.0-8.0%

(Rs billion)
900-920
1,485-1,505
635-655
1,145-1,165
1,900-1,920
3,335-3,355
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
43-45%
55-57%
33-35%
65-67%
37-39%
61-63%
39-41%
59-61%
31-33%
67-69%
26-28%
72-74%
FY17
FY20
FY21
FY22
FY23E
FY28P
OTAs
Captive

Note: E: estimated, P: projected. The online ticketing industry includes bus booking revenue along with flight, rail and hotel bookings.

The numbers above the bar charts represent total online ticketing market for that year

Source: Industry interactions, CRISIL MI&A

OTAs to dominate air, hotel and bus ticketing by fiscal 2028

OTAs enjoy 80-82% share in the online air ticketing segment, much higher than captive websites’ having 18-20% share. Better convenience as OTAs offer various options, ease of comparison and competitive pricing have played a major role in OTAs’ achieving their dominance in the sector.

In case of railways segment, the IRCTC dominates online rail ticketing. Although some OTAs have ventured into the rail ticketing segment, bookings are routed via the IRCTC platform itself. So, OTAs have only a marginal share as of now. This is expected to continue in the medium term as well. Since, the IRCTC has initiated a number of measures to improve the user interface and ease the process of booking. is expected to continue the same in the medium term as well.

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OTAs enjoy 82-84% share in the online hotels booking segment. As in the case of airline ticketing, higher degree of convenience offered by OTAs with regards to the number of options, ease of comparison and competitive pricing have played a crucial role in them gaining dominance.

Online penetration in bus ticketing remains low on account of ready availability of tickets with state transport corporations and private players. However, OTAs enjoy a share of 80-82%, higher than captive players in this segment. Industry interactions indicate this is largely on account of higher degree of user friendliness of OTA platforms than captive websites.

Trend in and outlook for share of OTAs in total online ticketing industry in India (based on gross revenue)

Note: E: estimated; P: projected

The numbers above the bar charts are total online ticketing market for respective segment

Source: Industry interactions, CRISIL MI&A

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4 OTA market in India

Overview

CRISIL MI&A defines OTAs as companies that specialise in sale of travel-related products and services such as booking of air tickets, hotel rooms, travel packages, bus tickets and railway tickets via their websites and applications. These are typically third-party agents reselling products and services provided/ organised by others for an agreed commission. While sizing the OTA industry, CRISIL MI&A has considered net revenue, i.e., typical commissions earned across segments (defined as gross bookings less procurement costs of relevant services and products for sale).

On the other hand, metasearch engines function as search engines for travel needs across multiple sources and showcase them for ease of comparison. A key difference between OTAs and metasearch engines is that the latter typically do not sell any inventory.

CRISIL MI&A has not included the metasearch engines while estimating the Indian OTA industry.

Indian OTA market to log 13-14% CAGR over fiscals 2023-2028 in terms of gross booking revenues

CRISIL MI&A estimates domestic OTAs’ gross booking revenue clocked a 16-17% CAGR from Rs 505-525 billion in fiscal 2017 to Rs 1,285-1,305 billion in fiscal 2023, driven by rapid growth in affordability of and access to internet, increased awareness and comfort with online transactions, competitive prices offered by OTA players to attract consumers, and growing network of service providers on OTA platforms. These factors are likely to continue to fuel growth of the Indian OTA market in the medium term. The market is expected to grow ~1.9x from fiscal 2023 and log 13-14% CAGR to reach Rs 2,440-2,460 billion by fiscal 2028.

Growth in the Indian OTA industry (based on gross booking revenue)

Note: E: Estimated, P: Projected

Market sizing of the Indian OTA industry is based on gross booking revenue, inclusive of bus booking revenue

Source: CRISIL MI&A

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Indian OTA market in net revenue terms expected to clock 14-15% CAGR over fiscals 2023-2028

In terms of net revenue, CRISIL MI&A estimates the Indian OTA market grew at a 15.5-16.5% CAGR from Rs 44-46 billion in fiscal 2017 to Rs 108-110 billion in fiscal 2023. The Indian OTA market is expected to become ~2 times its size in fiscal 2023 and grow at 14-15% CAGR to Rs 213-215 billion by fiscal 2028.

Growth in the Indian OTA industry (based on net revenue)

Note: E: Estimated, P: Projected

Market sizing of the Indian OTA industry is based on net revenue, inclusive of bus booking revenue.

CRISIL MI&A considers net revenues i.e. typical commissions earned across segments (defined as gross bookings less procurement costs of relevant services and products for sale) as net revenue

Source: CRISIL MI&A

Overview of segment-wise bookings made via OTAs

Air ticketing dominates Indian OTA industry

In value terms, air ticketing accounts for 68-70% of the domestic OTA industry (industry estimates). OTAs started off in India by selling airline tickets because it was easier to penetrate the airline services industry, which is largely organised with limited number of players. The hotel industry, on the other hand, is fragmented with several branded and unbranded players. It is relatively easier to list airline ticket inventories online. As the Indian customer began to adopt and accept the online booking process, online booking of airline tickets became more popular. Now, online booking accounts for 74-76% of total airline ticketing in the country. Increased air connectivity to tier-II and -III cities at fairly competitive fares, especially offered by low-cost carriers, also made air travel more popular. As business and leisure travel to such cities via air improved, it has also had a cascading effect on online bookings.

In online air ticketing, OTAs have garnered a significant higher share than captive websites of brands. A distinct advantage of using OTAs websites for customers is that they allow for multi-airline itineraries while captive websites don’t. OTAs are also capable of offering deeper discounts than the captive sites. Though all these resulted in an increase in booking volumes for OTAs, the share of air ticketing in their revenue has been declining on account of lower margins in the segment. As a result, OTAs are now shifting focus to other higher-margin segments.

55

Source: CRISIL MI&A

Hotels account for 16-18% of OTA revenue

Hotel bookings account for 16-18% of OTAs’ revenues as of fiscal 2023, according to industry estimates. Due to the fragmented nature of the Indian hotel industry, share of online bookings in overall bookings has remained low (estimated at 31-33% as of fiscal 2023). In the online segment, however, OTAs have managed to gain a dominant share over captive websites of hotel chains. As in the case of airline ticketing, options to compare multiple options and highly competitive pricing helped OTAs gain market share over captive websites. Moreover, compared with airline ticketing, margins in hotel bookings are higher, thus making it a lucrative segment for OTAs to focus on. This is also reflected in the growing share of the hotels segment in the revenue mix of major OTA players. However, recent industry interactions indicate larger hotel chains are now encouraging customers to book via captive websites in order to counter the high commissions of OTAs.

Bus, train bookings’ form 13-15% of OTA revenue

For online booking of railway tickets, the IRCTC remains the preferred player for travellers. Although some OTAs do offer the service, ticket booking is still routed via the IRCTC website. It accounts for a marginal share in OTA revenue.

Tickets for inter-state travel are typically booked through traditional travel agents (TTAs) or at their respective offices. Given the ready availability of such tickets in the offline mode, online channels that offer the tickets are too few. Players such as the Gujarat State Road Transport Corporation (GSRTC), Maharashtra State Road Transport Corporation (MSRTC) and Karnataka State Road Transport Corporation (KSRTC) provide online booking facility on their captive websites. Also, there are several city or region-specific private players which traditionally enjoy market share and mind recall. While most of them now have their own websites for bookings, there are many which are also available on OTA platforms.

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Non-air bookings to gain share in the medium to long term

While air ticketing enjoys the maximum share in the overall OTA industry, margin in the business is lower than hotel or holiday packages business. The main reason for this is the level of service component involved. Additionally, most airlines are financially constrained as high operational costs are impacting their margins.

In contrast, service components associated with hotels and holiday packages are comparatively higher and they reflect in the margins earned as well. Although most OTAs commenced operations by selling airline tickets, they are now focussing on other segments, such as hotels and holiday packages, in order to boost their bottom line. This is reflected in segment-wise share of large OTAs as well. Some of them are also looking at mergers and acquisitions in order to gain market share in other segments. For example, MakeMyTrip acquired the Ibibo Group in January 2017 in order to strengthen presence in key markets and expand product portfolio. With the acquisition, MakeMyTrip was able to gain presence in the budget hotel segment. The company also got RedBus as part of the deal, which helped it foray into the bus bookings segment. In August 2017, Yatra acquired major stake in Air Travel Bureau Ltd (ATB) and in July 2020, it acquired the remaining shares making it a subsidiary. Air Travel Bureau Ltd (ATB) which specialises in corporate travel management, MICE and leisure tourism. The acquisition strengthened Yatra’s portfolio in the corporate travel segment. Earlier, in 2012, it had acquired TravelGuru in order to boost its domestic hotels and holiday’s business. Prior to that, the company had bought Travel Services International (TSI), a ticket consolidator focussed on the B2B space; MagicRooms, engaged in hotel aggregation and reservation and a global distribution system (GDS) provider of hotel rooms; and BuzzInTown, an event listing site in order to widen its portfolio. Going forward, the share of non-air segment in the overall OTA market is expected to improve.

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Share of different customer categories in the OTA industry

Share of B2B category to reach 40-45% by fiscal 2028

The OTA industry in India largely caters to two categories of customers — retail customers under the B2C category, and corporate clients and travel agents under the B2B category. These segments vary in terms of booking requirements and rates offered.

●	B2C: The largest category of customers of OTAs is direct or retail customers who use online platforms for bookings. The rates offered to them are listed on the website/application. Apart from OTAs’ discounts, they receive certain rebates from banking and payment partners, to promote higher usage of credit/debit cards and payment gateways.

●	B2B: This category includes corporate clients and travel agents. The requirements of corporates are different from those of retail customers on account of cancellations, rescheduling, fixed budget allocated for travel for the year, shorter time frame for bookings, etc. This requires a dedicated service component, and OTAs typically have a separate team to serve this segment. This segment also includes TTAs, who, instead of investing in their own digital platforms, chose to collaborate with OTAs to reduce operational costs and stay relevant in the increasingly digital era. Such TTAs typically do not operate on a fixed cost and inventory from airline companies or hotel chains.

Share of customer categories in the OTA industry (based on net revenue)

Source: Industry interactions, CRISIL MI&A

58

Growth in Indian OTA industry’s B2B category (based on net revenue)

E: estimated; P: projected

Based on net revenue. CRISIL MI&A considers typical commissions earned across segments (defined as gross bookings less procurement costs of relevant services and products for sale) as net revenue

Source: Industry interactions, CRISIL MI&A

Growth in Indian OTA industry’s B2B category (based on gross revenue)

E: estimated; P: projected

Based on gross revenue. Gross revenue is defined as the total amount paid by customers for travel services and products booked through the OTAs including taxes, fees and other charges, and is net of cancellations, discounts and/or refunds.

Source: Industry interactions, CRISIL MI&A

59

B2B share on the rise

Interactions with industry players indicate the share of B2B in travel booking industry has been rising over the past few years, primarily as OTAs provide dedicated support and offer a wider base of options to choose from. Travel requirements are customised as per the companies’ requirements and OTAs also get an opportunity to cross-sell other products and services leveraging their relationship with companies.

Growth drivers of the B2B segment

●	Focus on technology – Unlike TTAs, whose reach is relatively limited, OTAs provide a wider range of services. They serve as a one-stop solution to corporates with increased focus on technology, integrating APIs with internal ERP systems providing customised solutions

●	Changing customer preferences – The requirements of corporate travellers are different from those of leisure travellers. Corporate travellers require support for invoicing and MIS reporting, identifying travel locations and instant support for change in travel requirements. Thus, shift of small and medium enterprises to digital platforms is expected to support OTA growth

●	Value-added services – Over the years, OTAs have developed relationships with various service providers such as insurance and visa partners. While corporates get benefit of using these value-added services, OTAs are trying to leverage these relationships to cross sell other products and services

Share of TTAs on the decline

The share of TTAs in the travel booking sector has been declining for the past few years, primarily on account of the rapid growth of internet connectivity and smartphone usage. The presence of OTAs has widened the overall travel and tourism market as they are able to serve a wider base of customers using online platforms in any part of the country. On the other hand, TTAs’ reach is limited as they need to be physically present to provide the service. Demonetisation of November 2016 played a key role in bringing down the share of smaller TTAs and encouraging digital payments, especially in urban cities.

OTAs’ growth potential and challenges

Convenience, competitive pricing key differentiators

OTAs in India gained popularity due to increasing penetration of internet and smartphones. While this trend is expected to continue in the medium to long term, other factors will also aid the industry’s growth. They are:

●	Convenience: OTAs function as a one-stop shop for all the travel-related needs such as booking of airline tickets, hotel accommodation, holiday packages, rail tickets and bus tickets. The biggest advantage for customers is the availability of multiple options across segments, providing option to compare prices, dates, locations and time schedules on a single platform. In contrast, captive websites only showcase the brand’s own offerings. Customers using OTAs can compare and book everything, from travel tickets to hotel rooms, on a single platform. Going forward, these aspects are expected to help OTAs attract more customers.

●	Competitive pricing: Despite the strong macro-economic indicators and rising disposable incomes, India remains a price sensitive country when it comes to discretionary spending, including travel and tourism. Both urban and rural customers prefer to compare prices across sources in order to get the best deal. In order to gain customer volumes, OTAs and their banking partners have been aggressive in offering discounts and rebates. This trend is expected to continue.

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●	Evolution of free independent travellers (FITs): The urban millennial traveller is internet-, smartphone- and application-savvy. Such customers have greater awareness about how different components of travel work and where to source each component from, in order to minimise travel cost and optimise the experience. As per their interests, they research and plan itinerary through OTAs. TTAs, on the other hand, typically offer pre-defined holiday packages, which focus largely on popular tourist attractions. Thus, evolution and growth of FIT is expected to drive the OTA market in the medium to long term.

●	Focus on technology: OTAs use technology to improve user experience on their platforms. Further investments in technology will help personalise the customer experience, simplify the search process and consequently, ensure acceptance and repeat clientele. Similarly, for the B2B segment, integration of APIs with the enterprise’s internal ERP software will aid adoption and growth of OTAs.

●	MoT recognises OTAs: In December 2018, the MoT rolled out a scheme for approval of OTAs. This is a voluntary scheme open to bona fide OTAs to bring them on a common platform in the organised sector. Under this scheme, an approved OTA shall be granted a recognition by the ministry for five years. This approval certificate is aimed at ensuring reliability of the services provided by the OTAs. The approval will help OTAs gather market share in tier-II and -III cities, where customers are yet to gain confidence in online bookings.

Garnering market share in higher-margin segments remains a challenge

●

Increasing focus on direct bookings by hotel players: While hotels were earlier keen to list on OTAs due to the visibility they are offered, the trend is beginning to reverse, especially in the case of larger branded chains. Industry interactions indicate larger hotel chains are now focussing on their own websites to draw customers. Encouraging direct bookings helps hotels avoid the OTAs’ commission, which have been on the rise. Direct bookings also boost customer relationship, which can be further leveraged to cross-sell other services, such as banquet facilities, restaurants, spa facilities, etc. Hotels are also using loyalty cards and programmes to encourage direct bookings via their own websites. Going forward, this can pose a challenge to OTAs as they seek to improve their market share in the higher-margin hotels and holiday packages segment.

●	Limited presence in holiday packages segment: While most OTAs derive a large share of their revenue from the airlines or hotels segment, they have a limited presence in the holiday or tour packages segment. The holiday packages segment continues to be dominated by the larger branded TTAs since it requires experienced personnel on site and operational expertise in tour management. Industry interactions indicate if OTAs want to gain market share in the segment, they will have to replicate the operational model of TTAs which could lead to an increase in operational costs and thereby impact profitability.

●	Increasing competition from global OTAs, new entrants: The Indian OTA industry is currently dominated by domestic players while international players enjoy a relatively lower share. However, in the future, the scenario could change as global OTAs choose to focus on the comparatively nascent Indian market. Entry of new players with deep pockets could also alter the industry’s competitive landscape in the medium to long term.

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5 Competitive assessment of OTAs in India

CRISIL MI&A has compiled profiles of key players in the OTA industry on the basis of gross booking revenue and operating revenue, as detailed below. Information in this section is sourced from publicly available sources, including annual reports and investor presentations of listed players, regulatory filings, rating rationales and/or company websites as relevant.

Key players in the domestic OTA market, fiscal 2023

Players	Year of commencement of business	Company headquarters	Number of customers as of FY20 (million)	Number of customers as of FY21 (million)	Number of customers[1] as of FY22 (million)	Number of customers[1] as of FY23 (million)	Number of agents	Employee count (nos.)
Yatra Online, Inc.	2006	Gurugram, Haryana	11.1	11.7	12.4	14.0	~29,800	~1,100
MakeMyTrip Ltd	2000	Gurugram, Haryana	48.0	51.0	56.0	64.7	36,000	4,090
Cleartrip Pvt Ltd	2005	Mumbai, Maharashtra	NA2	NA2	NA2	NA2	NA2	NA2
Easy Trip Planners Ltd	2008	New Delhi	9.7	10.3	11.0	14.0	50,0004	1,000
Ixigo (Le Travenues Technology Ltd)	2007	Gurugram, Haryana	NA2	64.663	NA2	NA2	NA2	4504

1. Customers for:

Easy Trip Planners Ltd: Defined as registered customers, i.e., customers who have provided their unique mobile number and/ or e-mail address, as applicable, on the company’s website and mobile applications

MakeMyTrip Ltd: Defined as transacted customers (life to date) until the end of a given period as per the company’s annual reports and presentations

Yatra Online, Inc.: Defined as cumulative customers (excluding B2B business) as per the company’s annual reports and presentations

2. Not available since data has not been reported by the company

3. Ixigo: Registered users are those that have provided their unique mobile number or e-mail address, as applicable, on its platforms as of the relevant period

4. Headcount as of FY22

Source: Companies’ annual reports, investor presentations, news articles, company websites, CRISIL MI&A

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Key segments for different OTA players

Note: Others for Easy Trip Planners Ltd include visa processing and activities such as sightseeing, events and shows etc

Others for MakeMyTrip Ltd include villas and apartments bookings, visa processing, gift cards, etc

Others for Yatra Online, Inc. include cruises, and activities such as sightseeing, events, shows and monument visits, forex, visas, gift cards, travel insurance etc

Others for Le Travenues Technology Ltd include visa processing, Ixigo money, etc

Others for ClearTrip include various activities offered across cities

Source: Company websites

Key segments for different corporate players

Note:

Others for Yatra Online, Inc. include cruises, and activities such as sightseeing, events, shows and monument visits, forex, visas, gift cards, travel insurance etc

Others for Thomas Cook India include visa services, cruises, forex, travel insurance, gift cards

Information for FCM Travel Solutions India is as of November 2021.Website for the B2C segment of FCM Travel Solutions India – Travel Tours – shows under maintenance as on October 7, 2022

Source: Companies’ annual reports, CRISIL MI&A

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Number of corporate clients for OTA players (fiscal 2023)

Players	Number of large corporate clients	Number of other corporate clients (small and medium enterprises, small businesses)	Total number of corporate clients
Yatra Online, Inc.	~813	~49,800	~50,613
MakeMyTrip Ltd	2491	45,000+-[1]	~45,249+[1]
Cleartrip Pvt Ltd	NA	NA	NA
Easy Trip Planners Ltd	NA	NA	NA
Ixigo (Le Travenues Technology Ltd)	NA	NA	NA

Note 1. Includes 249 active accounts for Q2T (Quest to Travel, targeting large corporates) and more than 45,000 active accounts on MyBiz programme (targeting SMEs) as per March 2023 investor presentation

NA: Not available

Sources: Companies’ annual reports, investor presentations, earnings calls, CRISIL MI&A

Number of hotel/ accommodation tie-ups for OTA players (fiscal 2023)

Players	Number of domestic hotel / accommodation tie-ups	Number of international hotel/ accommodation tie-ups	Total number of hotel/ accommodation tie-ups
Yatra Online, Inc.	~105,600[3]	20,00,000+	21,05,600+
MakeMyTrip Ltd [2]	60,000	7,00,000+	7,60,000+
Cleartrip Pvt. Ltd[1]	NA	NA	4,00,000+
Easy Trip Planners Ltd [2]	NA	NA	10,00,000+
Ixigo (Le Travenues Technology Ltd)	NA	NA	NA

Note 1. From company website accessed on July 10, 2023
2. Fiscal 2022 data as Fiscal 2023 data is not available

3. For the period FY23 as per their latest investor presentation

NA: not available

Sources: Companies’ annual reports, investor presentations, CRISIL MI&A

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Operational performance for fiscal 2023

Players	Gross booking revenue[1] (Rs billion)		Gross bookings on-year growth for FY23 (%)	Gross bookings CAGR for FY21-23 (%)	Operating revenue[2] (Rs billion)	Take rate (operating revenue/ gross booking revenue)	Operating revenue on-year growth for FY22 (%)	Operating revenue CAGR for FY21-23 (%)
Yatra Online Ltd	67.4	#	96.5%#	106.4%#	3.8	5.7%	92.2%	73.8%
MakeMyTrip Ltd*	527.9		122.2%	108.5%	47.9	9.1%	111.2%	98.0%
Cleartrip Pvt. Ltd	NA		NA3	NA3	N.Ap4	N.Ap4	N.Ap4	N.Ap4
Easy Trip Planners Ltd	80.5		116.7%	94.5%	4.5	6.0%	90.7%	104.8%
Ixigo (Le Travenues Technology Ltd)	NA		NA	NA	NA	NA	NA	NA

1. Gross booking revenue is defined as the total amount paid by customers for travel services and products booked through OTAs, including taxes, fees and other charges, and is net of cancellations, discounts and/or refunds

2. Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. Financials have been reclassified as per CRISIL standards

3. FY23 financials are not available in Ministry of Corporate Affairs (MCA) filings made by the company

4. Not applicable as the latest data available for Cleartrip Pvt Ltd is as of fiscal 2022

5. Gross transaction value refers to the total amount paid (including taxes, fees and service charges, gross of all discounts) by users for the OTA services and products booked in the relevant period. This excludes the transactions facilitated through initial meta-search business model

#: The gross booking revenue data is for Yatra Online, Inc.

*: Exchange rate for MakeMyTrip Ltd: Financials reported by the company are in USD, and have been converted into INR using average USD-INR exchange rate for fiscals 2023, 2022, 2021, 2020

Year	FY20	FY21	FY22	FY23
Exchange rate (1 USD = INR)	70.9	74.2	74.5	80.4

Source: Companies’ annual reports, US Federal Reserve, CRISIL MI&A

Profitability of considered OTA players

Players	EBITDA[1] in FY23 (Rs mn)	EBITDA margin[2] in FY23 (%)	EBITDA margin in FY22 (%)	Net profit margin[3] in FY23 (%)	Net profit margin in FY22 (%)
Yatra Online Ltd	538.7	13.6	4.0	2.0	(14.1)
Easy Trip Planners Ltd	1,912.5	41.2	59.1	28.9	42.9
Ixigo (Le Travenues Technology Ltd)	NA	NA	(-1.8)	NA	(5.5)
MakeMyTrip Ltd	4,983.5	10.2	2.9	(1.8)	(14.4)
Cleartrip Pvt Ltd	N.Ap4	NA	(345.7)	NA	(432.1)

Note: Financials have been reclassified as per CRISIL standards.

1. EBIDTA is calculated as the sum of Profit Before Tax, Interest and Finance Charges, Depreciation and Amortization

2. EBIDTA Margin is calculated as the sum of Profit Before Tax, Interest and Finance Charges, Depreciation and Amortization divided by the sum of Total Operating Income and Total Non-Operating Income

3. Net Profit Margin is calculated as Profit After Tax divided by the sum of Total Operating Income and Total Non-Operating Income

4. NA – Not available as the latest data available for Cleartrip and Ixigo is for 2022

5. Exchange rates used for MakeMyTrip financials are:

Year	FY20	FY21	FY22	FY23
Exchange rate (1 USD = INR)	70.9	74.2	74.5	80.4

Source: Companies’ annual reports, US Federal Reserve, CRISIL MI&A

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Key financial parameters (Half-yearly analysis)

Players	Operating income – H1FY23 (Rs million)	YoY growth	EBITDA – H1FY23 (Rs million)	YoY growth	Operating margin	Net profit – H1FY23 (Rs million)	YoY growth	Net profit margin
Yatra Online Ltd	1713.6	129.2%	170.0	N.M	9.9%	69.0	N.M	3.8%
MakeMyTrip Ltd	21,505.7	189.9%	1,520.9	N.M	7.1%	(1,317.5)	N.M	(6.0)%
Ixigo (Le Travenues Technology Ltd)	N.A	N.Ap	N.A	N.Ap	N.A	N.A	N.Ap	N.A
Easy Trip Planners Ltd	1960.8	122.9%	782.4	51.8%	39.9%	613.5	0.4%	30.1%

Note:

1. N.M: Not Meaning, YoY growth can’t be calculated due negative profit during one or both years in consideration

2. N.A: Not Available, H1FY23 is not available for the company, N.Ap: Not Applicable as H1FY23 data is not available

3. The above-mentioned values are restated values as per CRISIL standards

4. The financials considered for all the above-mentioned players are on consolidated basis.

5. The following exchange rates have been used for conversion of MakeMyTrip financials

Year	H1FY22	H1FY23
Exchange rate (1 USD = INR)	73.9	78.5

EBIDTA Margin is calculated as the sum of Profit Before Tax, Interest and Finance Charges, Depreciation and Amortization divided by the sum of Total Operating Income and Total Non-Operating Income

Net Profit Margin is calculated as Profit After Tax divided by the sum of Total Operating Income and Total Non-Operating Income

Source: US Federal Reserve, companies’ annual reports, CRISIL MI&A

Platform user experience metrics for fiscal 2023

Players	Repeat transactions (%)[2]	Total traffic (mn visits)[4]	Direct traffic (%)[5]	Mobile traffic (%)[6]	Customer acquisition cost (Rs/customer) [1]
Yatra Online, Inc	75%[9]	184	90%[9]	84%[12]	NA8
MakeMyTrip Ltd	NA8	NA8	NA8	NA8	NA8
Cleartrip Pvt Ltd	NA8	NA8	NA8	NA8	NA8
Easy Trip Planners Ltd	90%[10]	NA8	64%[10]	NA8	NA8
Le Travenues Technology Ltd[11]	85.1%	NA8	90.0%[7]	NA8	122.3[11]

1: Customer Acquisition Cost is calculated based on the amount spent on advertising and sales promotion divided by the number of New Transacting Users in the relevant period.

2. Repeat transactions are defined as transactions by returning customers, i.e., customers that have made a booking transaction at least once in the past

4. Total traffic is defined as the total number of customers that visit the booking platform (websites and mobile applications) in a given period

5. Direct traffic refers to unpaid organic visits without any intermediary (such as TTA (traditional travel agents), other websites, and other apps) received on booking platforms (websites and mobile applications), out of total visits

6. Mobile traffic is defined as visits on booking platforms (mobile websites and mobile applications) through mobile phones, out of total visits

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7: The company defines it as the number of Organic Monthly Active User (i.e., refers to Monthly Active Users who have visited our platforms within a given period from sources other than paid sources) as a percentage of Monthly Active Users for such period.

8. Not available since data is not reported by the company

9: For FY23 as per latest investor presentation

10: For Q1 FY23

11. Data as of / for Q1 FY23 for Le Travenues Technology Limited

12. As per data shared by Yatra Online, Inc

Source: Companies’ annual reports, investor presentations, CRISIL MI&A

Gross booking revenue per employee as on March 31, 2023

Players	Gross booking revenue *(Rs bn)	2023 employee count (no.)	Gross booking revenue per employee (Rs mn)
Yatra Online, Inc.	67.4	~1,100	61.3
MakeMyTrip Ltd	237.6	NA	NA
Cleartrip Pvt Ltd	NA1	NA1	NA1
Easy Trip Planners Ltd	80.5	1000	80.5
Le Travenues Technology Ltd	NA1	NA1	NA1

*Gross booking revenue is defined as total amount paid by customers for travel services and products booked through OTAs, including taxes, fees and other charges, and is net of cancellations, discounts and/or refunds

1. Not available as data is not reported by the company

2. Gross transaction value refers to total amount paid (including taxes, fees and service charges, gross of all discounts) by users for the OTA services and products booked in the relevant period. This excludes transactions facilitated through initial meta-search business model

3. Yatra has higher number of employees due to its larger corporate business mix which requires a higher number of employees to service.

4. @Employee count as on March 31st. 2022

5. Le Travenues Technology Ltd

Source: Companies’ annual reports, CRISIL MI&A

Yearly flight booking volume for key competitors

Note: Air segment’s data for Easy Trip Planners Ltd data as reported by the company is net of cancellations

Source: Companies’ annual reports, CRISIL MI&A.

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Break-up of gross booking volume across segments (million)

Players	Air ticketing[1]	Hotels and holiday packages[2]	Others[3]
Fiscal 2023
Yatra Online, Inc.	5.6	1.8	NA4
MakeMyTrip Ltd	43.9	26.1	73.0
Cleartrip Pvt Ltd	NA4	NA4	NA4
Easy Trip Planners Ltd*	11.5	0.3	0.6
Le Travenues Technology Ltd	NA4	NA4	NA4
Fiscal 2022
Yatra Online, Inc.	3.7	1.0	NA4
MakeMyTrip Ltd	24.7	15.6	39.5
Cleartrip Pvt Ltd	NA4	NA4	NA4
Easy Trip Planners Ltd*	7.1	0.1	0.6
Le Travenues Technology Ltd	NA4	NA4	NA4
Fiscal 2021
Yatra Online, Inc.	2.6	0.6	NA4
MakeMyTrip Ltd	15.0	8.5	26.7
Cleartrip Pvt Ltd	NA4	NA4	NA4
Easy Trip Planners Ltd*	4.5	0.1	0.2
Le Travenues Technology Ltd	NA4	NA4	NA4
On-year growth between fiscals 2022 and 2023
Yatra Online, Inc.	51.1%	70.5%	N.Ap5
MakeMyTrip Ltd	77.6%	67.4%	85.0%
Cleartrip Pvt Ltd	N.Ap5	N.Ap5	N.Ap5
Easy Trip Planners Ltd	62.2%	121.4%	10.4%
Le Travenues Technology Ltd	N.Ap5	N.Ap5	N.Ap5
CAGR between fiscals 2021 and 2023
Yatra Online, Inc.	46.1%	78.4%	N.Ap5
MakeMyTrip Ltd	70.9%	74.8%	65.4%
Cleartrip Pvt Ltd	N.Ap5	N.Ap5	N.Ap5
Easy Trip Planners Ltd	59.5%	150.3%	68.4%
Le Travenues Technology Ltd	N.Ap5	N.Ap5	N.Ap5

Note: MakeMyTrip Ltd and Easy Trip Planners Ltd report segments instead of trips (reported by Yatra Online Inc). Segments include break journey and layover. For e.g., One booking trip may have two segments for return trip, four segments for layover return trip both ways, etc.

Therefore, segments and trips given above for the respective companies are not comparable.

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1. Air ticketing for:

Easy Trip Planners Ltd and Yatra Online, Inc.: defined as air passengers travelled during the fiscal year

MakeMyTrip Ltd: defined as flight between two cities, whether or not such flight is part of a larger or longer itinerary and is reported net of cancellations

2. Hotels and holiday packages for:

Easy Trip Planners Ltd: defined as hotel booking transactions done by customers with the company during the fiscal year

Yatra Online, Inc: defined as hotel room nights booked on a standalone basis and as a part of a holiday package

MakeMyTrip Ltd: defined as “hotel-room nights,” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupies those rooms and is reported net of cancellations

3. Others for:

Easy Trip Planners Ltd: includes train ticketing, bus ticketing, cab booking and other offerings.

MakeMyTrip Ltd: includes bus ticketing, rail ticketing, car hiring services and other value-added ancillary services such as facilitating access to insurance and visa processing. Data represents only bus tickets booked during the fiscal year, as disclosed in the company’s annual reports for respective years

Yatra Online, Inc: includes rail ticketing, bus ticketing, cab booking, and activities such as sightseeing, events and shows etc.

Ixigo does not report booking volumes individually. It reports passenger segments. Passenger Segments refers to the total number of point-to-point passenger tickets booked between two cities, airports, train stations or bus stations, as applicable, whether or not such a ticket is part of a larger or longer itinerary. For example, a booking made with two passengers for a return flight consists of four passenger segments

*. Air segments data for Easy Trip Planners Ltd data as reported by company is net of cancellations

4. Not available since gross booking volumes are not reported

5. Not applicable since gross booking volumes were not reported, and CAGR calculation is not applicable

Source: Companies’ annual reports and investor presentations, CRISIL MI&A

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Break-up of gross booking revenue across segments (Rs million)

Players	Air ticketing	Hotels and holiday packages	Others[1]	Total gross booking revenue
Fiscal 2023
Yatra Online, Inc.	56,408	8,178	2,811	67,397
MakeMyTrip Ltd.[3]	333,200	125,129	69,592	527,921
Cleartrip Pvt. Ltd.	NA4	NA4	NA4	NA4
Easy Trip Planners Ltd.	NA4	NA4	NA4	80,506
Le Travenues Technology Limited[2]	NA4	NA4	NA4	NA4
Fiscal 2022
Yatra Online, Inc.	27,649	3,487	3,162	34,298
MakeMyTrip Ltd.[3]	144,644	59,952	32,988	237,584
Cleartrip Pvt. Ltd.	NA4	NA4	NA4	NA4
Easy Trip Planners Ltd.	NA4	NA4	NA4	37,156
Le Travenues Technology Limited[2]	NA4	NA4	NA4	~47,420[6]
Fiscal 2021
Yatra Online, Inc.	13,002	1,706	1,110	15,817
MakeMyTrip Ltd.[3]	72,827	27,951	20,653	121,431
Cleartrip Pvt. Ltd.	NA4	NA4	NA4	NA4
Easy Trip Planners Ltd.	NA4	NA4	NA4	21,284
Le Travenues Technology Limited[2]	NA4	NA4	NA4	NA4
On-year growth between fiscals 2022 and 2023
Yatra Online, Inc.	104.0%	134.5%	-11.1%	96.5%
MakeMyTrip Ltd.[3]	130.4%	108.7%	111.0%	122.2%
Cleartrip Pvt. Ltd.	N.Ap5	N.Ap5	N.Ap5	N.Ap5
Easy Trip Planners Ltd.	N.Ap5	N.Ap5	N.Ap5	116.7%
Le Travenues Technology Limited[2]	N.Ap5	N.Ap5	N.Ap5	N.Ap5
CAGR between fiscals 2021 and 2023
Yatra Online, Inc.	108.3%	119.0%	59.2%	106.4%
MakeMyTrip Ltd.[3]	113.9%	111.6%	83.6%	108.5%
Cleartrip Pvt. Ltd.	N.Ap5	N.Ap5	N.Ap5	N.Ap5
Easy Trip Planners Ltd.	N.Ap5	N.Ap5	N.Ap5	94.5%
Le Travenues Technology Limited[2]	N.Ap5	N.Ap5	N.Ap5	N.Ap5

Note: 1. Others for:

Yatra Online, Inc.: Includes bus, rail bookings, cab, our recently launched freight business and other services.

MakeMyTrip Ltd.: include bus ticketing, rail ticketing, car hiring services and other value-added ancillary services such as facilitating access to insurance and visa processing. Data represents only bus tickets travelled during the fiscal year, as disclosed in company’s annual reports for respective years.

2. The company has reported gross transaction value which refers to the total amount paid (including taxes, fees and service charges, gross of all discounts) by users for the OTA services and products booked in the relevant period. This excludes the transactions facilitated through initial meta-search business model. The GTV for FY22, FY21, and FY20 for Ixigo is Rs 56,152.49 million, Rs 21,532.97 million, and Rs 18,386.40 million respectively

3. Exchange rates used for Makemytrip financials are as follows

Year	FY20	FY21	FY22	FY23
Exchange rate (1 USD = INR)	70.9	74.2	74.5	80.4

4. NA: Not Available since the data is not reported by the company

5. Not applicable since gross booking volumes were not reported, and CAGR calculation is not applicable

Source: Company annual reports and investor presentations, CRISIL MI&A

6. The value is gross Transaction Value net of discounts and cancellations.

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Break-up of operating revenue across segments (Rs million)

Players	Air ticketing	Hotels and holiday packages	Other[1]	Total operating revenue
Fiscal 2023
Yatra Online Ltd	1,780	1,446	576	3,802
MakeMyTrip Ltd	11,883	27,150	8,648	47,680
Cleartrip Pvt. Ltd	NA2	NA2	NA2	NA2
Easy Trip Planners Ltd	4,080	379	30	4,488
Le Travenues Technology Ltd	NA2	NA2	NA2	NA2
Fiscal 2022
Yatra Online Ltd	1,151	512	318	1,981
MakeMyTrip Ltd	6,609	11,717	4,317	22,644
Cleartrip Pvt. Ltd	NA2	NA2	NA2	NA2
Easy Trip Planners Ltd	2,353	6	(5)	2,354
Le Travenues Technology Ltd	NA2	NA2	NA2	3,796
Fiscal 2021
Yatra Online Ltd	893	157	205	1,255
MakeMyTrip Ltd	4,233	5,047	2,855	12,135
Cleartrip Pvt Ltd	NA2	NA2	NA2	NA2
Easy Trip Planners Ltd	1,286	4	95	1,385
Le Travenues Technology Ltd	NA2	NA2	NA2	1,356
On-year growth between fiscals 2022 and 2023
Yatra Online Ltd	54.7%	182.3%	81.1%	91.9%
MakeMyTrip Ltd	79.8%	131.7%	100.3%	110.6%
Cleartrip Pvt. Ltd	N.Ap.[3]	N.Ap.[3]	N.Ap.[3]	N.Ap.[3]
Easy Trip Planners Ltd	73.4%	6,566.5%	N.Ap.[3]	90.7%
Le Travenues Technology Ltd	N.Ap.[3]	N.Ap.[3]	N.Ap.[3]	180.0%
CAGR between fiscals 2021 and 2023
Yatra Online Ltd	41.2%	203.8%	67.7%	74.1%
MakeMyTrip Ltd	67.5%	131.9%	74.0%	98.2%
Cleartrip Pvt. Ltd	N.Ap.[3]	N.Ap.[3]	N.Ap.[3]	N.Ap.[3]
Easy Trip Planners Ltd	78.1%	908.9%	-43.7%	80.0%
Le Travenues Technology Ltd	NA	NA	NA	NA

Note:

1. Other for:

Easy Trip Planners Pvt Ltd: includes train ticketing, bus ticketing, cab booking, other offerings and advertising revenue

MakeMyTrip Ltd: includes bus ticketing, rail ticketing, car hiring services and other value-added ancillary services such as facilitating access to insurance, visa processing and advertising revenue

Yatra Online Ltd: includes rail ticketing, bus ticketing, cab booking and activities like sightseeing, events, shows and advertising revenue

2. NA: Not available

3. N.Ap.: Not applicable

Source: Company annual reports, investor presentations, CRISIL MI&A

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Market share of Yatra Online, Inc. in the Indian OTA market

Players	FY21	FY22	FY23
Indian OTA market by gross booking revenue* (Rs bn)	390-410	680-700	1,285-1,305
Yatra Online, Inc.– gross booking revenue (Rs bn)	15.8	34.3	67.4
Yatra Online, Inc. – market share in the Indian OTA market	~4.0%	~5.0%	~5.2%

Note: *: Gross booking revenue is defined as total amount paid by customers for travel services and products booked through the OTAs, including taxes, fees and other charges, and is net of cancellations, discounts and/or refunds

Source: Company disclosure, CRISIL MI&A

App rating on Google Play Store

Apps for flight booking	Rating on Google Play Store	Number of reviews (thousands)
Yatra Online, Inc.	4.4	~309
MakeMyTrip	4.6	~1,700
Goibibo	4.4	~1,290
EaseMyTrip	4.3	~100
Ixigo Flights (Le Travenues Technology Ltd)	4.5	~135

Note: The rating and review data is as per Google Play Store accessed on August 12, 2023

Source: Google Play Store, CRISIL MI&A

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Shareholding of key players

Easy Trip Planners Ltd		Yatra Online, Inc.			MakeMyTrip
Key shareholder	Share	Key shareholder		Share	Key shareholder		Share
Promoters (Nishant Pitti, Rikant Pitti, Prashant Pitti)	74.90%	● ● ● ● ●	Entities affiliated with MAK Capital One L.L.C. – 18.28% Entities affiliated with Altai Capital Management, LLC – 7.79% Entities affiliated with Nathan Leight – 5.86 Entities affiliated with the 2020 Timothy J. Maguire Investment Trust – 7.23% Entities affiliated with Catamount Strategic Advisors, LLC – 5.72%	44.88%	● ● ●	Trip.com – 16.21% FIL Ltd – 9.83% Capital International Investors – 7.55%	33.59%
Non-Institutions	20.06%		All directors and officers as a group	4.39%		Deep Kalra	7.55%
Institutions	5.04%					Trip.com voting rights – 47.53%

Note: The shareholding pattern is as per FY23 filings for Easy Trip Planners Ltd and MakeMyTrip Limited;

For Yatra Online, Inc. shareholding pattern is for FY22 as form 20-F for FY23 is not available yet.

Source: Company filings, CRISIL MI&A

Quarterly air passenger bookings (segments for MakeMyTrip and EaseMyTrip, and trips for Yatra Online, Inc.)

Notes:

Flight segments for MakeMyTrip defined as flight between two cities, whether or not such flight is part of a larger or longer itinerary, and is reported as net of cancellations

Data for EaseMyTrip is defined as air segments (net of cancellations)

Data for Yatra Online Inc. is reported by the company on a gross basis

Source: Company filings, CRISIL MI&A

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Profiles of players (B2C)

Yatra Online, Inc.

Introduction

Yatra Online, Inc. was founded in December 2005 and commenced operations in India in August 2006, with the incorporation of its Indian subsidiary, Yatra Online Ltd (formerly Yatra Online Pvt Ltd).

Listing on Nasdaq through a reverse merger

Yatra Online, Inc. was listed on the Nasdaq in December 2016 through a reverse merger with Terrapin 3 Acquisition Corp (TRTL), a US-based special purpose acquisition company, which, in turn, was listed on the Nasdaq in July 2014. As a part of this process, the company raised approximately USD 92.5 million.

Key subsidiaries and associates

Name of the company	Holding/subsidiary/associate	Shares held
Yatra Online Ltd (Yatra India)	Subsidiary	98.59%*
Yatra TG Stays Pvt Ltd	Subsidiary	98.59%*
Yatra for Business Pvt Ltd	Subsidiary	98.59%*
Yatra Hotel Solutions Pvt Ltd	Subsidiary	98.59%*
Yatra Corporate Hotel Solutions Pvt Ltd	Subsidiary	98.59%*
TSI Yatra Pvt Ltd	Subsidiary	98.59%*
Middle East Travel Management Company Pvt Ltd	Subsidiary	100%
Travel.Co.In Pvt Ltd (formerly Travel.Co.In Ltd(TCIL))	Subsidiary	98.59%*
Yatra USA Corp	Subsidiary	100%**
Yatra USA, LLC	Subsidiary	100%
Asia Consolidated DMC Pte Ltd	Subsidiary	100%
Yatra Online Freight Services Pvt Ltd	Subsidiary	98.59%*
THCL Travel Holding Cyprus Ltd	Subsidiary	100%
Yatra Middle East L.L.C-FZ	Subsidiary	98.59%*#
Adventure and Nature Network Pvt. Ltd.	Joint Venture (JV)	Yatra India holds 50% of the issued share capital in JV.

* Rest of the shares held in Yatra India by minority stakeholders

**Considering 18.63% Class F Shares owned by Terrapin 3’s founder stockholders in Yatra USA Corp having no voting right. Terrapin 3’s founder stockholders also own Class F Shares in Yatra Online, Inc. (the Company) having no economic rights and have an exchange right to acquire Ordinary Shares of the Company in exchange of the Class F

Shares held in Yatra USA Corp.

# This reflects the %age shareholding in this entity after issuance of shares is completed.

Source: Yatra Online, Inc; as on 13th August 2023.

Key business segments

As per the company’s website yatra.com, leisure and business travellers use mobile applications, website, www.yatra.com, and other offerings and services to explore, research, compare and book a wide range of travel services, including air tickets, bus tickets, and rail tickets, cab bookings and ancillary services within India. It also provides hotels, homestays and other accommodations.

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Key acquisitions

In February 2019, the Company completed the acquisition of the corporate travel business of Travel.co.in Private Limited, or “TCIL” (Formerly known as PL Worldways Limited (PLW)), a Chennai-based corporate travel services provider, to strengthen its corporate travel business and its presence in South India.

In August 2017, Yatra acquired a majority stake in Yatra for Business Private Limited or “YFB” (Formerly known as Air Travel Bureau Private Limited/Air Travel Bureau Ltd.(ATB), and in July 2020, it acquired the remaining shares making it wholly owned subsidiary. Yatra for Business (YFB) is an independent corporate travel services provider and this acquisition helped Yatra to widen its customer base in the corporate travel business.

Other key company acquisitions

Name of the company	Key segments	Year of acquisition	Cost of acquisition (USD mn)
mGaadi (India)	Platform aggregator for three-wheeler ride-hailing services	2016	NA*
TravelGuru (India)	Hotel aggregator	2012	NA*
Buzzintown (India)	Event and entertainment guide portal	2012	NA*
MagicRooms (India)	Online hotel aggregator and global distribution system (GDS) provider	2011	NA*
Travel Services International (India)	B2B ticket consolidator	2010	NA*

Note: * NA: Not available as the deal amount is undisclosed

Source: Company annual reports, media reports, CRISIL MI&A Research

Key financials of Yatra Online Ltd

Parameters	FY21	FY22	FY23
Gross booking revenue (Rs mn)*	15,817	34,298	67,397
Operating income (Rs mn)	1,261.2	1,981.9	3,808.5
Income growth (%)	-81.5%	57.1%	92.2%
EBITDA margin (%)	-34.7	4.0	13.6
Net profit margin (%)	-83.0	-14.1	2.0
RoE (%)	-445.2	-198.5	18.1
RoCE (%)	-128.3	-48.2	26.0
Gearing ratio (times)	0.6	3.6	2.0
Interest coverage ratio (times)	-4.9	0.9	2.3

Note: Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. The financials are on consolidated basis and are reclassified as per CRISIL standards

*Gross booking revenue is based on Yatra Online Inc reported data

1: N.Ap - Not applicable as tangible net worth for fiscal year considered turned negative as negative net reserves exceeded paid-up equity share capital

EBIDTA Margin is calculated as the sum of Profit Before Tax, Interest and Finance Charges, Depreciation and Amortization divided by the sum of Total Operating Income and Total Non-Operating Income

Net Profit Margin is calculated as Profit After Tax divided by the sum of Total Operating Income and Total Non-Operating Income

Source: Company’s annual reports, CRISIL MI&A Research

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MakeMyTrip Ltd

Introduction

MakeMyTrip Ltd was incorporated in April 2000, primarily to cater to demand for US-India inbound air tickets from Non-Resident Indians (NRIs) in the US. MakeMyTrip Pvt Ltd, the Indian subsidiary, was set up in 2005 and commenced operations in India in September 2005.

Listing on Nasdaq

MakeMyTrip Ltd was listed on the Nasdaq in August 2010. The company issued 5 million ordinary shares at USD 14 per share, raising USD 70 million at a valuation of USD 478 million.

Acquisition by Trip.com

In January 2016, Trip.com (formerly Ctrip.com International, Ltd), a China-based online travel agency, invested USD 180 million in MakeMyTrip Ltd through convertible bonds that would allow it to own up to 26.6% in MakeMyTrip Ltd. In May 2017, the company raised a further investment of USD 330 million from existing investors, Ctrip and MIH Internet SEA Pte, a subsidiary of Naspers Ltd., via issue of 916,000 ordinary shares and 3.66 million Class B convertible ordinary shares, respectively, at USD 36 per share.

In April 2019, Trip.com entered into a share-swap deal with Naspers, which resulted in Trip.com’s share in MakeMyTrip Ltd. increasing to ~49%, with Naspers acquiring 5.6% stake in Ctrip. The deal, which gave Trip.com 4.0% voting rights in MakeMyTrip Ltd, was approved by the Competition Commission of India in August 2019.

Key subsidiaries and associates

Name of the company	Holding/subsidiary/associate	Shares held
MakeMyTrip (India) Pvt Ltd	Subsidiary	100%
Ibibo Group Holdings (Singapore) Pte. Ltd.	Subsidiary	100%
redBus India Pvt Ltd (formerly Ibibo Group Pvt Ltd.)	Subsidiary	100%
Quest 2 Travel . com India Pvt Ltd.	Subsidiary	83.66%

Source: Company annual report for fiscal 2023, CRISIL MI&A Research

Key business segments

MakeMyTrip offers domestic and international airline tickets and hotel bookings, domestic and international holiday packages, rail ticketing through a tie-up with IRCTC, domestic bus tickets, car rental booking, B2B services, and other travel-related services and products, such as facilitation of access to travel insurance and visa services.

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Key acquisitions

In January 2017, the company acquired 100% equity in Ibibo Group for $720 million in stock. The Ibibo Group was co-owned by South African firm, Naspers Ltd, and China’s Tencent. As a result, MakeMyTrip acquired ownership of Goibibo, redBus and Ryde, which were part of Ibibo Group. The transaction helped MakeMyTrip strengthen its presence in key markets, expand its product portfolio, and gain presence in the budget hotel segment

In July 2018, MakeMyTrip Ltd invested an undisclosed amount in Bengaluru-based Bitla Software Pvt Ltd, a provider of bus travel management software and technology solutions to travel and logistics operators, in a bid to strengthen its offerings in bus travel through redBus

In April 2019, the company announced the acquisition of a majority stake in Mumbai-based Quest2Travel.com India Pvt Ltd, an internet-based corporate travel management company, with the objective of leveraging Quest2Travel’s existing clientele to expand its corporate travel business (MakeMyTrip had launched its SME-focused platform MyBiz in September 2017 to provide travel solutions for corporate customers)

On August 9, 2021, the company disposed off its entire equity investment in Le Travenues Technology Pvt Ltd for an aggregate consideration of $38.5 million

In October 2021, Inspirock, Inc. (equity accounted investee of the Company), with the requisite consent of its shareholders (including the Company), was acquired by Klarna Holding Plc. As a result of this transaction, the Company had received a total net consideration of $3.9 million, partly in form of cash of $0.5 million and $3.4 million in form of equity shares of Klarna Holding Plc (the company acquiring Inspirock).

In December 2021, the company acquired an additional equity interest in Quest 2 Travel

In April 2022, a majority interest was acquired in Book My Forex, which offers currency exchange, multi-currency prepaid forex cards and cross border remittances, as well as other ancillary products, to Indians travelling abroad

In September 2022, a majority interest was acquired in Simplotel, which is engaged in the development of websites and booking technology engines for hotels.

Other key acquisitions of the company

Name of the company	Key segments	Year of acquisition	Cost of acquisition (USD mn)
Bona Vita Technologies Pvt Ltd (India)	Domestic and International inbound/outbound holidays, vacation activities, weekend getaways and adventure activities	2015	5
Inspirock (USA)	Online travel planner	2015	NA*
HolidayIQ Pte Ltd (India)	Travel information portal and recommendation search engine	2015	15
MyGola (India)	Online travel planner	2015	NA*
EasyToBook (Amsterdam)	Online hotel operator	2014	5
Simplotel Technologies Pvt Ltd (India)	Development of websites and booking engines for hotels.	2014	NA*
Hotel Travel Group (Thailand)	Online hotel reservations	2012	25
ITC Group (Thailand)	Hotel aggregator and tour operator	2012	3.2

Note: * NA: Not available as the deal amount is undisclosed.

Source: Company annual reports, media reports, CRISIL MI&A Research

Key financials

Parameters	FY21	FY22	FY23
Gross booking revenues (Rs mn)	121,431	237,585	527,921
Operating income (Rs mn)	12,221	22,679	47,905
Income growth (%)	-67.8%	84.9%	95.70%
EBITDA margin (%)	-12.7	2.9	10.2
Net profit margin (%)	-31.4	-14.4	-1.8
RoE (%)	-36.1	-23.9	-4.9
RoCE (%)	-22.1	-5.2	7.7
Gearing ratio (times)	1.1	1.0	1.0
Interest coverage ratio (times)	-4.7	0.3	1.3

Note: Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business.

EBIDTA Margin is calculated as the sum of Profit Before Tax, Interest and Finance Charges, Depreciation and Amortization divided by the sum of Total Operating Income and Total Non-Operating Income

Net Profit Margin is calculated as Profit After Tax divided by the sum of Total Operating Income and Total Non-Operating Income

Financials have been reclassified as per CRISIL standards. Financials reported by the company are in USD, and have been converted into Rs using average USD-INR exchange rate as follows:

Year	FY19	FY20	FY21	FY22	FY23
Exchange rate (1 USD = INR)	69.9	70.9	74.2	74.5	80.4

Source: Company’s annual reports, CRISIL MI&A Research

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Le Travenues Technology Ltd (Ixigo)

Introduction

Launched in 2007, Ixigo is a technology company focused on booking and managing trips of Indian travellers across rail and air, as well as booking for buses and hotels. It supports customers by leveraging artificial intelligence, machine learning, and data science-led innovations on its platforms, comprising its websites and mobile applications

Key business segments

As per the company’s website accessed on July 11, 2023, it provides online travel-related services such as booking of domestic and international flights, domestic and international hotels, holiday packages, bus tickets, and cabs, along with rail ticketing through a tie-up with IRCTC.

Key subsidiaries and associates

Name of the company	Holding/subsidiary/associate	Shares held
Travenues Innovations Pvt Ltd	Subsidiary	100%
Confirm Ticket Online Solutions Pvt Ltd	Subsidiary	83.68%
Ixigo Europe, S.L.	Subsidiary	100%

Source: Company disclosure as of June 30, 2022, CRISIL MI&A Research

Key acquisitions

In August 2021, the company acquired Hyderabad-based AbhiBus through a mix of cash and stock to help it consolidate its presence in tier II/III/IV markets

In February 2021, the company acquired Bengaluru-based train booking app, Confirmtkt. The stock plus cash deal gave Ixigo 100% ownership of Confirmtkt. As part of the deal, the founders of Ixigo joined the Confirmtkt board. Existing investors of Confirmtkt, including venture catalysts, have exited the company. The acquired company has been operated independently following this acquisition

Key financials

Parameters	FY21	FY22	FY23
Gross booking revenue (Rs mn)[4]	NA2	NA5	NA6
Operating income (Rs mn)	1368	3806	NA6
Income growth (%)	22.4%	178.3%	NA6
EBITDA margin (%)	4.4	-1.8	NA6
Net profit margin (%)	5.4	-5.5	NA6
RoE (%)	N.Ap4	N.Ap4	NA6
RoCE (%)	N.Ap3	-271.4	NA6
Gearing ratio (times)	N.Ap1	0.0	NA6
Interest coverage ratio (times)	4.0	-2.5	NA6

Notes:

Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. The financials are on consolidated basis and are reclassified as per CRISIL standards.

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1: N.Ap – Not applicable as tangible net worth turned negative as negative net reserves exceeded paid-up equity share capital

2: NA – Not available as the company does not report gross booking revenues

4: N.Ap – Not applicable as average tangible net worth of fiscal year considered and the previous fiscal turned negative as negative net reserves exceeded paid-up equity share capital

5. For fiscal 2022, Ixigo reported gross transaction value net of discounts and cancellations of Rs 47.42 billion

6: NA as the latest financials available for the company are for fiscal 2022

EBIDTA Margin is calculated as the sum of Profit Before Tax, Interest and Finance Charges, Depreciation and Amortization divided by the sum of Total Operating Income and Total Non-Operating Income

Net Profit Margin is calculated as Profit After Tax divided by the sum of Total Operating Income and Total Non-Operating Income

Source: Company’s annual reports, CRISIL MI&A Research

Easy Trip Planners Ltd

Introduction

The company, headquartered in New Delhi, was founded in 2008 by Nishant Pitti and Rikant Pitti, as a travel agency to facilitate travel bookings for other small travel agents operating in India.

Key business segments

As per the company’s website accessed on July 11, 2023, it provides online travel-related services, such as booking of domestic and international flights, domestic and international hotels, holiday packages, bus tickets, and cabs, along with rail ticketing through a tie-up with IRCTC.

The company commenced operations in 2008, with flight bookings in the business-to-business-to-consumer (B2B2C) segment, and, subsequently, the B2C segment in 2011. In 2013, it launched its hotels and packages business as well as entered the business-to-enterprise (B2E) segment to service the corporate travel market. It launched its EaseMyTrip Android application in 2015 to expand its presence in the B2C segment. Currently, the company operates in the B2B2C, B2E, and B2C segments through a network of agents, franchise outlets, corporate clients, distributors, and white label solutions.

Key subsidiaries and associates

Name of the company	Holding/subsidiary/associate	Shares held
EaseMyTrip Middleeast DMCC	Subsidiary	100%
EaseMyTrip SG Pte Ltd	Subsidiary	100%
EaseMyTrip UK Ltd	Subsidiary	100%
YoloBus Private Limited	Subsidiary	100%
Spree Hotels and Real Estate Pvt Ltd	Subsidiary	100%
EaseMyTrip Foundation	Subsidiary	100%
EaseMyTrip USA Inc.	Subsidiary	NA *
EaseMyTrip Thai Co. Ltd.	Subsidiary	NA *
EaseMyTrip Philippines Inc.	Subsidiary	NA *
EaseMyTrip NZ Limited[1]	Subsidiary	100%
Nutana Aviation Capital IFSC Private Limited[2]	Subsidiary	75%

Note: 1: As of June 2022

2: As of January 19, 2023

*: NA: Not Available and these sudsidiaries are yet to commence operations as of March 2022

Source: Company Q4 and year end results FY23, CRISIL MI&A Research

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Key financials

Parameters	FY21	FY22	FY23
Gross booking revenues (Rs mn)	21,284	37,156	80,506
Operating income (Rs mn)	1,070	2,354	4,488
Income growth (%)	-24.3%	120.0%	90.7%
EBITDA margin (%)	74.2	59.1	41.2
Net profit margin (%)	51.7	42.9	28.9
RoE (%)	47	56.3	47.2
RoCE (%)	62.6	66.3	54.4
Gearing ratio (times)	0.1	0.2	0.2
Interest coverage ratio (times)	24.8	75.1	56.2

Note: Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. Financials have been reclassified as per CRISIL standards.

EBIDTA Margin is calculated as the sum of Profit Before Tax, Interest and Finance Charges, Depreciation and Amortization divided by the sum of Total Operating Income and Total Non-Operating Income

Net Profit Margin is calculated as Profit After Tax divided by the sum of Total Operating Income and Total Non-Operating Income

Source: Company’s annual reports, CRISIL MI&A Research

Cleartrip Pvt Ltd

Introduction

Cleartrip Pvt Ltd, headquartered in Mumbai, was incorporated as a private limited company in 2005 by Stuart Crighton and Hrush Bhatt. In 2006, it became a wholly-owned subsidiary of Cleartrip Inc (Mauritius), which is a wholly-owned subsidiary of Cleartrip Inc (Cayman Islands), which, in turn, is a subsidiary of SAP (ultimate holding company). In September 2017, Cleartrip Packages & Tours Pvt Ltd was set up as a wholly-owned subsidiary of Cleartrip Pvt Ltd.

Key subsidiaries and associates

Name of the company	Holding/subsidiary/associate	Shares held
Cleartrip Packages & Tours Pvt Ltd	Subsidiary	99.99%

Source: Company annual report – fiscal 2022, CRISIL MI&A Research

Key business segments

As per the company’s website accessed on October 12, 2022, it provides online travel-related services, such as domestic and international flight bookings and hotel bookings.

Acquisition by Flipkart

In April 2021, the company was wholly acquired by Flipkart, post which it has been operating independently.

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Key acquisitions

In June 2018, the company acquired Saudi Arabian travel start-up, Flyin, which offers flight and bus ticketing as well as holiday packages through its website and app, for an undisclosed amount. This was the company’s first cross-border acquisition, with an objective to step up operations in West Asia’s travel market.

Key financials

Parameters	FY21	FY22	FY23
Gross booking revenue (Rs mn)	NA2	NA2	NA2
Operating income (Rs mn)	813	548	N.A1
Income growth (%)	-69.3%	-32.6%	N.A1
EBITDA margin (%)	-4.2	-345.7	N.A1
Net profit margin (%)	-23.9	-432.1	N.A1
RoE (%)	N.Ap4	N.Ap4	N.A1
RoCE (%)	N.Ap5	N.Ap5	N.A1
Gearing ratio (times)	0.0	N.Ap5	N.A1
Interest coverage ratio (times)	-6.6	-4.1	N.A1

Note: Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. The financials are on consolidated basis and are reclassified as per CRISIL standards

1: NA – Not available as the latest financials available for the company are as of fiscal 2022

2: NA – Not available as the company does not report gross booking revenue

3: Gearing of the company is zero for the respective years as total debt is zero

4: N.Ap – Not applicable as average tangible net worth of fiscal year considered and the previous fiscal turned negative as negative net reserves exceeded paid-up equity share capital

5: N.Ap - Not applicable as average of addition of tangible net worth and debt of the company for fiscals 2020, 2021 and 2022 turned negative as negative net reserves exceeded paid-up equity share capital

EBIDTA Margin is calculated as the sum of Profit Before Tax, Interest and Finance Charges, Depreciation and Amortization divided by the sum of Total Operating Income and Total Non-Operating Income

Net Profit Margin is calculated as Profit After Tax divided by the sum of Total Operating Income and Total Non-Operating Income

Source: Company filings, CRISIL MI&A Research

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6 Competitive assessment of corporate travel players in India

Competitive assessment – Business to Business (B2B)

CRISIL MI&A has compiled profiles of key players in the corporate travel industry on the basis of gross booking revenue and operating revenue, as detailed below. Information in this section is sourced from publicly available sources, including annual reports and investor presentations of listed players, regulatory filings, rating rationales and/or company websites, as relevant.

Kindly note that the below mentioned list of players is indicative in nature and not exhaustive.

Consider the below abbreviations for the companies considered

Yatra Online Ltd: Yatra

GBT India Pvt Ltd: GBT India

CWT India Pvt Ltd: CWT India

FCM Travel Solutions India Pvt Ltd: FCM Travel Solutions India

Thomas Cook India Ltd: Thomas Cook India

Overview of players considered

Players	Year of commencement of business	Company headquarters	Key segments related to corporate travel (indicative list)	B2C travel	Employee count
Yatra Online, Inc.	2006	Gurugram, Haryana	Corporate travel management services, Meetings, Incentives, Conferences and Exhibitions (MICE), FOREX, visas, hotels etc.	✓	~1,100[3]
GBT India	2014	Delhi, India	Corporate travel management services, meetings and events, global business consulting		1,305[4]
CWT India	1998	Mumbai, Maharashtra	Corporate travel management solutions, meetings and events, travel consulting, hotel distribution services		690[4]
FCM Travel Solutions India [2]	1997	Mumbai, Maharashtra	Corporate travel management services, account management, meetings and events, consulting services	✓	997[4]
Thomas Cook India	1978	Mumbai, Maharashtra	Corporate travel services, meetings, incentives, conventions and exhibitions (MICE)	✓	7,210[4]

Note:

1. Employee count is as of FY21

2. Information for FCM Travel Solutions India is as of November 2021. Website for the B2C segment of FCM Travel Solutions India – Travel Tours – was under maintenance as on October 7, 2022

3: FY23 employee count

4: FY22 employee count

Source: Companies’ annual reports, CRISIL MI&A

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Brief profiles of key players

CWT India: CWT is a Business-to-Business-for-Employees (B2B4E) travel management platform. Through its technology, it provides businesses an efficient, safe and secure travel experience. The services of the company include travel management services, meetings and events, travel consulting services, and hotel distribution services.

FCM Travel Solutions India: FCM Travel Solutions provides business travel management services through its platform. The company is engaged in the business of providing services and developing customised solutions related to travel, tours and tourism for all types of travellers through Internet, call-centres, retail lounges and physical implants for corporate clients. FCM’s solutions include travel management, account management, meetings and events, consulting services, visa and immigration services, foreign exchange services and VIP and executive travel services.

GBT India: The company is a subsidiary of GBT Euro Travel Holdings B.V. (formerly known as American Express Euro Travel Holdings B.V.), Netherlands. GBT’s solutions include travel management services, organising meetings and events, and business travel consulting.

Thomas Cook India: Thomas Cook (India) Ltd is one of the largest integrated travel and travel-related financial services companies in the country. The brand offers a broad spectrum of services, including leisure and corporate travel, foreign exchange, insurance and MICE operations.

Operational performance for FY22

Players[6]	Gross booking revenue[1] (Rs billion)	Gross bookings on- year growth for FY22 (%)	Gross booking revenue CAGR for FY20-22 (%)	Net revenue (Rs billion)	Net revenue on-year growth for FY22 (%)	Net revenue CAGR for FY20-22 (%)
Yatra Online, Inc.	NA4	NA	NA	NA	NA	NA
GBT India Pvt Ltd	NA	NA	NA	2.0	9.7%	(9.3)%
CWT India Pvt Ltd	NA	NA	NA	0.5	11.1%	(54.7)%
FCM Travel Solutions India Pvt Ltd	8.0[3]	359.4%	(43.0)%	0.7	64.1%	(42.0)%
Thomas Cook India Ltd	NA	NA	NA	NA	NA	NA

Note: 1: Gross booking revenue is defined as the total amount paid by customers for travel services and products booked through the OTAs including taxes, fees and other charges, and is net of cancellations, discounts and/or refunds.

2: Operating income or operating revenue is defined as revenue from sale of goods or services less excise duties and other indirect taxes, plus income from activities related to core business. Financials have been reclassified as per CRISIL Standards.

NA: Not available in the annual report filings or corporate segment values not reported by the companies

3: In terms of gross booking revenues, FCM Travel Solutions India Pvt Ltd had gross booking revenues of Rs 32.3 billion in fiscal 2022. Out of this, gross revenue of Rs 24.3 billion came from foreign exchange services which have been adjusted for comparison

4: Yatra had gross booking revenue of ~42.7 Rs Billion in FY20. (The company stated the corporate travel at 50% of their gross revenues pre-covid in their Q1 FY22 earnings call).

Source: Companies’ annual reports, CRISIL MI&A

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Profitability for FY23 and FY22

Players	Type	EBIDTA[1] in FY23 (Rs million)	EBIDTA[1] in FY22 (Rs million)	EBIDTA margin[2] in FY23 (%)	EBIDTA margin[2] in FY22 (%)	Net profit margin[3] in FY23 (%)	Net profit margin[3] in FY22 (%)
Yatra Online Ltd.[4]	Consolidated	538.7	87.6	13.6%	4.0%	2.0%	(14.1)%
CWT India	Standalone	NA	(449.9)	NA	(88.2)%	NA	(90.9)%
FCM Travel Solutions India	Standalone	NA	(419.6)	NA	(28.2)%	NA	(64.2)%
GBT India	Standalone	NA	224.4	NA	11.1%	NA	4.4%
Thomas Cook India[4]	Consolidated	2,400.1	(1,330.0)	4.7%	(6.8)%	0.2%	(13.0)%

Note: Financials are reclassified as per CRISIL standards

1: EBIDTA is calculated as the sum of Profit Before Tax, Interest and Finance Charges, Depreciation and Amortization

2: EBIDTA Margin is calculated as the sum of Profit Before Tax, Interest and Finance Charges, Depreciation and Amortization divided by the sum of Total Operating Income and Total Non-Operating Income

3: Net Profit Margin is calculated as Profit After Tax divided by the sum of Total Operating Income and Total Non-Operating Income

4. Figures for Thomas Cook India and Yatra Online Ltd. are for the whole company, and not just the B2B segment. Other companies have presence mainly in the corporate segment or only in the corporate segment.

5. NA: Not available, as FY22 financials are the latest available financials for the company

Source: Companies’ annual reports, CRISIL MI&A

Break-up of gross booking revenue across segments (Rs million)

For fiscal 2022, break-up of gross booking revenue across segments is not available for the players discussed above in the B2B segment except for FCM Travel Solutions India Pvt Ltd. In fiscal 2022, the company had a total of Rs 32.2 billion in gross booking revenue. Of this, Rs 5.9 billion came from air ticketing, and Rs 1.6 billion from hotel bookings and tour packages. A majority of gross booking revenue came from selling foreign exchange with a gross revenue of Rs 24.3 billion. Others accounted for Rs 0.5 billion.

Revenue share break-up by geographical location of customers for FY22

Players	Domestic (%)	International (%)
Yatra Online, Inc.	N.A2	N.A2
CWT India	56%	44%
FCM Travel Solutions India	N.A2	N.A2
GBT India	11%	89%
Thomas Cook India	37%	63%

Note: 2: N.A: Not available since revenue segmentation by geographical location of customer is not reported

Source: Company annual reports, CRISIL MI&A

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7 Overview of tourism industry

Trend in global travel and tourism industry

Tourism industry accounted for 10.4% of global GDP in 2019, dropping to 5.5% in 2020

The industry accounted for 7.6% of global GDP in 2022 and estimated to be ~9.2% in 2023

Nations across the world announced lockdowns to contain the spread of the Covid-19 pandemic, the measures implemented worldwide shattered the travel and tourism sector. While the overall world economy fell 3.3%, travel and tourism GDP declined by a significant 50.4% to USD 4,855 billion in 2020. As of 2019, domestic travel continued to generate the majority of global travel and tourism expenditure (accounting for 71.7% of the total global spending), with the remaining 28.3% from international visitors.

While the overall world economy changed by 3.1%, travel and tourism GDP increased marginally by 4.7% to USD 7.7 trillion in 2022 and forecasted to further improve by 23.3% approximating nearly 9.2% of global GDP in 2023 (USD 9.5 trillion). As of 2022, domestic travel continued to generate most of the global travel and tourism expenditure (accounting for 78% of the total global spending in 2022, up from 72% in 2019), with the remaining 22% from international visitors (up from 28% in 2019). The domestic visitor spending increased by 20.4% in 2022, while the international spending significantly recovered with increase of 81.9% in 2022, resulting in increased share of overall spending.

The continued rise in the number of middle-class households, sustained low unemployment rates, and visa relaxations in several countries globally enabled the sector’s growth, surpassing the global economic growth for year 2022. The share of travel and tourism in global GDP increased from 5.5% in 2020 to 7.6% in 2022 due to global economic recovery. Travel and tourism share of GDP for Caribbean, Europe, the Middle East, Latin and North America and Africa regions have grown by 30%-47% in 2022, while GDP share for Asia Pacific has grown significantly by 80%-115%.

Trend in global tourism spending

Note: Total tourism spending (sum of domestic and outbound) in $ trillion has been shown at the top of each bar.

The values have been rounded off to the nearest decimal.

E: Estimated

Source: WTTC, CRISIL MI&A

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India ranked sixth globally in total tourism spending in 2021, up from ninth in 2019

India ranked sixth worldwide in total tourism spend in 2021. As a percentage of GDP, tourism spending was 6.9% in 2019 and it was 5.8% in 2021. Travel and tourism GDP fell 41.7% on-year in 2020, owing to the pandemic. It rose 43.6% in 2021.

Key countries in total tourism spending ($ billion at constant prices) and contribution to GDP in 2021 (%)

Source: WTTC, CRISIL MI&A

India’s tourism spends driven by domestic and leisure spending

Domestic tourism accounts for a dominant share in India’s overall tourism spend. In 2021, the share of domestic tourism in overall tourism spend was 94%. Further, increasing number of Indians travelling abroad for leisure and business purposes, higher ranking of Indian passport, and rising awareness about foreign tourist destinations, increased the share of outbound tourism to 18% of India’s total tourism spend, as of 2019. However, outbound spending declined considerably to USD 8.8 billion (6% share) in 2021 amid Covid-19-related travel restrictions.

In 2019, leisure spending continued to dominate with a 94% share versus 6% for business spending. However, business spending declined in 2020 because of office closures and work-from-home environment. In 2021, the share of business spending rose to 2019 levels with leisure spending at 96% and business spending at 4%.

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Trend in India’s tourism spending (business versus leisure and domestic versus outbound)

Source: WTTC, CRISIL MI&A

Overview of domestic travellers in India

Domestic travelling to grow over the next five years

Domestic tourist visits (DTV) to all states/union territories (UT) in India rose to ~1,731 million in 2022 from ~220 million in 2012, registering a 5.2% CAGR. According to the Ministry of Tourism (MoT) statistics, DTV in India declined 74% on-year to touch ~610 million in 2020. Tamil Nadu, Uttar Pradesh, Telangana, Karnataka and Andhra Pradesh accounted for ~68% of total DTV in 2020. DTV recovered to ~678 million in 2021, an increase of 11.0% over 2020. Tamil Nadu and Uttar Pradesh contributed to the highest DTV in 2021. DTV saw a very healthy increase of 155% in 2022 and reached 1,731 million.

Till 2019, DTV has seen strong growth, largely led by rising disposable income, increased air connectivity and rail travel, affordability of air travel thanks to low-cost carriers, state-level policy initiatives for tourism, and increasing room inventory across budget, mid-segment and premium hotels in the country. Other softer factors such as increase in business travel, concept of weekend getaways and shorter stays gaining popularity, ease in bookings on growing proliferation of online agents and aggregators, and rising inclination of young travellers to explore untapped tourist destinations also played a key role in strong DTV growth. Consequently, CRISIL MI&A expects DTV to grow at a CAGR of 9-11% between CY22 to CY28 and touch 3,100-3,150 million by 2028.

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DTV to all states/UTs in India (million)

Note: E: Estimated P: Projected

Source: Ministry of Tourism, CRISIL MI&A

Overview of foreign travellers in India

Foreign tourist arrivals to exhibit growth in next five years

Foreign tourist arrivals (FTA) in India declined to 6.2 million in 2022 from 6.6 million in 2012, a -0.6% CAGR. FTA registered mild growth rates of 5.2% and 3.5% in 2018 and 2019, respectively, before falling ~75% to 2.7 million in 2020 n account of the covid pandemic. FTA fell further to 1.5 million in 2021 before recovering to 6.2 million in 2022 as per provisional estimates provided by the Ministry of Tourism.

Visits by foreign nationals in India are mainly driven by leisure travel because of India’s rich cultural heritage and geographical diversity. The leisure, travel and recreation category accounted for ~58% of FTA in India in 2020, with countries such as the US, the UK, Bangladesh and Canada accounting for nearly half of the share. The business and professional category comprised ~12% share of FTA in India in 2020, down from 15% in 2019.

Medical tourism is another key driver of visits by foreign nationals in India, especially from developing nations. The share of medical tourism in FTA in India increased to ~6.7% in 2020 from 6.4% in 2019 and 2.20% in 2011. The South Asia region (consisting of Afghanistan, Bangladesh, Bhutan, Iran, Maldives, Nepal, Pakistan and Sri Lanka) accounted for over half of all medical FTA in India. The presence of relatively advanced medical facilities and specialised doctors at competitive rates versus developed countries have prompted medical tourism growth in recent years.

As a result, FTA is expected to record 13-15% CAGR over 2022-2028 and touch an estimated 13-14 million by 2028, driven by India’s cultural attractions for foreign nationals and a lower base of 2021.

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FTA in India (million)

Note: P: Projected

Source: Ministry of Tourism, CRISIL MI&A

Major countries contributing to Indian tourism

US ranked as the top source country for FTA in 2022 followed by Bangladesh

In 2022, US led the FTA in India witnessing significant recovery post decline in 2020 and 2021. Between 2016-2020,Bangladesh ranked as the top country, contributing to FTA in India. Industry sources indicate that this recent surge in tourism from Bangladesh has primarily been driven by medical tourism. Triple entry is permitted for e-medical visa and for e-medical attendant visa and extension may be granted up to six months on a case-to-case basis.

As of August 2023, e-visa facility had been extended to the nationals of 167 countries under five sub-categories - ‘e-tourist visa’, ‘e-business visa’, ‘e-medical visa’, ‘e-medical attendant visa’ and ‘e-conference visa’. All these have also been instrumental in boosting FTA in India. The number of FTA from top-10 source countries had recorded a 9.6% CAGR over 2014-2019 versus 7.3% CAGR in total FTA in India over the same period. The number of FTA from top-10 source countries recorded -2.66% CAGR between 2014 to 2022 on account of impact of covid pandemic in the years 2020, 2021.

Top-10 source countries of FTA in India in 2022

Countries	2014	2015	2016	2017	2018	2019	2020	2021	2022	CAGR (2014-22)*
US	11,18,983	12,13,624	12,96,939	13,76,919	14,55,435	15,12,032	3,94,092	4,29,860	13,73,817	2.60%
Bangladesh	9,42,562	11,33,879	13,80,409	21,56,557	22,36,383	25,77,727	5,49,273	2,40,554	12,55,960	3.65%
UK	8,38,860	8,67,601	9,41,883	9,86,296	10,28,757	10,00,292	2,91,874	1,64,143	6,17,768	-3.75%
Australia	2,39,762	2,63,101	2,93,625	3,24,243	3,18,527	3,67,241	86,758	33,864	3,69,023	5.54%
Canada	2,68,485	2,81,306	3,17,239	3,35,439	3,45,986	3,51,859	1,22,868	80,437	2,77,291	0.40%
Sri Lanka	3,01,601	2,99,513	2,97,418	3,03,590	3,53,684	3,30,861	68,646	25,989	1,77,652	-6.40%
Nepal	1,26,416	1,54,720	1,61,097	1,64,018	1,74,096	1,64,040	40,822	52,544	1,35,347	0.86%
Germany	2,39,106	2,48,314	2,65,928	2,69,380	2,73,581	2,64,973	72,558	33,772	1,24,496	-7.83%
Singapore	1,50,731	1,52,238	1,63,688	1,75,852	1,83,581	1,90,089	33,747	13,407	1,17,195	-3.10%
Malaysia	2,62,026	2,72,941	3,01,961	3,22,126	3,19,172	3,34,579	69,897	6,628	1,16,523	-9.63%
Others	35,07,099	34,74,712	37,30,815	39,57,777	42,22,972	42,48,009	10,33,712	3,93,051	16,26,327	-9.16%
Share of top 10 countries	54.30%	56.70%	57.60%	60.60%	60.00%	61.10%	62.30%	74.30%	73.73%
Grand total	76,79,099	80,27,133	88,04,411	100,35,803	105,45,449	109,30,355	27,44,766	1527114	61,91,399	-2.66%

Source: Ministry of Tourism, CRISIL MI&A

As per the estimates prepared by the Ministry of Tourism, Foreign Exchange Earnings (FEE) from tourism in India in 2022 in rupee terms were INR 1,345.43 billion as compared to 650.7 billion in 2021, registering a growth of ~107% in 2022 over 2021.

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Trend in Indian nationals’ departures from India

Indian nationals’ departures from India grew 3.5.% annually over the 2012-2022

The number of Indian nationals’ departures (IND) from India rose to 26.9 million in 2019 from 4.6 million in 2001. The strong growth in IND over the years has been driven by rising disposable incomes, rapidly growing middle class, and improving connectivity to various foreign countries. Better internet access has enhanced exposure to global tourist destinations, resulting in higher aspirations of foreign travel, especially among young travellers. Increasing preference for destination weddings in foreign locations and international travel for honeymoons is another key driver of IND, especially in recent years. However, IND from India declined 73% to 7.3 million in 2020 amid the pandemic and improved to 8.6 million in 2021. IND from India further showed robust improvement in 2022, increasing by 147% in 2022 to 21.1 million.

Major destinations for IND include the US and European countries such as the UK for leisure travel. West Asia has also been a major destination for IND as Indians travel to countries such as Saudi Arabia, United Arab Emirates, Qatar, Kuwait, and Oman for employment opportunities. Asian countries such as Thailand, Singapore and Malaysia have also emerged as preferred destinations for leisure travel, reflected in strong IND growth to these countries.

Additionally, the Indian passport is gaining strength with more number of countries allowing visa-free and visa-on-arrival access to Indian passport holders, which is expected to aid outbound leisure travel. The 2021 Passport Index (jointly published by the United Nations Development Programme (UNDP) Human Development Index and financial advisory firm Arton Capital), which ranks 199 countries based on their visa-free scores, placed India at the 72nd position in 2023 versus 77th in 2015.

Going forward, IND is expected to record a 7-9% CAGR over 2022-2028, driven by rising disposable incomes, higher number of millennial travellers opting for foreign trips, and increasing awareness on a plethora of foreign tourist destinations through growing use of social media.

IND from India

Note: P: Projected

Source: Ministry of Tourism, CRISIL MI&A

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Overview of domestic passenger volumes at top 30 airports in India

Annual domestic passenger volumes at top-30 airports grew at an 7.1% CAGR between fiscals 2012-2023

In India, annual domestic passenger volumes at the top-30 airports* increased at 7.1% CAGR, from ~114 million in fiscal 2012 to ~243 million in fiscal 2023. The annual domestic passenger volumes are largely dominated by metro airports, such as Delhi, Mumbai, Bengaluru, Kolkata, Chennai and Hyderabad. Other prominent non-metro airports include Pune, Ahmedabad, Goa, Cochin, Guwahati, Jaipur and Lucknow.

Annual domestic passenger traffic at the top-30 airports dropped to ~95 million in fiscal 2021, mainly on account of a drop in leisure and business travel originating from Tier-1/2 cities due to the pandemic-led travel restrictions. The volume has seen a rebound in FY22 by growing at 57% over FY21 levels. The volume further grew by 63% over FY22 levels in FY23 to 243 million.

Note: *Top-30 airports include Delhi, Mumbai, Bengaluru, Kolkata, Chennai, Hyderabad, Pune, Ahmedabad, Goa, Cochin, Guwahati, Jaipur, Lucknow, Bhubaneswar, Patna, Srinagar, Visakhapatnam, Indore, Bagdogra, Coimbatore, Nagpur, Chandigarh, Varanasi, Trivandrum, Ranchi, Amritsar, Raipur, Port Blair, Mangalore and Jammu.

With airport infrastructure development in smaller Tier-2 and -3 cities, many domestic carriers have started direct flights to these cities. This is expected to reduce the prominence of metro airports as hubs, and shrink their share in domestic passenger traffic. Also, due to the congestion at metro airports, new route additions are picking up steam in the non-metro space.

Further, implementation of the Regional Connectivity Scheme (RCS) has provided a fillip to growth at non-metro airports, due to the extension of air connectivity to smaller cities which were earlier inaccessible by air, thus boosting passenger volumes. On October 21, 2016, the Ministry of Civil Aviation (MoCA) launched the RCS called UDAN, aiming to improve regional connectivity through a price-capped system by providing support through infrastructure and incentives for a period of 10 years. Apart from cost incentives, the scheme also provides viability gap funding (VGF) for the price-capped seats as decided through bidding. However, the scheme is limited to airports listed in the document and to states with value-added tax (VAT) on aviation turbine fuel (ATF) less than 1%, and willing to contribute 20% to VGF.

Annual domestic passenger traffic at top-30 airports in India (million)

Note: Top-30 airports include Delhi, Mumbai, Bengaluru, Kolkata, Chennai, Hyderabad, Pune, Ahmedabad, Goa, Cochin, Guwahati, Jaipur, Lucknow, Bhubaneswar, Patna, Srinagar, Visakhapatnam, Indore, Bagdogra, Coimbatore, Nagpur, Chandigarh, Varanasi, Trivandrum, Ranchi, Amritsar, Raipur, Port Blair, Mangalore, and Jammu.

Source: Airports Authority of India (AAI), CRISIL MI&A

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Annual international passenger volumes at top-10 Indian airports logged 2.7% CAGR between fiscals 2012 and 2023

Annual international passenger volumes (defined as inbound and outbound passenger traffic on international routes) at the top-10 airports* (Delhi, Mumbai, Chennai, Cochin, Bengaluru, Hyderabad, Calicut, Kolkata, Trivandrum, and Ahmedabad) in India increased at2.7% CAGR, from ~38 million in fiscal 2012 to ~51 million in fiscal 2023. These volumes are largely dominated by the metro airports, comprising Delhi, Mumbai, Bengaluru, Kolkata, Chennai, and Hyderabad. The remaining are prominent non-metro airports that contribute significantly to international passenger volumes which include Cochin, Calicut, Trivandrum and Ahmedabad.

In fiscal 2021, annual international passenger traffic at the top-10 airports in India was reported at ~8.5 million, which fell 86% on-year. The volumes recovered to ~19 million in FY22 registering a growth of 128% over fiscal 2021. Fiscal 2023 saw a further growth of 162% and volumes reaching 51 million.

Annual international passenger traffic at top-10 airports in India (million)

Note: Top-10 airports are Delhi, Mumbai, Chennai, Cochin, Bengaluru, Hyderabad, Calicut, Kolkata, Trivandrum, and Ahmedabad.

Source: Airports Authority of India (AAI), CRISIL MI&A

Foreign travellers are increasingly looking at niche tourist destinations beyond Tier 1 cities in India, driven by religious events, such as the Kumbh Mela in Prayagraj (erstwhile Allahabad in Uttar Pradesh), and wellness travel in Kerala, Goa, and Uttarakhand. In the past few years, there has been an uptick in the number of Indian travellers from Tier 2/3 cities undertaking foreign trips for business, with smaller business hubs coming up in non-metro cities, and for leisure, driven by rising incomes and higher aspirations. With the development of airport infrastructure in Tier 2 and 3 cities, many domestic and international carriers have started direct flights on international routes to/from these cities. For instance, Air India and IndiGo started international flights connecting Chandigarh with Sharjah and Dubai, respectively, in September 2016.

Overview of airline-wise market share on domestic routes

Two new airlines commenced operations in fiscal 2023

Competition in the Indian aviation space is heating up, with incumbents such as Air India, IndiGo, SpiceJet, and GoAir challenged by new entrants such as Vistara, AirAsia India, TruJet and Star Air. The new entrants have been expanding their footprint in both trunk and new routes through direct flights. They have been able to increase their share of revenue passenger kilometer by 50% to 16% in FY22 and 17% in Q1FY23 in the domestic market up from 10% in FY19. Post the resumption of domestic services in May 2020, the newer entrants have been swifter and nimbler in deploying capacity and attracting passengers which has led to a rise in their market share despite the impact of the pandemic. The ensuing period has also seen the entrance of a newer players in the domestic space, FlyBig which is a regional operator. Akasa Air commenced operations in Q2 fiscal 2023, while Jet Airways has received the AOC from DGCA and is epected to commence services within the current fiscal. The entrance of these newer players would lead to intense competition and the market share gains of the newer entrants would be monitorable.

The passengers carried by new entrants was also on an increasing trend till fiscal 20. Covid impacted fiscal 2021 saw passenger traffic fall off a cliff for all players across. However, the share of pax carried by new entrants has risen from 9% in FY19 to 13% in FY22 and to 13% in Q1FY23. New entrants that lack strong parent support and have smaller balance sheets, have strained financials due to losses incurred in FY21 on account of the pandemic. Deccan charters has already ceased operations. Air Odisha too had exited the market within a year of commencement of operations under the Ude Desh ka Aam Naagrik (UDAN) scheme as has Air Taxi.

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Overall airline market share on domestic routes in India (%)

37.7
43.9
52.7
59.1
56.5
59.0
66.4
81.0
98.6
117.0
123.5
136.7
52.9
81.8
133.4
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
FY09: 13% 17% 18% 13% 3% 36%
FY10: 17% 17% 16% 15% 5% 29%
FY11: 20% 16% 17% 16% 6% 25%
FY12: 23% 16% 17% 17% 6% 21%
FY13: 30% 18% 17% 20% 7% 8%
FY14: 33% 18% 16% 19% 9% 5%
FY15: 38% 18% 16% 15% 9% 4%
FY16: 40% 16% 17% 12% 8% 2% 2% 4%
FY17: 43% 14% 15% 12% 8% 3% 3% 3%
FY18: 41% 13% 15% 12% 9% 4% 4% 2%
FY19: 43% 12% 12% 12% 9% 5% 5% 1%
FY20: 48% 12% 0% 16% 10% 7% 7%
FY21: 53% 10% 0% 14% 8% 7% 7%
FY22: 54% 11% 0% 10% 9% 6% 9%
FY23: 55% 11% 0% 8% 8% 7% 10% 0%
FY09
FY10
FY11
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY22
FY23
Indigo
Air India
Jet Airways
SpiceJet
GoAir
Air Asia
Vistara
Others

Note: Others include airlines such as JetLite, TruJet, Air Carnival, Zoom Air, etc.

Revenue passenger kilometers (RPKM), which is defined as a product of number of fare-paying passengers and distance flown in kilometres, is a gauge of airlines’ market share and is measured in billion-kilometer. RPKM is shown at the top of each bar.

Source: Directorate General of Civil Aviation (DGCA)

Overview of market share of LCCs on domestic routes

Competitive pricing helps LCCs to have ~78% volume share

Low-cost carriers (LCCs) are airlines that offer basic service of carriage at cheaper prices. Full-service carriers (FSCs), on the other hand, charge more and offer on-board services, such as food, in-flight entertainment and other amenities. LCCs in India include IndiGo, SpiceJet, GoAir, Air Asia, and TruJet.

Over fiscals 2009-2023, combined share of LCCs in domestic passenger volumes has more than doubled from ~29% to ~78%. The surge has been primarily driven by IndiGo, which nearly tripled its share in domestic passenger volume on the back of strong fleet expansion and rapidly increasing popularity over the period.

GoAir’s share dropped marginally to 8% in 2023 from 9% in 2022 and SpiceJet’s from 10% to 8%. Air Asia India, a joint venture (JV) between Tata Sons Ltd and Air Asia Berhad, commenced operations in fiscal 2015 and managed to garner ~7% share as of fiscal 2023. GoFirst (earlier GoAir), has filed for bankruptcy and stopped operations from May 3, 2023, becoming the second Indian airline to do so in four years after Jet Airways in 2019. As of 28 April 2023, GoFirst had a total debt of Rs. 65.21 billion to financial creditors, including approximately Rs. 2,600 crores owed to aircraft lessors such as SMBC Aviation, CDB Aviation’s GY Aviation Leasing, Jackson Square Aviation, and BOC Aviation. The airline attributes its current crisis to engine suppliers Pratt and Whitney, claiming that their faulty engines caused flight disruptions and significant financial losses

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In the international segment, current fiscal is an outlier as bulk of the international services have been operated by Air India under the Vande Bharat mission which has pushed up FSCs’ share. Going forward, we expect LCCs’ share to continue to rise as they operate short-haul international services more frequently. Indian LCCs have been expanding their international operations on short-haul destinations with increasing range, possible due to induction of new-generation aircraft that possess higher range than their older counterparts.

LCC proliferation has also reduced the cost of flying. In the price-sensitive Indian market, this is leading to higher traction. Their share expanded sharply due to collapse of Jet Airways in fiscal 2020, leaving Air India as the sole FSC (Vistara is still in the infancy of its international operations).

Market share of LCCs in domestic routes in India (%)

37.7
43.9
52.7
59.1
56.5
59.0
66.4
81.0
98.6
117.0
134.9
136.7
52.9
81.8
133.4
100%
80%
60%
40%
20%
0%
FY09: 13% 13% 3% 71%
FY10: 17% 15% 5% 62%
FY11: 20% 16% 6% 58%
FY12: 23% 17% 6% 54%
FY13: 30% 20% 7% 42%
FY14: 33% 19% 9% 39%
FY15: 38% 15% 9% 37%
FY16: 40% 12% 8% 2% 38%
FY17: 43% 12% 8% 3% 35%
FY18: 41% 12% 9% 4% 34%
FY19: 43% 12% 9% 5% 30%
FY20: 48% 16% 11% 7% 18%
FY21: 53% 14% 8% 7% 18%
FY22: 54% 10% 9% 6% 21%
FY23: 55% 8% 8% 7% 22%
Indigo
SpiceJet
GoAir
Air Asia
Others

Note: i) Others comprise of smaller LCCs such as TruJet and FSCs such as Air India, Jet Airways, etc. ii) Revenue Passenger Kilometres (RPKM), measured in billion kilometres, is shown at the top of each bar in the above chart. It is calculated by multiplying the number of fare-paying passengers and distance flown in kilometres and is a gauge of the airlines’ market share.

Source: DGCA

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Review on fleet of Indian carriers

Fleet additions likely to continue for some players

Indian carriers had ~1,115 aircrafts on order as on February 16, 2023. Capacity is seen returning to pre-Covid levels in fiscal 2024 as PLF’s get back to pre-Covid levels. The fleet size has remained stagnant over the past few years.

Fleet on hand fell in fiscal 2022 as a major Indian carriers guided for a drop in its fleet this fiscal. In addition, non-payment of lease rentals resulted in repossession of some aircraft of another airline and Air India would see retirement of its older aircraft which are nearing or past their usable years. The drop in fleet comes after healthy net addition of 45-50 aircraft per year over the past 3 years.

Fleet for Indian carriers (units)

Note: E: Estimated P: Projected; FY24 numbers are projected as per pre-Covid scenario;*latest data available as of January 2023

Source: DGCA, CRISIL MI&A

Airline capacity, measured by Available Seat Kilometres (ASKs), is seen rising 40-50% on-year in fiscal 2023 to 150-170 billion kilometres, similar to pre-Covid levels of fiscals 2019 and 2020. The rise in capacity lags the passenger growth, 60-70% on-year, as PLF’s were beaten down over fiscals 2021 and 2022 and the sharper rise in passenger traffic compared to capacity will push up the PLF’s to 80-84% levels in fiscal 2023. India has traditionally been a push market where introduction of capacity leads to higher passenger numbers, as airlines start new routes and increases frequency between airports.

In fiscal 2022, airline capacity recorded a growth of 35-40% to 112.5 billion kilometres, similar to fiscal 2017 levels, led by increasing fleet utilisation. The rise in capacity was slower than passenger traffic growth which led to an increase in the load factor to 73% from pandemic impacted low of 67% in fiscal 2021. However, airline capacity was lower than pre-Covid levels due to high caseloads impacting passenger traffic and local lockdowns impacting deployment.

Airlines had slashed capacity in fiscal 2021 to match demand leading to ASK growth falling on-year for the first time since fiscal 2013 due to the grounding of Kingfisher Airlines. The capacity deployed in the domestic market halved, declining 50% to 80 billion kms, similar to fiscal 2014 levels.

Capacity is seen at 255-270 billion km by fiscal 2028, led by resumption of fleet additions which were paused due to the pandemic, rising demand from passengers as air travel picks up, along with improving connectivity led by a higher number of airports.

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8 Overview of the hospitality industry

Classification of hotels

Classification and hotel concepts

Hotels in India can be broadly classified based on:

●	Star rating

●	Location

●	Level of service

●	Theme

Hotels can be classified into luxury/premium, mid-market and budget category hotels

The Ministry of Tourism (MoT) classifies hotels in India based on star ratings as heritage hotels, five-star deluxe, five-star, four-star, three-star, two-star, and one-star. Are per CRISIL MI&A’s categorisation, luxury/premium hotels are those with a rating of five stars, five-star deluxe, and heritage hotels; mid-market hotels are those with three- and four-star ratings; and budget hotels are those with two and one star. Non-starred hotels include those awaiting classification by the MoT (i.e., hotels approved by the ministry, but not classified under any star category yet) and those that have not applied for any classification (i.e., they have received a licence from the requisite authorities, but chose not to be classified under any star category).

Classification of hotels based on star ratings

Source: CRISIL MI&A

Brands such as the Taj Group, ITC, Bharat Hotels, Marriott, Leela Group, Carlson Rezidor, and Accor operate across categories, eyeing a larger pie of the Indian hospitality industry.

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Leading hotel chains in India

Company name	Brands across luxury/premium segment	Brands across mid-market segment	Brands across budget category
Indian Hotels Company Ltd (IHCL)	Taj, Vivanta by Taj	Gateway by Taj	Ginger Hotels
ITC Ltd	ITC hotels, WelcomHotel, WelcomHeritage	Fortune Hotels	NA
East India Hotels (EIH) Ltd	Trident, The Oberoi	NA	NA
Hotel Leela Venture Ltd (HLVL)	The Leela and The Leela Palace	NA	NA
Bharat Hotels	The Lalit, Vibe By The LaLiT Traveller	The Lalit Traveller	NA
Royal Orchid Hotels	Royal Orchid	Royal Orchid Central, Regenta	NA
Concept Hospitality Pvt Ltd (CHPL)	The Fern	The Fern Residency	Beacon Hotels & Resorts
Marriott International*	Marriott Hotels and Resorts, JW Marriott Hotels and Resorts, Renaissance, Ritz-Carlton, Westin, Sheraton, W hotels, St Regis, Le Meridien	Courtyard by Marriott, Fairfield by Marriott, Four Points by Sheraton, Aloft	NA
Carlson Rezidor	Park Plaza, Radisson Blu, Radisson hotel, Radisson Red	Country Inn & Suites, Park Inn	NA
Accor	Sofitel, Fairmont, Swissotel, Pullman, Grand Mercure	Mercure, Novotel	Ibis
Lemon Tree Hotels	NA	Lemon Tree, Lemon Tree Premier	Red Fox
Park Hotels	The Park	Zone by The Park	NA

Note: *Marriott International includes Starwood Hotels; NA: Not applicable, since the company does not have properties in the segment

Source: CRISIL MI&A

●	IHCL and its subsidiaries are collectively known as Taj Hotels, Resorts and Palaces. Incorporated by Jamsetji Tata, the company opened its first property, The Taj Mahal Palace Hotel, Mumbai, in 1903. The company is among India’s largest domestic hotel companies in terms of revenue as well as room inventory. As of April 2023, Taj Hotels Resorts and Palaces operated 188 hotels (domestic as well as international) through its subsidiaries, management contracts, joint ventures (JVs) and associate companies, with a total room inventory of 21,338 rooms.

●	CHPL was started in July 1996 in Mumbai by a team of hotel consultants. CHPL sets up and operates restaurants, hotels, clubs and resorts for different owners. It provides various hotel management and operations services such as pre-opening services, post-operative services, hospitality consultancy, marketing, and ecotel services. The company operates hotels in the premium, mid-market, and budget segments under the brands The Fern, The Fern Residency, and Beacon Hotels & Resorts, respectively. It also operates independently branded hotels The Wall Street and Rodas in the mid-market segment. It operates over 100 hotels with a total room inventory of more than 5,600 rooms across its own brands and independently branded hotels across India.

●	Marriott International Inc was established in 1992. It is an American hospitality company. In September 2016, Marriott acquired Starwood Hotels & Resorts Worldwide for $13 billion. The growth momentum for the company has been through aggressive addition of inventory through management contracts and franchisee models. While they still operate under separate brands, 30 hotel brands now fall under the Marriott umbrella to create the largest hotel chain in the world. As of March 2023, Marriott International has more than 8,400 properties and 30 brands in 138 countries and territories. As of April 2023, it operates more than 27,000 rooms across 40 cities in India.

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●	In 2012, Carlson Hotels and Rezidor Hotel Group combined to form the Carlson Rezidor Hotel Group, a global hospitality and travel company. In March 2018, Carlson Rezidor Hotel Group rebranded itself as the Radisson Hotels Group. The company has more than 1,100 hotels in operation and under development globally. The group in India, currently operates more than 100 hotels across 60 cities in India where it operates under all its major brands except Radisson Collection and Prizeotel. The company is focusing on expanding the mid-scale to upscale brands in India.

●	Accor Hotels is a France-based hotel company, present in 110 countries with over 5,400 hotels and more than 705,000 rooms. Accor’s portfolio of 54 hotel brands encompasses all categories from budget to luxury. In India, it operates over 10,000 rooms across 55 hotels in more than 25 cities, under the brands Sofitel, Fairmont, Pullman, Grand Mercure, Mercure, Novotel and Ibis. The group has expanded majorly through brands like Novotel and Ibis and is mulling over bringing leisure brands like Banyan Tree and Angsana to India. Tapping MICE demand has been the focus of Accor Group in India, through world class convention centres.

●	Lemon Tree Hotels Pvt Ltd owns and operates one of the largest mid-priced hotel chains in India, under the brand name of Aurika, Lemon Tree Premier, Lemon Tree, Keys Prima by Lemon Tree, Keys Select by Lemon Tree, Keys Lite by Lemon Tree and Redfox by Lemon Tree. The first Lemon Tree Hotel was opened in Gurgaon in June 2004. In 2009, the company launched its budget hotel under the brand Red Fox in Delhi. As of July 2023, it operates in more than 8,500 rooms in more than 55 cities. It marked its international foray, with Lemon Tree hotel at Dubai. The company has forayed into the upscale segment with its new brand Aurika. In 2019, Lemon Tree hotels acquired the Indian operations of Keys portfolio (brands include Keys Prima in upper midscale, Keys Select in midscale and Keys Lite in economy segment) from Berggruen Hotels, adding another 1,677 rooms to its portfolio.

●	The Park Hotels is a collection of luxury boutique hotels in India by the Apeejay Surrendra Group. Established in 1910, Apeejay Surrendra is multi business conglomerate with interests in tea, hospitality, shipping, real estate, real estate and financial services. In 1967, the first Park hotel was launched in Kolkata. As of December 2022, it operates with around more than 1,800 rooms spread across 15 cities in India. The company has also forayed into the mid-market segment through the brand ‘Zone by The Park’. It also operates motor vessels (houseboat) in Kerala.

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Growth drivers for the Indian hospitality industry

The Indian hospitality industry is driven by demand from foreign and domestic travellers who visit the country for leisure and business purposes. Both foreign and domestic travel demand are further driven by various factors, the major ones being captured below:

Source: CRISIL MI&A

Development of Smart Cities to boost business travel

In June 2015, the Ministry of Urban Development (MoUD) laid down operational guidelines for the formulation, approval and execution of projects under the Smart Cities Mission. The mission is aimed at driving economic growth and improving the quality of life by enabling local area development and harnessing technology. The two major components of the project are area-based development and pan-city improvements. It is proposed to be funded by the central and state governments, urban local bodies, user charges and taxes, public-private partnerships (PPPs), land-based financing instruments, and municipal bonds. Assistance is also expected from the World Bank ($500 million), Asian Development Bank ($1 billion), and the National Investment and Infrastructure Fund (initial corpus of Rs 200 billion).

The cities for the project were selected over various stages from January 2016 to January 2018. The following cities submitted winning approvals across stages:

Round	Month of selection	No of cities	Cities
Round 1	Jan 2016	20	Bhubaneshwar, Pune, Jaipur, Surat, Kochi, Ahmedabad, Jabalpur, Vishakhapatnam, Solapur, Davanagere, Indore, NDMC, Coimbatore Kakinada, Belagavi, Udaipur, Guwahati, Chennai, Ludhiana, Bhopal
Fast track	May 2016	13	Lucknow, Warangal, Dharamshala, Chandigarh, Raipur, Newtown Kolkata, Bhagalpur, Panaji, Port Blair, Imphal, Ranchi, Agartala, Faridabad
Round 2	Sept 2016	27	Amritsar, Kalyan-Dombivali, Ujjain, Tirupati, Nagpur, Mangaluru, Vellore, Thane, Gwalior, Agra, Nashik, Rourkela, Kanpur, Madurai, Tumakuru, Kota, Thanjavur, Namchi, Jalandhar, Shivamogga, Salem, Ajmer, Varanasi, Kohima, Hubballi-Dharwad, Aurangabad, Vadodara
Round 3	June 2017	30	Thiruvananthapuram, Naya Raipur, Rajkot, Amaravati, Patna, Karimnagar, Muzaffarpur, Puducherry, Gandhinagar, Srinagar, Sagar, Karnal, Satna, Bengaluru, Shimla, Dehradun, Tiruppur, Pimpri Chinchwad, Bilaspur, Pasighat, Jammu, Dahod, Tirunelveli, Thoothukudi, Tiruchirapalli, Jhansi, Aizawl, Allahabad, Aligarh, Gangtok
Round 4	Jan 2018	9	Silvassa, Erode, Diu, Biharsharif, Bareilly, Itanagar, Moradabad, Saharanpur, Kavaratti

Source: Ministry of Housing and Urban Affairs, CRISIL MI&A

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The timeline for the completion of Smart City projects according to the rounds in which they were selected is given below:

●	Round 1 cities – fiscals 2020 to 2021

●	Round 2 cities – fiscals 2020 to 2022

●	Round 3 cities – fiscals 2021 to 2022

●	Round 4 cities – fiscals 2021 to 2023

As of 21st July 2023, the mission has around 8,020 projects of which 5,966 projects (~74% by volume) worth Rs 1.1 trillion (~61% by value) are completed. This mission is expected to increase commercial activity and boost business travel in these cities, which, in turn, will drive the hospitality industry.

Government policies key to hospitality sector’s growth

The government has taken the following steps to promote travel and tourism in the country:

●	Development of tourism infrastructure via schemes such as Swadesh Darshan, Pilgrimage Rejuvenation and Spiritual, Heritage Augmentation Drive (PRASHAD), Adopt a Heritage, and Special Tourism Zones (STZ). These are focused on improving overall tourism infrastructure in the country and bringing it on par with international standards, which will help attract both domestic and foreign tourists

●	Facilitative visa regime is a pre-requisite for increasing inbound tourism. The MoT engages with the Ministry of Home Affairs and Ministry of External Affairs to achieve this. As of September 2021, e-visa facility was extended to 156 countries under five sub-categories — e-tourist visa, e-business visa, e-medical visa, e-medical attendant visa and e-conference visa.

●	RCS-UDAN was introduced with the main objective of facilitating regional air connectivity by making air travel affordable. Towards this end, the central government, state governments and airport operators offer concessions to reduce the cost of operations of airlines and financial support to meet gaps, if any, between the cost of operations and expected revenue on such routes. Under the RCS-UDAN-3, 46 tourism routes got air connectivity. These included iconic sites, of which eight routes have been operationalised to date. This is expected to have a cascading effect on the hospitality industry.

The government has also taken the following steps to support the hospitality sector:

●	The Goods and Services Tax (GST) Council announced a cut in tax rate on hotel room tariffs, a move aimed at giving a boost to the hospitality sector. The GST rate on hotel rooms with tariffs of up to Rs 7,500 per night has been cut to 12% from the existing 18%. Similarly, tax on rooms tariff above Rs 7,500 has been slashed to 18% from the existing 28%. There will be no GST on room tariffs below Rs 1,000 per night. GST on restaurants and eateries has been brought down to 5%, irrespective of whether they are air-conditioned or not.

●	As of now, there are 46 institutes of hotel management or IHMs (21 central and 25 under states) and 14 food-craft institutes which have come up with the support of the ministry.

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Challenges for the Indian hospitality industry

The Indian hospitality industry also faces certain challenges. Some of them are illustrated below.

Source: CRISIL MI&A

Hotel industry is cyclical in nature

The hospitality sector is cyclical in nature. During positive cycles, the industry witnesses periods of sustained growth and healthy average room rates (ARR) and occupancy rates (OR). This trend continues until the economy undergoes a downturn or when there is excess supply in the sector. Mirroring the economic climate, usually, occupancy rates begin to decline when recession sets in, which is followed by a decline in ARR. During the recovery phase, occupancy rates start to move up. Subsequently, ARR also start increasing.

Business destinations are more sensitive to macroeconomic factors i.e., RevPAR growth in business destinations is more sensitive to macroeconomic indicators such as GDP growth. On the other hand, Leisure destinations are more sensitive to non-economic factors such as terror attack and health related travel warnings.

During the fiscal 2020, aggregate RevPAR at business and leisure destinations tracked by CRISIL MI&A is estimated to have grown by approximately 0-2% (on year) supported primarily by growth in room rates, with parameters worsening from second half of February/first half of March for hoteliers due to advent of covid & related restrictions.

For fiscal 2021, RevPAR declined by around ~61% at business and leisure destinations tracked by CRISIL MI&A due to the advent of the pandemic & related restrictions. A sharp rebound in RevPAR was witnessed in fiscal 2022 to the tune of around 70-75%. In both the fiscals it was observed that while corporate travel picked up only marginally, leisure travel rebounded quickly whenever covid caseload were under control. Fiscal 2023 saw RevPAR crossing pre-Covid levels for business as well as leisure destinations. Strong growth was observed in both business and leisure segments, both registering a growth of over 60%.

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E: Estimated; P: Projected

Note: Average room rate (ARR) is defined as the average rate paid for rooms sold and is calculated by dividing total room revenue by number of rooms sold during a given period. (ARR = Room Revenue / Rooms Sold)

Occupancy rate (OR) is defined as the percentage of rooms sold out of total available rooms during a given period.

(OR = Rooms Sold / Rooms Available)

Revenue per available room (RevPAR) is defined as the total room revenue divided by the total number of available rooms. RevPAR is calculated as a product of average room revenue and occupancy rate. (RevPAR = ARR * OR)

Business destinations include Ahmedabad, Bengaluru, Chennai, Hyderabad, Kolkata, Mumbai, NCR, and Pune.

Leisure destinations include Agra, Goa, Jaipur, and Kerala.

Source: CRISIL MI&A

Leisure travel is highly seasonal, even as business travel is fairly immune to seasonality

The aspect of seasonality in tourism is another challenge. The nature of demand in the hotels industry is seasonal. However, the trend in ORs shows a significant variation in business and leisure destinations. Though the peak season (January-March) is the same for both business and leisure destinations, the two segments exhibit a markedly different behaviour during the rest of the year. Business destinations maintain relatively constant ORs (albeit 5-10% lower than the January-March period) from April to November. However, ORs show a month-on-month decline in business destinations in December, as this coincides with the international holiday period. Demand for hotel rooms in business destinations is generally concentrated around weekdays. As a result, ORs are usually lower on weekends. On the other hand, leisure destinations witness low ORs (55-70%) during May-September, because of unfavourable weather conditions (hot, humid and rains), while OR is good (above 70%) during December on favourable weather. This is also reflected in a dip in FTAs during April-September (since summer typically begins around April in India) and a subsequent pick-up from October until March.

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Occupancy rates in the hotel industry (%)

Occupancy rates in the hotel industry (%)

(%)
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
62.8
62.1
60.2
61.9
62.5
65.6
66.8
62.7
61.2
31.2
49.9
71.4
61.9
60.1
58.5
59.4
61.8
63.5
64.5
66.1
64.9
31.5
50.2
67.7
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY22
FY23E
Business destinations
Leisure Destinations

Note: Hotel companies operating in the premium and mid-market categories were considered for the analysis.

Business destinations include Ahmedabad, Bengaluru, Chennai, Hyderabad, Kolkata, Mumbai, NCR, and Pune.

Leisure destinations include Agra, Goa, Jaipur, and Kerala.

Source: CRISIL MI&A

High land cost a deterrent for budget and mid-market hotels

The hotel industry is very capital-intensive. However, overall cost depends on the locality in which the hotel is constructed, since land cost plays a significant role in the overall cost of construction. Industry estimates indicate land costs form 25-30% of overall project cost and could be even higher in metros and Tier-I cities. Land ownership and title issues are also a major challenge faced by the industry. This acts as a deterrent, especially for budget and mid-market hotels, which could take longer to break even.

Talent pool remains an issue due to the shortage of skilled staff

Shortage of trained and experienced staff remains a major concern for the hotel industry. Rapid expansion by hotel chains has outpaced demand for the requisite talent pool over the past few years and the scenario is expected to continue in the short-to-medium term. This has prompted hotel chains, such as Taj, ITC and Oberoi, to operate their own training institutes or vocational programmes. Additionally, employee costs across guest services, housekeeping and kitchen management, along with managerial positions, form a major share of a hotel’s operating costs and these are independent of occupancy levels.

Emergence of alternative accommodation options could pose a threat in the long term

The past few years have seen the emergence of several alternative accommodation options, which are gaining traction among travellers. Travellers, especially urban millennials, are increasingly looking at homestays, self-catering villas, camps, and farmhouses as alternatives to conventional hotel rooms in a bid to experience the authentic culture and cuisine of a destination. Many such places also offer related activities, such as farming, fruits or vegetable picking, and pottery, which add to the authenticity. Typically, such alternative accommodations are also economical compared with hotel stays. Moreover, reviews on social media platforms and online travel portals have also played a role in popularising such options and tackling the issue of safety and security at the same time. Several online travel portals have come up to cater exclusively to these experiences, indicating the growing popularity of such options.

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Another popular concept is Airbnb, which allows homeowners to host travellers in their houses for a price. Many young travellers are choosing Airbnb to get a taste of local culture. Couchsurfing, which allows travellers to find free-of-cost accommodation at the homes of like-minded travellers, is also fast gaining popularity as an option to experience local culture while networking with people of similar tastes.

Even though most of these options are still at a nascent stage in India, they may pose a challenge to the more formal hotel industry in the medium-to-long term.

Market size of the organised and branded hotel industry in India

Organised and branded hotel industry to grow at 7.0-8.0% CAGR from fiscals 2023-28

CRISIL MI&A projects the market size of the organised Indian hotel industry (includes premium, mid-market and budget hotels, but excludes other budget accommodation such as apartments, villas, hostels and lodges) to be Rs 800-820 billion in fiscal 2023. The industry has grown at 6-7% CAGR over fiscals 2017-23, tackling the market contraction due to the pandemic.

Over fiscals 2017-23, budget and mid-market hotels witnessed growth on account of better occupancy rates in spite of rising room inventories. The improving economic scenario and rising incomes led to a rise in the number of domestic travellers visiting various states and union territories (UTs) in India, and increasing awareness about Indian tourist destinations further helped growth. Moreover, as OTAs and aggregators gained popularity, visibility, especially for budget and mid-market hotels, increased. Competitive prices for hotel rooms offered by these agencies resulted in improved occupancy rates in these segments. The boom in the number of mobile subscribers and internet users, following availability of data at cheap tariffs, allowed domestic travellers to compare hotels and prices efficiently. These factors have led to the budget and mid-market segment growing at 4-5% CAGR from fiscals 2017-23.

Similarly, the premium-hotels segment (CRISIL MI&A has included heritage hotels in the premium hotel segment for this assessment) grew at 7.5-8.5% CAGR over the period, driven by economic growth, an uptick in business travel from large corporates, and growth of foreign tourist arrivals in India. During fiscal 2023, the premium-hotels industry witnessed higher demand growth versus supply addition (which stood at 10-12% on-year), leading to improved occupancy rates. Demand improved in business destinations despite supply additions due to improving economic conditions, ease of doing business and increasing business travel.

Over fiscals 2023-28, the premium segment is expected to clock 7-8% CAGR. Premium hotels in popular or niche tourist destinations are also being looked at as venues for destination weddings, thereby addressing seasonality in demand. Upcoming Grade A commercial spaces could lead to an increase in business travel to these locations from large corporates and multinational companies (MNC); premium hotels in tourist destinations are also preferred for MICE tourism by large corporates. During the period, budget and mid-market hotels are expected to grow at 6.5-7.5% CAGR, accompanied with moderate expansion in room supply.

The overall organised hotel industry is expected to grow at 7-8% CAGR from fiscal 2023-28, to become ~1.4 times of its size in fiscal 2023.

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Note: E: Estimated; P: Projected

Source: CRISIL MI&A

Share of the premium segment in the hotel industry

Premium-hotel demand to clock 7.0-8.0% CAGR between fiscals 2023 and 2028

CRISIL MI&A estimates demand for premium hotels will grow at 7.0-8.0% CAGR over fiscals 2023-28. Growth in this segment is expected on account of an uptick in leisure travel, corporate travel, and domestic and foreign tourism. Successive waves of the pandemic are expected to have relatively lesser impact as compared to the initial waves, a trend which was witnessed during the omicron.

Segment-wise share of organised and branded hotel industry in India (%)

Note: Market size (in Rs billion) of organised and branded hotels in India is shown at the top of each bar.

Note: E: Estimated; P: Projected

Source: CRISIL MI&A

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Room inventory in the budget, mid-market and premium hotel segments

Room addition to remain moderate in the budget hotel segment over the medium term

As of fiscal 2023, the budget segment of hotels makes up for more than half of the total room inventory of the hospitality industry in India. Room inventory in the budget hotel segment grew at 3.5-4.5% CAGR between fiscals 2017 and 2023, driven largely by an increase in the number of domestic travellers visiting various states/union territories for leisure. Room supplies also grew on account of demand from business travel, especially among mid and small-sized companies. The share of the budget segment in total room inventory across hotel segments is estimated to have fallen from 51-53% in fiscal 2017 to 49-51% in fiscal 2023.

Budget hotel room inventory is expected to increase at a slower pace of 1.0-2.0% CAGR between fiscals 2023 and 2028, with hotels looking to improve occupancy levels amid a growth in demand from leisure travellers and budget business travellers alike. Further, the popularity of workcation, weekend breaks and staycation is expected to sustain and translate into demand for the budget hotel segment.

Supply addition of mid-market hotels to grow more than budget hotels, clocking 1.5-2.5% CAGR from fiscals 2023-28

Between fiscals 2017 and 2023, room inventory in the mid-market segment grew at 4.0-5.0% CAGR, since mid-market hotels and hotel chains expanded aggressively to compete with premium segment hotels. Expansion was also targeted in Tier 2 and 3 cities as business and leisure travel to these cities rose. The room inventory growth is expected to have been driven by hoteliers looking to provide value-for-money options to leisure and business travellers looking for a premium experience. Mid-market hotels are also adding room supply to cater to the growing preference of middle-income customers for premium options, arising out of their increasing affluence.

Between fiscals 2023 and 2028, room inventory in mid-market hotels is expected to increase at a comparatively slower 1.5-2.5% CAGR, as mid-market hotel operators aim to enhance their occupancy rates in the light of significant inventory levels. Consequently, the share of the mid-market segment in total room inventory is expected to slightly increase to 27-29% in fiscal 2028.

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CAGR (FY17-23):
Budget hotels: 3.0-4.0%; Mid-market hotels: 4.0-5.0%; Premium hotels: 4.0-5.0%
CAGR (FY23-28):
Budget hotels: 1.0-2.0%; Mid-market hotels: 1.5-2.5%; Premium hotels: 2.0-3.0%
51-53%
26-28%
19-21%
210-230
105-115
75-95
245-265
130-140
85-105
245-265
130-150
85-105
250-270
135-145
90-110
260-280
140-160
100-120
49-50%
27-29%
21-23%
280-300
155-175
120-130
FY17
FY20
FY21
FY22
FY23E
FY28P
Room inventory in budget hotel segment (in thousands)
Room inventory in mid-market hotel segment (in thousands)
Room inventory in premium hotel segment (in thousands)

Note: Value at the top of bar represents share of the respective segment in room inventory across hotel segments in India.

Note: E: Estimated; P: Projected

Source: CRISIL MI&A

Proportion of hotel bookings made online

Share of online hotel bookings to improve to 35-40% over the next five years

CRISIL MI&A defines online bookings of hotels to include the following:

●	Bookings made through captive websites of standalone hotels/hotel chains

●	Bookings made using global distribution systems (GDS, which is a worldwide network of electronic reservation systems used by hotels and buyers to provide and avail of booking services)

●	Bookings made using central reservation systems (CRS, which are computerised reservation systems that store and distribute information of room rates and availabilities for further transmission to sales channels)

●	Bookings made via online travel agencies and online aggregators

The share of online bookings has improved and is estimated to account for 30-35% share in total hotel bookings as of fiscal 2023. A rapid rise in internet penetration and smart phone usage, coupled with availability of cheap data packs for internet surfing, have brought about a behavioural change with Indian consumers becoming more comfortable with digital communication. Tech-savvy youngsters are increasingly becoming comfortable with the ease, speed and safety offered by online bookings. Proliferation of online payment platforms, along with lucrative discounts from banks, are encouraging customers to opt for digital transactions. On the supply side, most of the big hotel brands and chains have moved to the online platform via captive websites to target the millennials. Increased visibility offered by OTAs and aggregators, especially for smaller hotel chains and independent hotels, has also helped improve the share of online bookings. Among online channels, OTAs currently constitute a major share compared with captive websites of hotels, largely on account of the convenience offered in terms of comparison and competitive rates. User-generated reviews and visual previews of available options also aid customers in decision-making, thus adding to the convenience provided by OTAs.

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However, there is still a significant supply, especially among the mid-market and budget hotel segment, which is yet to become available online. Also, a large part of business travel bookings, which form a key segment for the hospitality industry, continues to be dominated by offline bookings. Corporates, especially the mid and small-sized ones, prefer offline booking channels for negotiating rates, rescheduling and cancellations, and customer support. As a result, offline bookings still hold a 65-70% share in overall hotel bookings.

Going forward, the share of online bookings is expected to reach 35-40% by fiscal 2028, led by leisure travel with OTAs garnering a majority share. Growth in online hotel bookings will be driven by continued rapid adoption of smartphones and digital transactions, rising customer base of OTAs due to attractive offers and incentives, and a higher share of young travellers who are more comfortable with online bookings. Offline bookings, especially for the corporates segment, is expected to dominate even as its share drops to 60-65% of overall hotel bookings in fiscal 2028.

Share of online bookings in overall hotel bookings (%)
CAGR (FY17-23):
Online: 14.5-15.5%; Offline: 3.0-4.0%
CAGR (FY23-28):
Online: 10.5-11.5%; Offline: 5.0-6.0%
Rs 550-570 Bn
Rs 720-740 Bn
Rs 300-320 Bn
Rs 520-540 Bn
Rs 800-820 Bn
Rs 1,130-1,170 Bn
80-85%
72-77%
68-73%
67-72%
65-70%
60-65%
15-20%
23-28%
27-32%
28-33%
30-35%
35-40%
FY17
FY20
FY21
FY22
FY23E
FY28P
Online bookings (%)
Offline bookings (%)

Note: Market size (in Rs billion) of organised and branded hotels in India is shown at the top of each bar.

Note: E: Estimated; P: Projected

Source: CRISIL MI&A

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Proportion of hotel bookings through mobile phones

Share of online hotel bookings through mobile phones estimated at 67-72% as of fiscal 2023

Online booking of hotels is typically made using desktops, laptops, tablets, and mobile phones by accessing websites or applications. CRISIL MI&A has defined bookings via mobile phones to include those via websites and applications.

As per industry interactions, nearly 20-25% of online hotel bookings were made through mobile phones, 6 to 8 years ago, while online bookings made through other devices made up for the remaining 75-80%. In fiscal 2014, penetration of mobile data was very low, with most mobile users using slow 2nd generation (2G) connections (~186 million as of March 2013) and a relatively smaller mobile subscriber base using 3rd generation (3G) data connections (~47 million as of March 2014). Moreover, fewer mobile handsets were optimised for website or application-viewing due to small screen sizes and lower screen resolutions. Mobile application usage was at a nascent stage due to a higher share of feature phones compared with smartphones, which were relatively expensive. As a result, the number of hotel bookings made on mobile websites or applications was restricted to a relatively smaller share of total online bookings of hotels.

Over the past 6-8 years, however, technological advancements have enhanced the features and screens of smartphones, leading to an optimum viewing experience. The launch of 4th-generation (4G) data in 2016 at cheap prices by Reliance Jio forced other incumbents to lower their data tariffs to stay competitive, resulting in a price war that increased the affordability of 4G data for mobile subscribers. The availability of cheap mobile data, coupled with the entry of multiple Chinese players offering feature-rich smartphones at affordable prices, boosted the 4G subscriber base to an estimated 470-480 million by fiscal 2019 from a mere 8 million in fiscal 2016. At the same time, mobile users, particularly the tech-savvy young population, grew comfortable with mobile application usage, largely due to improving user experience and the convenience of digital transactions, which picked up pace after demonetisation. Finally, companies also started focussing on providing user-friendly applications as technology improved. All these factors led to the share of mobile bookings in online hotel bookings jumping to 67-72% in fiscal 2023, even as the share of other devices dropped to 28-33%.

Going forward, with a substantial increase in the number of smartphone users, customers are more likely to prefer using mobile applications for hotel bookings. In addition with increase in 5G subscriber base going ahead, the share of mobile online hotel bookings is expected to rise to 71-76% in fiscal 2028, even as the share of other devices falls to 24-29%.

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Share of online hotel bookings (%) made through mobile phones

Note: E: Estimated; P: Projected

Source: CRISIL MI&A

Split in hotel bookings made online by tier 1, 2 and 3 cities

Share of tier 2 and 3 cities in online hotel bookings set to rise

As per the 7th Pay Commission, the Ministry of Finance has classified cities into X, Y, and Z categories for the purpose of house rent allowance (HRA). They are cities with a population of more than or equal to 5 million, between 0.5 million and 5 million, and less than 0.5 million, respectively, based on Census 2011. For the purpose of this study, CRISIL MI&A has considered X, Y and Z category cities as tier 1, 2 and 3 cities, respectively.

Based on industry interactions, tier 1 cities accounted for 80-85% of online hotel bookings on a pan-India level six to eight years ago as higher customer awareness about the benefits of online bookings encouraged tier 1 city hotels to list their inventory online. Customers from tier 1 cities were using online platforms provided by hotels, online travel agencies, and aggregators for online bookings. In contrast, hotels in tier 2 and 3 cities continued to operate largely via offline mode, lacking comfort in dealing with OTAs and other online aggregators. This was especially true in the case of smaller and independent branded hotels. Moreover, a majority of their clientele also preferred the offline mode for bookings. Limited internet connectivity, higher tariffs, and lower usage of smart phones and laptops/desktops compared with metro cities acted as barriers for hotels in tier 2 and 3 cities to list their inventories online. Consequently, the share of tier 2 and 3 cities together was limited to 15-20% of online hotel bookings.

However, factors such as increased 4G coverage, affordable handsets, and low wired broadband infrastructure penetration in rural areas will drive 4G addition. Reliance Jio’s (a 4G-only telco) plan to launch affordable 4G and 5G handsets will also support 4G data subscriber growth. With telcos expanding 4G services in rural areas in a focussed and aggressive manner, their subscriber base has grown rapidly in recent times. While the growth in urban areas is expected to slow, that in rural areas, where penetration remains low, is expected to drive overall growth. These factors have pushed up the combined share of tier 2 and 3 cities in online bookings to 37-42%, as of fiscal 2023, even as the share of tier 1 cities has fallen to 58-63%.

A further improvement in internet penetration, coupled with rising disposable incomes and growing business travel in tier 2 and 3 cities, is expected to push their combined share of online bookings up to 40-45% in fiscal 2028, even as the share of tier 1 cities drops to 55-60%.

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Tier-wise split of online hotel bookings (%)

Note: Market size (Rs billion) of online bookings in organised and branded hotels in India is shown at the top of each bar.

Note: E: Estimated; P: Projected

Source: CRISIL MI&A

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9 Government initiatives

India ranked 54th in Travel and Tourism Competitiveness Index 2021

The Union Ministry of Tourism (MoT) is responsible for marketing and promoting India as a premier tourist destination inside the country and abroad. Towards this end, it formulates programmes and schemes, devises growth-oriented policy measures, and coordinates with private and government agencies. It is augmenting tourism infrastructure, easing visa regime, assuring quality service by industry players, and promoting sustainable tourism to make India a tourist destination throughout the year.

Globally, the country has been consolidating its position as an important tourism destination. In the Travel and Tourism Competitiveness Index 2019 of the World Economic Forum, a global ranking, India improved its position to 34, jumping 18 spots from 52 in 2015. India (40th to 34th) had the greatest improvement over 2017 among the top 25% of all countries ranked in the report. However, as of the 2021 report, India’s rank has dropped to 54th.

Key government initiatives for tourism

Over the years, the ministry has undertaken several initiatives to promote tourism in the country, at the national as well as global levels. Some of them are as follows:

National Tourism Policy 2002

National Tourism Policy 2002 aims to position tourism as a major engine of economic growth

A national policy on tourism was first formulated and presented in the Parliament in 1982, highlighting the importance of the sector for the country. Later in 2002, a National Tourism Policy (NTP) was introduced. The policy sought to enhance the employment potential of the tourism sector and foster its integration with other sectors. A new draft National Tourism Policy was formulated in 2015, taking into account latest global developments and advancements that have had a strong impact on the sector. However, this is yet to be approved.

Salient features of the new draft policy

●	Focus on employment generation and community participation in tourism development

●	Stress on developing sustainable and responsible tourism

●	Development of the sector through linkages with various ministries, departments, states/UTs and stakeholders

●	Vision is to position India as a ‘must experience’ and ‘must re-visit’ destination for global travellers, while encouraging Indians to explore their own country

●	Development and promotion of varied tourism products, including the culture and heritage of the country, as well as niche products such as medical and wellness, MICE, adventure, and wildlife

●	Development of core infrastructure (airways, railways, roadways, waterways, etc.) and tourism infrastructure

●	Development of quality human resources in the tourism and hospitality sectors, across the spectrum of vocational to professional skills development and opportunity creation

●	Creation of an enabling environment for investment in tourism and tourism-related infrastructure, with an emphasis on technology

●	Focus on domestic tourism as a major driver of the sector’s growth

●	Focus on promotions in established source markets and potential markets, with targeted and country-specific campaigns

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With the MoT promoting niche tourism products, new destinations such as Bekal, Mahabalipuram and Puducherry have emerged as tourist attractions. With the advent of such destinations, the need for quality hospitality is also fast evolving. This is encouraging branded hospitality companies to set up new properties in such destinations. This is expected to augur well for the overall travel and tourism industry in the medium to long term.

Incredible India 2.0 campaign

Incredible India 2.0 campaign focussing on niche tourism products, including wellness, yoga, luxury. and cuisine

The ‘Incredible India’ campaign was launched by the MoT in 2002 to promote the country as a popular tourist destination among the global travellers by showcasing different aspects of Indian culture, including yoga and spirituality. The campaign also sought to bring in a professional touch in tourism promotion by integrating communication strategies. In 2008, the ministry launched the ‘Atithi Devo Bhava’ campaign. The audience of this campaign was the domestic population. It sought to create awareness about the need for good behaviour and etiquette when engaging with foreign tourists. It complemented the Incredible India campaign.

In September 2017, the ministry launched the ‘Incredible India 2.0’ campaign, which shifted the focus from generic promotions to specific, theme-based ones such as spiritual, medical and wellness tourism. The schemes under the Incredible India 2.0 campaign include the UDAN scheme, Bharatmala and Sagarmala projects, and the Holistic Island Development plan that focuses on the Andaman & Nicobar (A&N) and Lakshadweep islands. This creates jobs for the islanders and increases connectivity through infrastructure projects. The ‘Find the Incredible You’ campaign won the Pacific Asia Travel Association (PATA) Gold Award 2019.

In June 2018, the MoT revamped the Incredible India website, showcasing the country as a holistic destination for spirituality, heritage, adventure, culture, yoga, and wellness. The website is fully responsive with mobile phones, and is easy to navigate on a wide range of web browsers and portable devices.

Swadesh Darshan

Rs 55.2 billion sanctioned for projects as per fiscal 2022 Ministry of Tourism annual report

In January 2015, the ministry launched the Swadesh Darshan scheme for integrated development of five theme-based tourist circuits, namely Himalayan Circuit, North-East Circuit, Krishna Circuit, Buddhist Circuit, and Coastal Circuit. By 2017, 10 more thematic circuits were introduced, taking the total to 15.

As per the fiscal 2022 annual report of Ministry of Tourism, the ministry has sanctioned a total of Rs 55.2 billion for 76 projects across 13 themes and 30 states/UTs under the scheme. The respective amount released is Rs 44.2 billion.

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Dekho Apna Desh initiative and Vibrant Villages Programme (VVP)

The MoT initiated the “Dekho Apna Desh” initiative and the purpose of these webinars is to promote various tourism destinations in India, shedding light on both lesser-known locations and hidden facets of popular destinations. These webinars showcase the rich culture, heritage, handicrafts, and cuisine of the destinations, in addition to highlighting the tourist spots. The initiative aims to unveil the unexplored aspects of India to its citizens, inspiring them to embark on travels. The Ministry of Tourism has curated a collection of all the webinars, and their YouTube links are available on the Incredible India Social Media handles. These webinars have been ongoing since 14th April 2020, and a total of 165 sessions have been conducted as of November 2022.

The Government included tourism infrastructure and amenities in the “Vibrant Villages” Programme (VVP) to boost tourism in border villages, fostering economic growth and development. Approved on 15th February 2023, the VVP is a Centrally Sponsored Scheme that focuses on comprehensive development in select villages across 46 blocks in 19 districts neighbouring the northern border in states like Arunachal Pradesh, Himachal Pradesh, Sikkim, Uttarakhand, and the Union Territory of Ladakh. The program encompasses various interventions, such as promoting tourism, preserving cultural heritage, fostering skill development and entrepreneurship, and enhancing cooperative societies in agriculture, horticulture, and medicinal plant cultivation. Additionally, it aims to provide essential amenities like road connectivity, housing, village infrastructure, renewable energy solutions, and television and telecom connectivity to previously isolated villages. The VVP’s ultimate goal is to create compelling incentives for residents to thrive in the selected villages.

Pilgrimage Rejuvenation and Spiritual, Heritage Augmentation Drive (PRASHAD)

Rs 12.14 billion sanctioned as of December 2021

In fiscal 2015, the ministry launched the Pilgrimage Rejuvenation and Spiritual, Heritage Augmentation Drive (PRASHAD) scheme to develop tourism infrastructure in the country. Various sites, such as Ajmer (Rajasthan), Amritsar (Punjab), Amaravati (Andhra Pradesh), Dwarka (Gujarat), Gaya (Bihar), Kedarnath (Uttarakhand), Kamakhya (Assam), Kanchipuram (Tamil Nadu), Mathura (Uttar Pradesh), Puri (Odisha), Varanasi (Uttar Pradesh). and Velankani (Tamil Nadu). were brought under the scheme.

After discontinuation of Heritage City Development and Augmentation Yojana (HRIDAY) of the Ministry of Housing and Urban Development, the projects for development of heritage destinations were brought under the PRASHAD scheme. Accordingly, the scheme’s guidelines were modified. It was also renamed as the National Mission on Pilgrimage Rejuvenation and Spiritual, Heritage Augmentation Drive or PRASHAD in October 2017.

Under PRASHAD scheme, 57 sites have been identified at present in 29 states/UTs for development. Since the inception of the scheme, an amount of Rs. 12.1 billion has been sanctioned for 37 projects in 24 states. The respective amount released for the same is Rs 7.57 billion

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Adopt a Heritage

As of December 2021, 29 MoUs have been signed under the scheme

The initiative was launched in September 2017 and is a collaborative effort between the MoT, Ministry of Culture, Archaeological Survey of India (ASI), and state governments/UTs. Under the scheme, the government invites public sector and private sector companies and individuals to become ‘Monument Mitras’ and adopt heritage sites to develop amenities and facilities at these sites. The ‘Monument Mitras’ will construct, landscape, illuminate and maintain activities related to provision and development of basic and advanced tourist amenities at the adopted site. 29 MoUs have been signed under this programme as of December 2021. This includes 27 sites and 2 technological interventions across India.

Special focus on the north-east region

North-east India has huge potential for tourism

The MoT provides special financial assistance to the north-east states (Arunachal Pradesh, Assam, Manipur, Meghalaya, Mizoram, Nagaland, Tripura, and Sikkim) for development of tourism infrastructure, promotion of fairs/ festivals and tourism-related events in the region, information technology-related projects, publicity campaigns, market development assistance, human resource development, market research, etc. Some of the initiatives the MoT has taken for the region are as follows:

●	Regular familiarisation (FAM) tours to the north-east for travel and media representatives from overseas

●	Domestic campaigns to promote tourism in the region

●	International Tourism Mart organised annually to highlight the tourism potential in the region

●	As of April 2019, the government is developing Majuli Island in Assam as a world heritage tourist resort to attract domestic and foreign tourists

●	In October 2018, the Ministry of Development of North Eastern Region (DoNER) launched North-East Tourism application to facilitate a single-point portal for information about the region

Tourism-related initiatives under Swachh Bharat Mission

The MoT undertook the Swachhta Action Plan for fiscal 2022, implemented by the Indian Institute of Tourism and Travel Management, Gwalior. In fiscal 2022, the ministry carried out Swachhta Action Plan activities via video conference through webinars, audiovisuals, etc., at 55 sites in 12 states/UTs to create awareness among school / college students and stakeholders of tourist centres.

Statue of Unity

Inaugurated in October 2018, the statue of Sardar Vallabhbhai Patel, also known as Statue of Unity, is situated in Gujarat’s Narmada district. It is the tallest statue in the world at 182 metres. The project, which is well-connected to expressways and the rail system, is estimated to have been visited by an average of over 12,000 tourists every day during its inauguration month, as per media reports, quoting government spokespersons. The statue is expected to boost the tourism and hospitality industry in the state.

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E-visa

As of 2020, e-visa facility was available to nationals of 171 countries, restored for 156 countries as of September 2022

In order to make travelling to India easier, the Government of India introduced the tourist visa on arrival (TVOA) scheme in January 2010 for citizens of Finland, Japan, Luxembourg, New Zealand, and Singapore. A year later, the scheme was extended to six more countries - Cambodia, Indonesia, Laos, Myanmar, the Philippines, and Vietnam, taking the total number to 11.

The scheme was aimed at attracting foreign tourists by encouraging them to plan tours to India even at short notice. For the grant of TVOA, tourists from the 11 countries were required to fill a simple visa application form on arrival at designated airports.

TVOA also allowed group visas, under which foreign tourists arriving in groups of four or more, sponsored by MoT-approved Indian travel agencies and with a pre-drawn itinerary, were granted collective landing permit for a period not exceeding 60 days, with multiple entry facilities.

In September 2014, the government launched tourist visa on arrival enabled by electronic travel authorisation (TVOA-ETA) for 46 countries to facilitate short-duration international travellers. The facility allowed online pre-authorisation of visa, which was handed to tourists on arrival. TVOA-ETA was single-entry visa valid for 30 days.

The nomenclature TVOA-ETA, though, led to confusion, and many tourists presumed that the visa would be granted on arrival in India. Thus, the TVOA-ETA scheme was renamed e-tourist visa (eTV) in November 2014. In February 2016, 150 countries were brought under the scheme. Effective April 2017, eTV was further subdivided into three categories – e-tourist visa, e-business visa, and e-medical visa – and extended to 161 countries. As per a Press Information Bureau (PIB) release dated November 2018, two new categories of e-visa were introduced – e-conference visa and e-medical attendant visa.

As of March 2020, before Covid-19 restrictions, the e-visa scheme was applicable to citizens of 171 countries.

With the advent of e-visa facilities, the number of foreign nationals utilising the same to arrive in India has been trending up.

Trend in e-visa arrivals in India

Year	FTA in India (million)	Arrivals on e-visa (million)		Share of e-visa arrivals in FTA (%)
2014	7.68	0.04		0.5
2015	8.03	0.45		5.5
2016	8.80	1.08		12.3
2017	10.04	1.70		16.9
2018	10.56	2.37		22.4
2019	10.93	2.93		27.0
2020	2.74	0.84		30.5
2021	1.52	0.07		4.8
2022	6.19	0.6	*	9.3	*

Note: NA:Not Available, *e-visa data available only for 6 months of 2022 (Jan-June)

Source: Ministry of Tourism website, Indian Tourism Statistics

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Key government policies for hospitality sector

The hospitality sector is an important component of and a key contributor to the travel and tourism experience. To provide uniform standards of facilities and services in hotels in India, the MoT has formulated a voluntary scheme for classification of hotels across star categories, from five-star deluxe to one star, and across heritage-category hotels.

Some of the key policies related to the hospitality sector in India are:

Inclusion of ‘three star and above’ category hotels in the harmonised master list of infrastructure

The Ministry of Finance (Department of Economic Affairs) has issued the harmonised master list (HML) of infrastructure sub-sectors, which includes hotels under the category of social and commercial infrastructure. As per the October 2017 notification, under tourism infrastructure, the following have been included:

●	Three-star or higher category-classified hotels located outside cities with population of more than 1 million

●	Ropeways and cable cars

The categories included in the infrastructure sub-sectors guide all agencies responsible for supporting infrastructure in various ways, including easier access to long-term funding and lower interest rates. This is expected to provide an impetus to the development of hotel infrastructure in India.

100% FDI allowed to encourage investments in hotel infrastructure

In India, 100% FDI is permitted for all construction development projects, such as hotels and resorts, recreational facilities, city and regional-level infrastructure. Although FDI in the sector is subject to a lock-in period of three years based on certain conditions, special dispensation has been given for construction of hotels and resorts, recreational facilities, hospitals, educational institutions, special economic zones, old age homes, and investment by non-resident Indians. Further, conditions regarding minimum capitalisation and area restriction have been removed.

The hotel and tourism sector received FDI equity inflow of Rs 1,025.6billion ($16.7 billion) between April 2000 and March 2023, accounting for 2.63% share of cumulative FDI equity inflow in the country during the period.

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Year-wise trend in FDI equity inflows in hotel and tourism sector

Source: Department of Industrial Policy & Promotion

Impact of Goods & Services Tax on the hotels industry

GST charged on transacted room rate instead of declared tariff

Prior to the implementation of GST, hotels across India charged taxes such as VAT, service tax, and luxury tax as per the respective state policies, and these varied widely from one state to another. Post implementation of GST in July 2017, hotels were brought under uniform tax slabs of 12%, 18% and 28%, based on their declared tariff rates. This resulted in considerable confusion, wherein customers who secured bookings below the declared tariffs were still charged GST as per the declared tariff rates. To counter this, the GST Committee changed the base by replacing declared tariff value with value of supply, or actual transacted value.

In September 2019, the GST Council also reduced taxes for hospitality sector effective October 1, 2019, to provide a boost to the sector.

Applicable GST slabs for hotels and restaurants

Services	GST rates (applicable before October 1, 2019)	GST rates (applicable after October 1, 2019)	GST rates (applicable after July 18, 2022)
Hotel stay with room rate of less than Rs 1,000 per day	Nil	Nil	12%
Hotel stay with room rates between Rs 1,000 and Rs 2,500 per day	12%	12%	12%
Hotel stay with room rates between Rs 2,500 and Rs 7,500 per day	18%	12%	12%
Hotel stay with room rates charged above Rs 7,500 per day	28%	18%	18%
Restaurants in five-star hotels (with standard room rate < Rs 7,500)	5% (no input tax credit)	5% (no input tax credit)	5% (no input tax credit)
Restaurants in five-star hotels (with standard room rate > Rs 7,500)	18% (with input tax credit)	18% (with input tax credit)	18% (with input tax credit)

Source: CRISIL MI&A

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Travel and tourism under Make in India initiative

Tourism and hospitality among sectors identified under Make in India

Make in India was launched in September 2014 with the aim to transform India into a global hub for manufacturing, research and innovation. Tourism and hospitality is one of the 25 sectors identified by the government under the programme. Additionally, sectors conducive to growth of tourism and hospitality - such as wellness, railways, roads and highways - have also been included in the scheme.

Sectors under Make in India programme

Automobiles	Aviation	Chemicals	IT & BPM	Pharmaceuticals
Construction	Defence manufacturing	Electrical machinery	Food processing	Textiles and garments
Ports	Leather	Media and entertainment	Wellness	Mining
Tourism and hospitality	Railways	Automobile components	Renewable energy	Biotechnology
Space	Thermal power	Roads and highways	Electronics systems	Oil and gas

Source: Make in India website

Some of the key initiatives specific to tourism and hospitality, and related sectors are:

●	Under the HML of infrastructure, three star or above category hotels outside cities with population of more than 1 million have been included. The list also includes ropeways and cable cars

●	Focus on skill development with several government-run hotel management and catering technology institutes and food craft institutes established to impart specialised training in hoteling and catering

●	Development of ayurveda, yoga, naturopathy, unani, siddha and homoeopathy (AYUSH) infrastructure, comprising registered practitioners, dispensaries and hospitals to boost wellness-related tourism

●	Liberal FDI policies across sectors such as hotels, AYUSH, railways, roads and highways, which is expected to improve overall infrastructure and connectivity

These measures are expected to provide a fillip to business as well as leisure travel to India, thereby benefiting the travel and tourism industry.

Key government policies for other sectors impacting the hospitality industry

CRISIL MI&A has considered the following related sectors for their impact on tourism and hospitality:

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Aviation industry

National Civil Aviation Policy 2016 and UDAN under Regional Connectivity Scheme

The National Civil Aviation Policy was launched in 2016, under which the government proposed to take flying to the masses by making it affordable and convenient. The policy aims at enabling 300 million domestic ticketing by 2022, 500 million by 2027, and 200 million international ticketing by 2027. One of the key components of the policy is to enhance regional connectivity through fiscal support and infrastructure development. As aviation and tourism are interconnected, the policy will have significant beneficial impact on both sectors. To address the issue of regional connectivity and connectivity to tier II and III cities, the Ministry of Civil Aviation and the Government of India launched Ude Desh ka Aam Nagrik (UDAN) in April 2017. The scheme aims at providing connectivity to unserved and under-served airports of the country through revival of existing airstrips and airports. Key provisions under UDAN are:

●	Price of Rs 2,500 (including all taxes) capped for one-hour flights with subsidised seats (minimum nine seats and maximum 40 seats)

●	UDAN scheme also provides viability-gap funding (VGF) for the price-capped seats as decided through bidding. However, the scheme is limited to airports listed in the document and subject to states with VAT on ATF less than 1%, with acceptance to contribute 20% to VGF

●	The scheme is expected to be operational for 10 years

As per a PIB release dated August 2021, 361 routes and 59 airports (including five heliports and two water aerodromes) have been operationalised under UDAN.

Also, as per a PIB release dated March 2021, the Ministry of Civil Aviation (MoCA) has proposed ~392 routes under UDAN 4.1 bidding process. The UDAN 4.1 round is focused on connecting smaller airports, along with special helicopter and seaplane routes. In addition to these, some new routes have been proposed under the Sagaramala Seaplane Services, in consultation with the Ministry of Ports, Shipping and Waterways.

As the scheme aims at promoting tourism by developing the regional aviation market and making flying affordable, it is expected to act as a booster for business and leisure travel.

As per a PIB release dated August 2022, there are 141 operational airports. Under the UDAN Scheme, 68 unserved destinations (58 airports, 8 heliports, 2 water aerodromes) have been connected, and 425 new routes were initiated under the scheme. The target of 220 destinations (airports, heliports, water aerodromes). Additionally, it seeks to establish 1000 air routes to provide connectivity to previously unconnected locations across the country. Already, 156 airports have been awarded 954 routes under the UDAN scheme.

Wellness

India’s traditional healthcare therapies - ayurveda and yoga - expected to drive medical tourism

The MoT categorises medical and wellness tourism under niche tourism. In line with this, medical visas were introduced to foreign travelers coming to India specifically for medical treatment. E-medical visas were introduced in April 2017 and were available to nationals of 171 countries as of March 2020, restored for nationals of 156 countries. Additionally, the National Medical and Wellness Tourism Board was set up in 2015 as an umbrella organisation to govern and promote medical tourism in India, including the Indian system of medicine covered by AYUSH.

While medical tourism is mainly driven by the private sector, the MoT has also taken steps to market and promote this concept in key markets.

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Roads

The Ministry of Road Transport and Highways (MoRTH) is responsible for formulating and administering policies for road transport, national highways and transport research, in consultation with stakeholders, to increase efficiency of the road transport system in India. Some of the key projects undertaken, which are expected to improve connectivity and consequently aid travel and tourism industry growth, are:

●	Bharatmala Pariyojana

Bharatmala Pariyojana is the umbrella programme that aims to optimise efficiency of road traffic movement across the country by bridging critical infrastructure gaps. The project will focus on connectivity of areas of economic activity, places of religious and tourist interest, border areas, backward and tribal areas, coastal areas, and trade routes with neighbouring countries.

As per data on the official website accessed on September 2022, ~24,800 km is being considered in Phase I of Bharatmala. In addition, Bharatmala Pariyojana Phase-I also includes 10,000 km of balance road works under National Highways Development Project, taking the total to 34,800 km, at an estimated cost of Rs 5,35,000 crore. Bharatmala Phase-I is to be implemented over five years, i.e., fiscals 2018 to 2022. However, the project is running in delays.

●	Setu Bharatam

Under this project, MoRTH has targeted replacement of level crossings on national highways by constructing 208 road over bridges /road under bridges not falling under any other programme, at an estimated cost of Rs 500 billion.

●	Chardham Mahamarg Vikas Pariyojna

The project aims to provide easy access to four dhams - Gangotri, Yamunotri, Kedarnath, and Badrinath - in Uttarakhand. These four dhams are prominent pilgrimage centres in India. The project entails development of 889 km of two-lane roads with paved shoulders at an estimated cost of Rs 120 billion. The project is being taken up on engineering, procurement and construction basis. Out of the total 53 civil works covering the entire length of 889 km under Chardham project, 40 civil works totalling Rs 94.74 billion (including cost of pre-construction works of Rs 4.91 billion) covering 673 km have been sanctioned. 34 works covering 604 km amounting to Rs 79.23 billion have been awarded, out of which 30 works totalling Rs 76.79 billion covering 589 km are ongoing and 78 km have been completed till March 2019, and two works to Rs 1.41 billion covering 1.1 km have been completed. For the remaining two works, dates and other details are yet to be given.

●	Multimodal Logistics Parks (MMLPs)

A network of 35 MMLPs has been identified for development in phase I of the Bharatmala Pariyojana project. These MMLPs will act as regional intermodal freight-handling facilities with mechanised material handling provisions, and comprise warehouses, specialised cold chain facilities, freight / container terminals, and bulk / break-bulk cargo terminals.

Other landmark projects being implemented include:

●	Vadodara-Mumbai Expressway

●	Delhi-Mumbai Expressway

●	Bengaluru-Chennai Expressway

●	Nagpur-Hyderabad-Bengaluru Expressway

●	Kanpur-Lucknow Expressway

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Railways

Trains are a cheap and reliable mode of transport in India. Almost all places of tourism in India are accessible by rail. The Indian Railways encourages tourism by offering different promotional schemes, tour packages, special trains, charter trains, luxurious trains, and coaches. The Indian Railway Catering and Tourism Corporation (IRCTC), which is a subsidiary of the Indian Railways, handling catering, tourism and online ticketing operations of the Indian Railways, focuses on rail tourism via special trains, schemes and packages as detailed below:

●	Bharat Darshan Tourist Train

Bharat Darshan Tourist Trains are special trains and tour packages offered by IRCTC, primarily targeting budget tourists. These trains operate from various cities across the country on various circuits, covering various tourist destinations. Priced at Rs 900 per day per passenger for non-AC sleeper class and Rs 1100 for 3AC (plus applicable GST), the tour package is inclusive of rail and road travel, meals, sightseeing and accommodation. Additionally, tourists are insured for accidental claim up to Rs 1 million. IRCTC operated 42 trips of the Bharat Darshan tourist train in FY 2021-22 carrying 30,714 passengers.

●	Pilgrim special trains

For travellers seeking to enhance their spiritual experience, pilgrimage special tour packages have been developed by IRCTC. Tickets are attractively priced at Rs 900 and Rs 1,500 per day per person + GST for sleeper class and 3rd AC class passengers, respectively. During FY 2021-22, IRCTC has operated 17 trips of Pilgrim Special Tourist Trains carrying 9,974 pilgrim passengers.

●	Buddhist Circuit Special Train

Started in 2007, the Buddhist Circuit Special Train is a fully air-conditioned train offering seven nights/ eight days package covering all major Buddhist pilgrim locations in India and Lumbini in Nepal.

●	Gandhi Circuit Special Train

The IRCTC started the Gandhi Darshan Special Circuit Train in June 2017 to commemorate the centenary celebration of Sabarmati Ashram in Gujarat. The train offers an all-inclusive tour package across major tourist places connected to the life of Mahatma Gandhi.

●	Maharajas’ Express

Maharajas’ Express was launched in 2010 and has been the recipient of the world’s leading luxury tourist train consecutively from 2012 to 2017 at the World Travel Awards. The train operates on five different itineraries, out of which three are of seven nights/ eight days and two are of three nights/ four days, covering Ajanta, Udaipur, Jodhpur, Bikaner, Jaipur, Ranthambore, Agra, Balasinor, Gwalior, Khajuraho, Varanasi, and Lucknow.

●	State Special trains

The IRCTC runs special tourist train tours in collaboration with state governments. These train tours cover various destinations of tourist and pilgrim importance across India. In fiscal 2020, IRCTC tied up with state governments of Delhi, Madhya Pradesh, Odisha, Rajasthan and Jharkhand to operate State Special trains. In FY 2021- 22, IRCTC has operated 16 State Special Trains for Delhi Government and carried 15,757 tourists to various pilgrim places.

●	Tourism portal

The IRCTC launched its tourism portal www.irctctourism.com in March 2007. It offers online booking of tourist trains, air tickets and tour packages through rail/ air/ land, hotels, and cabs. The IRCTC revamped the website to improve user-friendliness and facilities offered, and planned to introduce offerings, such as cruise and river cruise packages, cargo business, AC tourist trains, adventure tourism packages, foreign exchange, visa, and international travel insurance.

●	E-catering services

The IRCTC launched e-catering services in 2015, wherein passengers can log onto the e-catering website, enter a valid PNR and choose from the menu. Orders are accepted over call or SMS as well. Further, to make the services passenger-friendly, online and cash-on-delivery services are available for e-catering services. Besides food from IRCTC-managed food plazas and fast food units, reputed food chains such as McDonald’s, KFC, Switz Foods, Only Alibaba, Dominos, Haldiram, Bikanerwala, Nirulas, Sagar Ratna, and Pizza Hut have tied up with IRCTC to serve passengers.

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10 An overview of air and port freight industries in India

Review and outlook of air freight

Domestic air freight traffic is estimated to grow at 9-12% CAGR during fiscals 2023 to 2028

Post decline of ~35% in fiscal 2021 domestic freight traffic in fiscal 2022 has grown by ~36% on-year to 646 thousand tons, similar to fiscal 2017 levels. Recovery in freight traffic was faster than the recovery in passenger traffic in fiscal 2022 as cargo traffic was lesser impacted during the second and third waves of the pandemic.

In fiscal 2023, domestic freight traffic has seen an on-year growth of ~12% to 725 thousand tonnes in fiscal 2023, surpassing pre-Covid highs attained in fiscal 2019, led by a low base, continued economic revival, rising demand from e-commerce and related sectors and increased capacity deployment by airlines.

Going ahead, domestic freight traffic is expected to reach 1,100-1,300 thousand tonnes by fiscal 2028, growing at a CAGR of 10-12% from fiscal 23, led by increased capacity and connectivity on domestic routes, and higher GDP growth leading to high goods transfer within the country.

Domestic air traffic trend and outlook (‘000 tonne)

Note: P - projected

Data for FY21 and FY22 also includes unscheduled cargo operations including Lifeline UDAN and cargo charter flights

Source: DGCA, CRISIL MI&A

International air-freight traffic estimated to grow at 10-13% CAGR during fiscals 2023 to 2028

The covid-19 pandemic has led to a structural shift in the air cargo market due to

1.	Rising trade with other nations as both imports and exports are on an upswing with recovery in the Indian and world economy

2.	Rise in e-commerce activity attributable to a permanent shift brought about by the pandemic as more people get comfortable with online ordering

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3.	The Indian government halting fifth freedom cargo flights

4.	Neighboring countries such as Vietnam and Bangladesh have high volume of exports to Europe and other nations and India is the preferred air cargo hub for them as the Indian airline network and air cargo market is better developed than those countries

5.	Government initiatives like FDI in manufacturing and Make in India enabling export oriented manufacturing of electronics, Pharmaceuticals, etc. to facilitate air cargo growth

6.	Rising congestion at ports and other supply-chain bottlenecks, coupled with skyrocketing shipping prices, pushing demand towards air freight services and

7.	Considering the forecasted growth in passenger capacity of domestic airlines resulting in fleet expansion thereby producing an additional belly capacity for air freight

Led by these factors fiscal 2022 has seen a year-on-year growth of ~29% on a low pandemic impacted base of 1961 thousand tons in fiscal 2021. However, freight traffic is declined by ~5% on-year in fiscal 2023 to 1,865 thousand tons which can be attributable to drop-in sea freight rates and global economic pressure

Going forward, the international freight traffic is expected to grow at a CAGR of 10-13% between fiscal 2023 and 2028 reaching 3,000 – 3,500 thousand tons by fiscal 2028.

International air traffic trend and outlook (‘000 tonne)

Note: P - projected

Source: AAI, CRISIL MI&A

Review and outlook of port traffic

Traffic at Indian ports to witness 2-4% CAGR growth during fiscals 2023 to 2028

Port traffic in fiscal 2021 de-grew around 5%, while the past five-year CAGR was 2.2%. In fiscal 2022, traffic growth rebounded with 4.4% on-year growth. Growth in fiscal 2022 is majorly driven by key commodities coupled with the low base of fiscal 2021. Furthermore, port traffic is estimated to have grown by 8-9% in fiscal 2023. The growth in fiscal 2023 was primarily driven by the robust growth in coal cargo traffic on the back of higher domestic demand due to increased power requirements in the country.

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Over fiscals 2023-2028, growth at Indian ports is expected to be at 2-4%. However, tapering growth in Coal and POL (Petroleum Oil and Lubricants) segment, led by slower consumption in crude oil and import substitution of coal along with plateauing of iron ore exports is expected to moderate cargo traffic over long term.

That said, the share of major ports has been declining as non-major ports are able to provide better efficiencies and shorter turnaround time (TAT) with competitive rates. Over the next five years, non-major ports are expected to grow at a pace similar to major ports due to a fall in imports and slight growth in coastal traffic.

Port traffic trend and outlook (million tonne)

Note: P - projected

Source: Indian Ports Association (IPA), CRISIL MI&A

Container traffic is expected to revive on account of lower container costs and higher imports

In fiscal 2023, the growth in container traffic witnessed a muted growth of 3% due to the emergence of unfavorable macroeconomic factors such as economic slowdown, inflationary pressure and high freight costs during the fiscal. Furthermore, reduced stress levels on global supply chains due to the absence of COVID-induced restrictions resulted in the easing of acute shortage in container availability and faster turnaround times in ports. As a result, lesser number of containers were needed for transportation. However, in the medium term, low container traffic per capita in India and containerization’s inherent benefits like cost-effectiveness would act as key levers for growth in container traffic. Having said that, containerized exports are likely to encounter headwinds in fiscal 2024 due to economic slowdown in many of India’s trading partners.

Going forward, the container segment is expected to see a growth of 4.5-6.5% over fiscals 2023-2028. Container traffic is further expected to benefit from higher imports, lower container costs and greater container availability.

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Container traffic trend and outlook (million tonne)

Note: P - projected

Source: IPA, CRISIL MI&A

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